As filed with the Securities and Exchange Commission on January 31, 2003.

                                                    Registration Nos. 333-101274
                                                                       811-04473

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [ ]

                        Pre-Effective Amendment No. 1                       [X]

                       Post Effective Amendment No. _                       [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. 2                              [X]


                            ------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                                  (Registrant)

                            ------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                                  402-467-1122

                            ------------------------

                                DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-7465

                            ------------------------


                  Approximate Date of Proposed Public Offering:
                  As soon as practicable after effective date.

    TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                 OVERTURE VIVA!
                              CONTENTS OF FORM N-6

PART A:  INFORMATION REQUIRED IN A PROSPECTUS

Form N-6 Item                                                 Heading in Prospectus
Item 1.  Front and Back Cover Pages
              (a) Front Cover Page............................Front Cover Page
              (b) Back Cover Page.............................Last Page
Item 2.  Risk/Benefit Summary: Benefits and Risks
              (a) Contract Benefits...........................POLICY SUMMARY
              (b) Contract Risks..............................        "
              (c) Portfolio Company Risks.....................        "
Item 3.  Risk/Benefit Summary: Fee Table......................CHARGES TABLES
Item 4.  General Description of Registrant, Depositor and Portfolio Companies
              (a) Depositor...................................Front Cover Page (more in SAI)
              (b) Registrant..................................INVESTMENT OPTIONS-Separate Account Variable
                                                              Investment Options
              (c) Portfolio Companies.........................        "
              (d) Portfolio Company Prospectus................        " ; Appendix A
              (e) Voting   ...................................        "
Item 5.  Charges
              (a) Description.................................CHARGES; CHARGES
              (b) Portfolio Company Charges...................       "
              (c) Incidental Insurance Charges................N/A
Item 6.  General Description of Contracts
              (a) Contract Rights.............................POLICY SUMMARY; INVESTMENT OPTIONS;
                                                              OTHER IMPORTANT POLICY INFORMATION; POLICY DISTRIBUTIONS
              (b) Contract Limitations........................                 "
              (c) Contracts or Registrant Changes.............INVESTMENT OPTIONS-Adding, Deleting or Substituting
                                                              Variable Investment Options; OTHER IMPORTANT POLICY
                                                              INFORMATION-Policy Changes
              (d) Other Benefits..............................N/A
              (e) Class of Purchasers.........................OTHER IMPORTANT POLICY INFORMATION-Policy Application and
                                                              Issuance.
Item 7. Premiums
              (a) Purchase Procedures.........................                 "
              (b) Premium Amount..............................                 "
              (c) Premium Payment Plans.......................                 "
              (d) Premium Due Dates...........................                 "
              (e) Automatic Premium Loans.....................N/A
              (f) Sub-Account Valuation.......................OTHER IMPORTANT POLICY INFORMATION-Policy Value
Item 8. Death Benefits and Contract Values
              (a) Death Benefits..............................POLICY DISTRIBUTIONS-Death Benefit
              (b) Charges and Contract Values.................CHARGES TABLES; CHARGES; OTHER IMPORTANT POLICY
                                                              INFORMATION-Policy Value
Item 9.  Surrenders, Partial Surrenders, and Partial Withdrawals
              (a) Surrender ..................................POLICY DISTRIBUTIONS-Full Surrender
              (b) Partial Surrender and Withdrawal............                 " -Partial Withdrawal
              (c) Effect of Partial Surrender and Withdrawal..                 "        "
              (d) Sub-Account Allocation......................OTHER IMPORTANT POLICY INFORMATION-Policy Application and Issuance
              (e) Revocation Rights...........................                 " - "Free Look" Rights
Item 10. Loans
              (a) Availability of Loans.......................POLICY DISTRIBUTIONS-Policy Loans
              (b) Limitations.................................                 "
              (c) Interest....................................                 "
              (d) Effect on Cash Value and Death Benefit......                 "
              (e) Procedures..................................                 "
Item 11. Lapse and Reinstatement
              (a) Lapse...................................... OTHER IMPORTANT POLICY INFORMATION-Lapse and Grace Period
              (b) Lapse Options...............................                 "
              (c) Effect of Lapse ............................                 "
              (d) Reinstatement...............................                 " - Reinstatement
Item 12. Taxes
              (a) Tax Consequences............................TAX MATTERS
              (b) Effect......................................                 "
Item 13. Legal Proceedings....................................OTHER IMPORTANT POLICY INFORMATION-Legal Proceedings
Item 14. Financial Statements.................................See Statement of Additional Information, below.


PART B        Information Required in a Statement of Additional Information
Form N-6 Item                                                 Heading in Statement of Additional Information
Item 15. Cover Page and Table of Contents
              (a) Cover Page..................................Cover Page
              (b) Table of Contents...........................     "
Item 16. General Information and History
              (a) Depositor...................................About Our Company
              (b) Registrant..................................see prospectus, INVESTMENT OPTIONS
              (c) History of Depositor and Registrant.........About Our Company; see prospectus, INVESTMENT OPTIONS-
                                                              Separate Account Variable Investment Options
              (d) Ownership of Sub-Account Assets.............see prospectus, INVESTMENT OPTIONS-Separate Account
                                                              Variable Investment Options
              (e) Control of Depositor........................About Our Company
Item 17. Services
              (a) Expenses Paid by Third Parties..............N/A
              (b) Service Agreements..........................N/A
              (c) Other Service Providers.....................N/A
Item 18. Premiums
              (a) Administrative Procedures...................see prospectus, OTHER IMPORTANT POLICY INFORMATION-
                                                              Policy Application and Issuance
              (b) Automatic Premium Loans.....................N/A
Item 19. Additional Information About Operation of Contracts and Registrant

              (a) Incidental Benefits.........................see prospectus, OTHER IMPORTANT POLICY INFORMATION
              (b) Surrender and Withdrawal....................see prospectus, CHARGES TABLES; CHARGES;
                                                              POLICY DISTRIBUTIONS
              (c) Material Contracts Relating to The
                  Registrant..................................N/A
Item 20. Underwriters
              (a) Identification Underwriter
              (b) Offering and Commissions....................Distribution of the Policy
              (c) Other Payments..............................           "
              (d) Commissions to Dealers......................           "
Item 21.      Additional Information about Charges
              (a) Sales Load .................................see prospectus, CHARGES TABLES; CHARGES
              (b) Special Purchase Plans......................More Information on Charges
              (c) Underwriting Procedures.....................           "
              (d) Increases in Face Amount....................see prospectus, POLICY DISTRIBUTIONS-Death Benefit
Item 22. Lapse and Reinstatement..............................see prospectus, OTHER IMPORTANT POLICY INFORMATION-
                                                              Lapse and Reinstatement
Item 23. Loans
              (a) Loan Provisions.............................see prospectus, OTHER IMPORTANT POLICY INFORMATION-
                                                              Policy Loans
              (b) Amount Available............................           "
              (c) Effect on Cash Value and Sub-Accounts.......           "
              (d) Interest ...................................           "
              (e) Other Effects ..............................           "
Item 24. Financial Statements
              (a) Registrant..................................Financial Statements
              (b) Depositor...................................Financial Statements
Item 25. Performance Data
              (a) Calculation.................................Performance Data
              (b) Quotation ..................................           "
Item 26. Illustrations
              (a)  Narrative Information......................see prospectus, last page-Illustrations
              (b)  Headings...................................                 "
              (c)  Premiums, Ages.............................                 "
              (d)  Rating Classifications.....................                 "
              (e)  Years......................................                 "
              (f)  Illustrated Values.........................                 "
              (g)  Rates of Return............................                 "
              (h)  Portfolio Company Charges..................                 "
              (i)  Other Charges..............................                 "
              (j)  Additional Information.....................                 "


Overture VIVA!
PROSPECTUS:  February 6, 2003

OVERTURE VIVA!(sm)
Flexible Premium

Variable Universal Life Insurance Policy
                     Ameritas Variable Life Insurance Company Separate Account V


     This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and how to invest your Policy value. The value of your Policy will go up or down based on the investment performance of the investment options you choose. The amount of the death benefit can also vary as a result of investment performance.

     You may allocate all or part of your Policy value among a variety of variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from several prominent portfolio managers (see Appendix A of this prospectus).

     You may also allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

             The Securities and Exchange Commission ("SEC") does not
             pass upon the accuracy or adequacy of this prospectus,
               and has not approved or disapproved the Policy. Any
              representation to the contrary is a criminal offense.

           This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain
           features described in this prospectus, may not be available in all states.

              No One is authorized to give information or make any
        representation about the Policy that is not in this prospectus.
                  If anyone does so, you should not rely upon
                       it as being accurate or adequate.

              NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

             Ameritas Variable Life Insurance Company (we, us, our)
            Service Center, P.O. Box 82550, Lincoln, Nebraska 68501.
                   1-800-745-1112. www.variable.ameritas.com
                            -------------------------

                        This page is intentionally blank.

Contacting Us. To answer your questions or to send additional premium, contact your registered representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                            www.variable.ameritas.com

          Express mail packages should be sent to our street address, not our P.O. Box address.

The Correct Form of Written Notice "in good order" is important for us to get the information we require to accurately process your Policy elections and changes. Many forms can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service you want, we accept some Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:
"Ameritas Variable Life Insurance Company"


TABLE OF CONTENTS                                          Begin on Page

     POLICY SUMMARY..............................................4
     CHARGES TABLES..............................................6
     INVESTMENT OPTIONS..........................................9
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Model Asset Allocation
         Systematic Transfer Programs
           (Dollar Cost Averaging, Portfolio Rebalancing,
           Earnings Sweep)
     CHARGES....................................................13
         Transaction Fees
            (Percent of Premium Charge, Surrender Charge,
            Partial Withdrawal Charge, Transfer Fee)
         Periodic Charges: Monthly Deductions from Policy Value
            (Cost of Insurance Charge, Administrative Charge,
            Cost of Optional Features)
         Periodic Charges: Daily Deduction from Separate
            Account Assets
           (Risk Charge, Portfolio Charges)
     OTHER IMPORTANT POLICY INFORMATION.........................15
         Policy Application and Issuance
         Policy Value
         Misstatement of Age or Sex
         Suicide
         Incontestability
         Telephone Transactions
         Lapse and Grace Period
         Reinstatement
         Delay of Payments or Transfers
         Beneficiary
         Minor Owner or Beneficiary
         Policy Changes
         "Free Look" Rights
         Optional Features
         Legal Proceedings
         How to get Financial Statements
     POLICY DISTRIBUTIONS.......................................20
         Death Benefit
         No Maturity Date
         Policy Loans
         Full Surrender
         Partial Withdrawal
         Payment of Policy Proceeds
     TAX MATTERS................................................24
         Life Insurance Qualification; Tax Treatment of Death Benefit Special Considerations for Corporations
         Tax Treatment of Loans & Other Distributions
         Other Policy Owner Tax Matters

     APPENDIX A: Variable Investment Option Portfolios..........27
     APPENDIX B: Optional Features..............................28
     DEFINED TERMS..............................................29
     LAST PAGE...............................................Last Page
         IMSA
         Thank You/ If You Have Questions
         Illustrations
         Statement of Additional Information;
           Registration Statement
         Reports to You

POLICY SUMMARY

Refer to the Policy for the actual and complete terms of the Policy. You may obtain a copy from us.

         The OVERTURE VIVA! Policy is flexible premium variable universal life insurance. The Policy will usually be unsuitable for short-term savings or short-term life insurance needs. We are obligated to pay all amounts promised under the Policy. The Policy pays death benefit proceeds to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. The insured cannot be over age 90 on the insured's birthday nearest the Policy issue date. We will only issue the Policy for an initial specified amount of insurance coverage of $100,000 or more (which may be as little as $50,000 on the base Policy with another $50,000 of specified amount in rider term coverage for the base Policy insured).

         You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans, partial withdrawals and surrenders may be subject to income tax and penalty tax.

         Your Policy value and Death Benefit will go up or down as a result of the investment experience of your Policy. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's charges. Your Policy's Death Benefit will never be less than the then current Specified Amount of insurance coverage less any outstanding loans and loan interest, and less any due but unpaid Policy charges. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because the Cash Surrender Value is insufficient to keep the Policy in force.

         Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance adviser.

         COMPARISON TO OTHER POLICIES AND INVESTMENTS

         Compared to other life insurance. The Policy is like fixed-benefit life insurance except for its investment features, the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit. Another difference is that the Policy value and death benefit fluctuate to reflect the investment experience of the variable investment options you select, so you have both the investment risk (including possible loss of value) and opportunity, not us.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a long-term tax-deferred basis while providing benefits such as life insurance protection through death benefits, lifetime income payments, and the potential for tax-free income during the insured's life.

         Compared to mutual funds. Although the underlying portfolios of the Separate Account operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy is different. Unlike publicly traded mutual funds, the Policy has these features:

o Provides death benefit insurance protection that is exempt from income tax but estate taxes may apply.
o Can lapse with no value if the Cash Surrender Value is not enough to pay charges or loan interest, unless the terms for a Guaranteed Death Benefit are met.
o Can provide settlement option payments for the rest of your life or for some other period. o You can transfer money from one underlying investment portfolio to another without tax liability. o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy. o Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although (a) such earnings are exempt from taxation if received as a death benefit (special tax considerations may apply if the Policy is owned by a business or used to fund certain business purposes) and (b) taxation is deferred until such earnings are distributed as a full surrender or partial withdrawal.
o Most states allow you a "right to examine" period to review your Policy and cancel it for a return of premium paid. (See a Policy for details.)
o By purchasing interests in the Separate Account Subaccounts, you select the portfolios in which we then invest your money. We own the Separate Account assets, but they are held separately from our other assets.

 Information about the risks of each variable investment option is contained in the portfolio prospectus for each option. You may obtain a copy from us.

         POLICY OPERATION & FEATURES

Premiums.
o Premium is used to create Policy value to cover Policy charges and to generate investment earnings.

Charges Deducted from Premium
o    Percentage of Premium Charge: currently 3 1/2%.

Investment Options.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Model asset allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Charges Deducted from Assets.
(See CHARGES TABLES on next pages.)

Transaction Fees:

o    Percentage of Premium Charge.
o    Surrender and partial withdrawal charges, if any.
o    Transfer fee, if any.

Periodic Charges (monthly from Policy value):
o    Cost of Insurance Charge.
o    Administrative Charges.
o    Charges for selected optional features.

Periodic Charges (daily from Separate Account assets only):
o    Risk charge.
o    Underlying portfolio investment advisory charges and operating expenses.

Loans
o You may borrow a limited amount of Policy value. Each loan must be at least $200. Interest accrues on outstanding loan amounts. After the 5th Policy Year, loans at a lower interest rate may be available.

Surrenders.
o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES TABLES, next page.

                      -----------------
                          Premiums
                      -----------------
---------------------------------------------------------
        Ameritas Variable Life Insurance Company
---------------------------------------------------------
               -------------------------------
               Charges Deducted from Premium
               -------------------------------
---------------------------------------------------------
                   Investment Options
---------------------------------------------------------
-------------- -- ---------------------------------------
    Fixed
   Account           Ameritas Variable Life Insurance
                        Company Separate Account V
Policy value
 receives a            Variable Investment Options
 guaranteed       Policy value may vary daily depending
    fixed           upon the investment performance of
  interest              the underlying portfolios.
    rate.
-------------- -- ---------------------------------------
-------------- -- ---------------------------------------
                             The Subaccounts
-------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
---------------------------------------------------------
              Charges Deducted from Assets
---------------------------------------------------------
-------------------    ---------------    ---------------
                       Surrender all
      Loans              or part of           Death
                         the Policy          Benefits
-------------------    ---------------    ---------------
                       ----------------------------------
                            Paid in Annuity Income
                                  or Lump Sum
                       ----------------------------------

Death Benefit.

o If you meet certain premium requirements, we will guarantee a death benefit for a certain period even if your Policy's Cash Surrender Value falls to zero.
     The death benefit is essentially a level death benefit that includes total Policy value within the specified amount (although death benefit can vary as a result of investment performance).

     Death Benefit proceeds are reduced by any Policy loan balance, unpaid loan interest, and any monthly deductions due but unpaid at death.

     See the POLICY DISTRIBUTIONS: Death Benefits section for details.

Settlement Income.
o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

CHARGES TABLES                                        (some charges are rounded)

         POLICY CHARGES

         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you pay a premium, surrender the Policy, or transfer Policy value between investment options. State premium taxes may also be deducted.

--------------------------------------------------- ----------------------- -------------------- --------------------
                                                                                                     Guaranteed
TRANSACTION FEES                                         When Deducted             Current             Maximum
--------------------------------------------------- ----------------------- -------------------- --------------------
PERCENT OF PREMIUM CHARGE                           When each premium is        3 1/2% of each     5% of each premium
                                                    paid.                       premium payment         payment
--------------------------------------------------- ----------------------- -------------------- --------------------
SURRENDER CHARGE (per $1,000 of Specified Amount    Upon a full surrender       Varies(1)
  of insurance coverage)                            during the first 14         Policy Year 1:
                                                    Policy Years or in          Minimum     $3.34
                                                    the 14 Policy Years         Maximum    $58.05     Same as current
                                                    following an increase       Example(2) $22.69
                                                    in specified amount         Fee declines each
                                                    of insurance coverage.      year.
--------------------------------------------------- ----------------------- -------------------- --------------------
PARTIAL WITHDRAWAL CHARGE                           Upon each withdrawal.       2% or $25             2% or $50
     (lesser of % of withdrawal amount or dollar
      amount)
--------------------------------------------------- ----------------------- -------------------- --------------------
TRANSFER FEE (per transfer)                         First 15 transfers per year:    NONE                 NONE
                                                    Each additional transfer:       NONE                 $10
--------------------------------------------------- ----------------------- -------------------- --------------------

Transaction Fees Table Footnotes:
(1) Varies in amount and duration by insured's sex, issue age, risk class, and the amount of time you have had your Policy. Taxes and penalties may also apply. Ask for a Policy illustration or see your Policy for these charges applicable to you.

(2) Assumes a male, age 45 at Policy issue and in our best risk class. Fee declines to $1.81 per $1,000 in 14th Year and zero thereafter.

         The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.

---------------------------------------------------- ---------------------- -------------------- --------------------
PERIODIC CHARGES
(other than Subaccount portfolio operating                                       Current            Guaranteed
expenses)                                             When Deducted             (annual)           Maximum (annual)
---------------------------------------------------- ---------------------- -------------------- --------------------
DAILY DEDUCTION FROM
SEPARATE ACCOUNT ASSETS  (to equal the annual %
shown)
---------------------------------------------------- ---------------------- -------------------- --------------------
RISK CHARGE (for mortality and expense risk)                 Daily
                                  Policy Years 1-15                                0.70%                0.90%
                                   Policy Years 16+                                0.20%                0.65%
---------------------------------------------------- ---------------------- -------------------- --------------------

MONTHLY DEDUCTION FROM
POLICY VALUE
     Several of the charges below vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.

---------------------------------------------------- ---------------------- -------------------- --------------------
BASE POLICY COST OF INSURANCE (Rate is a % of the           Monthly         Varies(1)            Varies(2)
net amount of insurance coverage at risk)                                   Minimum      0.02%   Minimum       0.07%
                                                                            Maximum    100.00%   Maximum     100.00%
                                                                            Example(9,10)0.12%   Example(9,10) 0.33%
---------------------------------------------------- ---------------------- -------------------- --------------------
ADMINISTRATIVE CHARGE                                       Monthly                   $90                 $120
---------------------------------------------------- ---------------------- -------------------- --------------------
ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL                                 Varies(3)            Varies(3)
                                                                            Minimum    $1.32     Minimum    $1.32
SPECIFIED AMOUNT (Rate is an amount per $1,000 of     Monthly, for first    Maximum   $54.72     Maximum   $54.72
initial Specified Amount of insurance coverage)      20 Policy Years only.  Example(9) $3.24     Example(9) $3.24
                                                                            Fee remains level    Fee remains level
                                                                            for 15 years and     for 20 Policy Years
                                                                            grades to $0 in
                                                                            Policy Year 20

---------------------------------------------------- ---------------------- -------------------- --------------------
ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN       Monthly, for first    Varies(4)            Varies(4)
SPECIFIED AMOUNT (Rate is an amount per $1,000 of     20 Policy Years only. Minimum    $1.32     Minimum    $1.32
increase in Specified Amount of insurance coverage)                         Maximum   $54.72     Maximum   $54.72
                                                                            Example(9) $4.08     Example(9) $4.08
                                                                            Fee remains level    Fee remains level
                                                                            for 15 years and     for 20 Policy
                                                                            grades to $0 in      Years after the
                                                                            the 20th Policy      increase
                                                                            Year after the
                                                                            increase
---------------------------------------------------- ---------------------- -------------------- --------------------
COST OF OPTIONAL FEATURES
---------------------------------------------------- ---------------------- -------------------- --------------------
   Guaranteed Death Benefit Rider                             N/A                  No Cost              No Cost
   ------------------------------------------------- ---------------------- -------------------- --------------------
   Waiver of Monthly Deductions on Disability               Monthly         Varies(2)              Same as current
   Rider (Rate is a percentage of the total                                 Minimum       3.32%
   monthly deduction not including this rider.)                             Maximum      53.68%
                                                                            Example(9,10) 7.94%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Payor Waiver of Monthly Deductions on                    Monthly         Varies(2)              Same as current
   Disability Rider  (Rate is a percentage of the                           Minimum       3.32%
   total monthly deductions not including this                              Maximum      53.68%
   rider.)                                                                  Example(10,11)6.18%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Disability Benefit Rider (Rate is a % of the             Monthly         Varies(5)              Same as current
   monthly benefit.)                                                        Minimum       3.59%
                                                                            Maximum      21.44%
                                                                            Example(9)    5.06%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Payor Disability Rider  (Rate is a % of the              Monthly         Varies(5)              Same as current
   monthly benefit.)                                                        Minimum       3.75%
                                                                            Maximum       8.64%
                                                                            Example(11    4.25%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Accidental Death Benefit Rider  (Rate is a % of          Monthly         Varies(6)              Same as current
   the selected amount.)                                                    Minimum       0.06%
                                                                            Maximum       0.24%
                                                                            Example(9)    0.09%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Children's Protection Rider  (Flat annual rate.)         Monthly                   $52          Same as current
---------------------------------------------------- ---------------------- -------------------- --------------------
   Guaranteed Insurability Rider  (Rate is a % of           Monthly         Varies(6)              Same as current
   the selected amount.)                                                    Minimum       0.06%
                                                                            Maximum       0.20%
                                                                            Example(11   0.09%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Term Coverage Rider (Rate is a % of the rider            Monthly         Varies(7)              Varies(2)
   net amount at risk.)                                                     Minimum       0.04%    Minimum      0.13%
                                                                            Maximum     100.00%    Maximum    100.00%
                                                                            Example(9,10) 0.10%    Example(9,10)0.42%

---------------------------------------------------- ---------------------- -------------------- --------------------
---------------------------------------------------- ---------------------- -------------------- --------------------
   Other Insured Rider  (Rate is a % of the rider            Monthly        Varies(2)            Varies(2)
   net amount at risk.)                                                     Minimum       0.10%   Minimum       0.10%
                                                                            Maximum     100.00%   Maximum     100.00%
                                                                            Example(9,10) 0.32%   Example(9,10) 0.35%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Terminal Illness Rider                                     N/A                No Cost               No Cost
---------------------------------------------------- ---------------------- -------------------- --------------------
   Legacy Asset Rider  (Rate is a % of the rider            Monthly         Varies(2)            Varies(2)
   net amount at risk.)                                                     Minimum       0.04%  Minimum       0.05%
                                                                            Maximum      28.21%  Maximum      52.88%
                                                                            Example(9,10) 0.09%  Example(9,10) 0.14%
---------------------------------------------------- ---------------------- -------------------- --------------------
   Waiver of Deductions Rider on Legacy                     Monthly         Varies(8)
   Asset Rider  (Rate is a % of the total monthly                           Minimum       0.05%    Same as current
   deduction not including this rider.)                                     Maximum      77.66%
                                                                            Example( 9,10)0.24%
---------------------------------------------------- ---------------------- -------------------- --------------------

Periodic Charges Table Footnotes:

(1) Rate varies by insured's sex, issue age, risk class, and the length of time the Policy has been in force.
(2)  Rate varies by insured's sex, risk class and attained age.
(3)  Rate varies by insured's sex, issue age, and risk class.
(4) Rate varies by insured's sex, and age and risk class at the time of the increase. Example charges assume increase occurs after five Policy Years.
(5) Rate varies by insured's sex, age and risk class at the time the rider is added to the Policy.
(6) Rate varies by insured's sex and issue age at the time the rider is added to the Policy.
(7) Rate varies by the rider insured's sex, age and risk class at the time the rider is added to the Policy, and the length of time the rider has been in force.
(8)  Rate varies by insured's attained age
(9) "Example" charges assume an insured who is male, best risk class, age 45 when Policy is issued or rider is added to the Policy.
(10) "Example" charges assume Policy is in its first Policy Year.
(11) "Example" charges assume an insured who is male, age 10 at the time the rider is added to the Policy.

       We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

         The next table describes net interest rates charged on amounts borrowed from the Policy.

--------------------------------------------------- ----------------------- -------------------- --------------------
                                                                                                    Guaranteed
NET INTEREST CHARGED ON LOANS                            When Deducted             Current            Maximum
--------------------------------------------------- ----------------------- -------------------- --------------------
LOAN ACCOUNT  (effective annual rates)                   Upon each Policy
        Regular Loans                                     Anniversary.              2.5%                 3.0%
        Reduced Rate Loans  (available only after                                     0%                 0.5%
                              the 10th Policy Year)
--------------------------------------------------- ----------------------- -------------------- --------------------

PORTFOLIO COMPANY OPERATING EXPENSES

         The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before any waivers or reductions, that you may pay periodically during the time that you own the contract, followed by a table showing additional information for each portfolio company. Except as noted, the expenses shown are unaudited as of December 31, 2002. More detail concerning each portfolio company's fees and expenses, including the most recent audited expense numbers (as of December 31, 2001, except as noted) is contained in the prospectus for each portfolio company.

---------------------------------------------------------------------------- -------------------- --------------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
     Expenses that are deducted from portfolio company assets, including            Minimum             Maximum
     management fees, distribution and/or service (12b-1) fees, and other expenses
---------------------------------------------------------------------------- -------------------- --------------------
Before any Waivers and Reductions                                                   0.38%                 1.30%
---------------------------------------------------------------------------- -------------------- --------------------
After any Waivers and Reductions (explained in the footnotes to these               0.36%                 1.30%
tables)
---------------------------------------------------------------------------- -------------------- --------------------

                                                                              Total                   Total Expenses
Subaccount's underlying                   Management     12b-1      Other     Fund      Waivers and  after waivers and
Portfolio Name                               Fees         Fees      Fees      Fees       Reductions  reductions, if any
AMERICAN CENTURY                                           -
o        VP Income & Growth                  0.70%         -         -        0.70%         -            0.70%
o        VP Value                            0.95%         -         -        0.95%         -            0.95%(1)
AMERITAS PORTFOLIOS (subadvisor) (2)
o        Ameritas Income & Growth (Fred      0.68%         -        0.24%     0.92%       0.14%          0.78%
           Alger)
o        Ameritas Index 500 (State Street)   0.29%         -        0.19%     0.48%       0.10%          0.38%
o        Ameritas MidCap Growth (Fred Alger) 0.85%         -        0.20%     1.05%       0.11%          0.94%
o        Ameritas Money Market (Calvert)     0.25%         -        0.13%     0.38%       0.02%          0.36%
o        Ameritas Small Capitalization       0.90%         -        0.26%     1.16%       0.16%          1.00%
           (McStay)
FIDELITY (Initial Class) (3)
o        VIP Asset Manager                   0.53%         -        0.09%     0.62%         -            0.62%
o        VIP Contrafund(R)                   0.58%         -        0.10%     0.68%         -            0.68%
o        VIP Equity-Income                   0.48%         -        0.09%     0.57%         -            0.57%
o        VIP Growth                          0.58%         -        0.09%     0.67%         -            0.67%
o        VIP High Income                     0.58%         -        0.11%     0.69%         -            0.69%
o        VIP Investment Grade Bond           0.43%         -        0.11%     0.54%         -            0.54%
o        VIP Mid Cap                         0.58%                  0.11%     0.69%         -            0.69%
SUMMIT PINNACLE SERIES(4)
o        EAFE International Index            0.56%         -        0.69%     1.25%        (5)           1.25%(5)
o        Nasdaq-100 Index                    0.35%         -        0.30%     0.65%         -            0.65%
o        Russell 2000 Small Cap Index        0.35%         -        0.40%     0.75%         -            0.75%
o        S&P MidCap 400 Index                0.30%         -        0.30%     0.60%         -            0.60%
THIRD AVENUE

o        Third Avenue Value                  0.90%         -        0.40%     1.30%         -            1.30%

(1) The fund has a stepped up fee schedule. As a result, the fund's management fee rate generally decreases as fund assets increase.

(2) The portfolio adviser (AIC) has contractually agreed to limit annual portfolio operating expenses through December 31, 2003, as reflected above.

(3)  These expenses are audited as of June 30, 2002.

(4) Total operating expenses in excess of those stated for each Summit portfolio are paid by the investment adviser. The S&P MidCap 400(R) Index is a trademark of The McGraw-Hill Companies, Inc. The Nasdaq-100(R) Index is a trademark of The Nasdaq Stock Market, Inc. The Russell 2000(R) Index is a trademark of the Frank Russell Company. These trademarks have been licensed for use by Summit Mutual Funds. The Funds are not sponsored, endorsed, sold or promoted by any of the licensing organizations, and they make no representation or warranty regarding the Funds, and bear no liability with respect to the Funds.

(5) The advisor has contractually agreed to waive advisory fees and/or reimburse expenses of the portfolio, to the extent necessary, to limit all expenses to 1.25% of the average daily net assets of the portfolio until December 31, 2003. The advisor has further agreed to voluntarily waive expenses to limit all expenses to 0.65% of the average daily net assets of the portfolio until December 31, 2003.

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

     You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix A)

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The SEC does not supervise the management or the investment practices or policies of the Separate Account or us. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

     The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

     Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

     You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

                 You bear the risk that the variable investment
                    options you select may fail to meet their
                 objectives, that they could decrease in value,
                       and that you could lose principal.

              Each Subaccount's underlying portfolio operates as a separate variable investment option, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

         Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

         New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market Subaccount.

         If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

o        Voting Rights

         As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

         If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy Owners. The underlying portfolios may not hold routine annual shareholder meetings.

         FIXED ACCOUNT FIXED INTEREST RATE OPTION

         There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         TRANSFERS

         The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, upon notice to you, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

          Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:

          o A transfer is considered any single request to move assets between one or more investment options.
          o We must receive notice of the transfer at our Service center Trading Unit - either Written Notice, an authorized telephone transaction, fax or by Internet when available. Our Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the business day they are received by our Trading Unit before 3:00 p.m. Central Time. You must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or your trade may not be processed until it is confirmed.
          o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this Prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be made only once each Policy Year;
               -    may be delayed up to six months;
               -    is limited during any Policy Year to the greater of:
                    - 25% of the Fixed account value on the date of the transfer during that Policy Year;
                    - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
                    -    $1,000.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and our portfolio managers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an investment option's underlying portfolio as disruptive. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service. We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.
          o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Ameritas Money Market Subaccount.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules (including those Transfer Rules above regarding rejection of a transfer request), we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges assessed by such third parties for their service are separate from and in addition to charges paid under the Policy.

         MODEL ASSET ALLOCATION

         We may offer model asset allocation, but reserve the right to alter or terminate any program upon thirty days advance written notice. Our program is offered at no charge. Some research studies have shown that the asset allocation decision is the single largest determinant of portfolio performance. You cannot use a model asset allocation program and the systematic transfer Dollar Cost Averaging program at the same time.

SYSTEMATIC TRANSFER PROGRAMS

         Transfers under any systematic transfer program do count toward the 15 free transfer limit. We reserve the right to alter or terminate any systematic transfer program upon thirty days advance written notice. Only one systematic transfer program may be utilized at a time.

o        Dollar Cost Averaging
         The Dollar Cost Averaging program allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Rules:

          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
          o    Transfers can only occur monthly.
          o The minimum transfer amount out of the Ameritas Money Market Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o        Portfolio Rebalancing
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o        Earnings Sweep
         The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

CHARGES

         The following repeats and adds to information provided in the CHARGES TABLES section where the amount of each charge is shown. Please review both prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Certain charges expressly permit you to designate the investment options from which the charge is to be deducted. If there are insufficient funds in such a designated investment option, and for all other charges deducted from total Policy value, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options.

         TRANSACTION FEES

o        Percent of Premium Charge
         We currently deduct a percentage of each Policy premium payment we receive as a Percent of Premium Charge. This charge partially offsets premium taxes imposed by some States and local governments and federal taxes on certain capitalized acquisition expenses. We do not expect to profit from this charge.

o        Surrender Charge
         Upon a full surrender of your Policy, we deduct a Surrender Charge from the total Policy value. The amount and duration of this charge varies by the insured's sex, issue age (or attained age at the time of any increase), risk class, specified amount of insurance coverage, and the length of time the Policy has been in force. The longest Surrender Charge duration is 14 years through issue age 85. The Surrender Charge applies from the Policy issue date as to the initial specified amount of insurance coverage, and from the date of any increase as to increases in the specified amount. Ask for a Policy illustration or see your Policy for these charges applicable to you. Taxes and tax penalties may apply.

o        Partial Withdrawal Charge
         Upon a partial withdrawal from your Policy, we will deduct a Partial Withdrawal Charge. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

o        Transfer Fee
         We may charge a Transfer Fee for any transfer in excess of 15 transfers per Policy Year. This fee may be deducted only from Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account.

         PERIODIC CHARGES:  MONTHLY DEDUCTIONS FROM POLICY VALUE

         The following charges are deducted from Policy value on each Policy Monthly Anniversary.

o        Cost of Insurance Charge
         The cost of insurance rate per $1,000 of net amount at risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the formula below for cost of insurance.

         The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy Month can vary from month to month. The cost of insurance rate for the initial specified amount of insurance coverage varies by the insured's sex, issue age, risk class and the length of time the Policy has been in force. The cost of insurance rate for an increase in specified amount varies by the insured's sex, age and risk class at the time of the increase, and the length of time the

Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the rates shown in the Policy. Changes will equally apply to similarly situated Policy Owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

The Cost of Insurance each month equals:
-    The "Net Amount at Risk" for the month; multiplied by
-    The cost of insurance rate per $1,000 of net amount at risk; divided by
-    $1,000.

The Net Amount at Risk in any month equals:
- The death benefit on the Policy Monthly Anniversary, discounted at the guaranteed rate of interest for the Fixed Account for one month; minus
- The Policy value on the Policy Monthly Anniversary after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

o        Administrative Charge,
         Administrative Charge per $1,000 of Initial Specified Amount, and Administrative Charge per $1,000 of Increase in Specified Amount

         These administrative charges partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from these charges.

o        Cost of Optional Features
         The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. See the CHARGES TABLES for information about the costs of these features, and refer to APPENDIX B for descriptions of these features. Optional features may not be available in all states.

         PERIODIC CHARGES: DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS
         The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o        Risk Charge
         The Risk Charge is for the mortality risks we assume - that insureds may live for shorter periods of time than we estimate, and also compensates us for the Policy expense risks we assume. If this charge exceeds our actual costs to cover these risks, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o        Portfolio Charges
         Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' CHARGES TABLES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

OTHER IMPORTANT POLICY INFORMATION
         POLICY APPLICATION AND ISSUANCE

               Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

         The insured must not be older than age 90 on the insured's birthday nearest to the Policy Date. To purchase a Policy, you must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

         The minimum initial specified amount of life insurance is $100,000, which can be a combination of base Policy coverage and term insurance provided by an optional rider. The specified amount of base coverage must be at least $50,000 and at issue must be at least 10% of the total specified amount (base plus term coverage combined).

o        Application in Good Order
         All application questions must be answered, but particularly note these requirements:

          o The Owner's and insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
          o Your premium allocations must be complete, be in whole percentages, and total 100%.
          o    Initial Premium requirements must be met (see below).
          o Your signature and your agent's signature must be on the application.
          o City, state and date the application was signed must be completed.
          o You must provide all information required for us to underwrite your application (including health and medical information about the insured, and other information we consider relevant).
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
          o    Your agent must be both properly licensed and appointed with us.

o        Premium Requirements
         Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

         Initial Premium
          o At least Minimum Premium times the number of months between the Policy Date and the date the Policy is issued plus one month.

         Additional Premiums
          o Payment of additional premiums is flexible, but must be enough to cover Policy charges.
          o If a premium increases the net amount of insurance coverage at risk, it is subject to evidence of the insured's continued insurability and our underwriting requirements as to the amount of the increase.
          o Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.
          o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
          o    Additional premiums are applied pursuant to your current
               allocation instructions, unless you give us different
               instructions by Written Notice or authorized telephone transaction when you make the payment.
          o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

o        Crediting and Allocating Premium
         Once your application is in good order, we will credit initial net premium to the Policy on the date the Policy is issued. All premiums are allocated to the Ameritas Money Market Subaccount until 13 days after the date the Policy is issued to accommodate state "Right to Examine" rights under the Policy. Then, we allocate your

Policy value to the investment options according to your allocation instructions. If a Policy is not issued, we will return your premium.

         Until your Policy is issued, premium payments received by us are held in our general account and are credited with interest at a rate we determine.

         POLICY VALUE
         On your Policy's date of issue, Policy value equals your initial net premium (premium less the Percent of Premium Charge) less the Policy's first monthly deductions. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and the Loan Account, minus any monthly deduction due and not paid.

o        Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

          (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b) the daily mortality and expense risk charge; and this result divided by
          (c) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

         An investment in money market funds is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

o        Fixed Account Value
         The Policy value of the Fixed Account on any Business Day equals:
          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited to the Fixed Account since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts to the Fixed Account since the end of the previous Policy month; plus
          (d) any transfers from the Loan Account to the Fixed Account since the end of the previous Policy month, minus
          (e) any transfers from the Fixed Account to the Loan Account since the end of the previous Policy month; minus
          (f) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
          (g) any partial withdrawal and partial withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
          (h) the Fixed Account's share of any monthly deductions from Policy value; minus
          (i)  the Fixed Account's share of charges for any optional features;
               plus
          (j) interest credited on the Fixed Account balance since the end of the previous Policy month.

         MISSTATEMENT OF AGE OR SEX

         If the age or sex of the insured or any person insured by a Policy or rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent cost of insurance charge and the cost of such additional benefits at the insured person's correct age or sex.

         SUICIDE

         We will pay the greater of the premiums received or Policy value, less any partial withdrawals and indebtedness, if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay the greater of the monthly deductions for an increase in specified amount of insurance coverage or Policy value attributable to such an increase if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

         INCONTESTABILITY

         We will not contest the validity of the Policy after it has been in force during the insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the specified amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the specified amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o    Transfers among investment options.
o    Establish systematic transfer programs.
o    Change premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

         LAPSE AND GRACE PERIOD

o        Lapse

         Because Policy value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

         This Policy will lapse with no value when Policy's cash surrender value is not enough to cover any due but unpaid charges. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

           Lapse of the Policy may result in adverse tax consequences.

o        Guaranteed Death Benefit

         We guarantee the Policy will not lapse during its first five Policy Years so long as the premiums paid minus partial withdrawals and outstanding Policy loan and loan interest exceeds the cumulative Minimum Premium required to date. This feature may be modified or not available in all states.

         If an optional Guaranteed Death Benefit is elected, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in your Policy's Schedule page; this period varies depending upon your age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid, if you meet the Guaranteed Death Benefit Premium requirements and the following rules.
     o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;
     o Increases in specified amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and

     o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

o        Grace Period

         If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct outstanding Policy debt and Policy charges due but not paid from the death benefit proceeds payable.

         REINSTATEMENT

         If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:
     o    Written application signed by you and the insured;
     o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
     o    Premium at least equal to the greater of:
          (1) An amount sufficient to bring the Cash Surrender Value after the first monthly deduction to an amount greater than zero; or
          (2)  Three times the current Policy Month's monthly deduction.
     o    Repayment or reinstatement of any outstanding Policy debt.

         The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

         The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the date of lapse. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated. Any guaranteed death benefit cannot be reinstated.

         The Policy cannot be reinstated once it has been fully surrendered.

         DELAY OF PAYMENTS OR TRANSFERS

         We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         The interest of any beneficiary is subject to that of any assignee.

         MINOR OWNER OR BENEFICIARY

         Generally (and except as provided for in some states) a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most States parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' page 1, 3 and last page.

         "FREE LOOK" RIGHTS

         Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your state's "free look" requirements are on the front page of your Policy.

         OPTIONAL FEATURES

         Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX B - OPTIONAL FEATURES may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value as stated in this prospectus' CHARGES TABLES.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

         HOW TO GET FINANCIAL STATEMENTS

         Our company and separate account financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.

POLICY DISTRIBUTIONS

         The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

         DEATH BENEFIT

         Upon the insured's death, we will pay to the Policy beneficiary:
          (a) the death benefit on the insured's life, determined as described below; plus
          (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
          (c)  any outstanding Policy debt; minus
          (d) any due and unpaid Policy charges, including deductions for the month of death.

         We will pay the death benefit after we receive Due Proof of Death of the insured's death and as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

A death benefit is payable upon:
   -  Your Policy being in force;
   -  Our receipt of Due Proof of Death of the Insured;
   -  Our receipt of sufficient beneficiary information to make the payment; and
   -  Your election of a payment option.
"Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

         The death benefit is the greater of: (a) the specified amount of insurance coverage on the insured's date of death; or (b) the Policy value on the date of death multiplied times a corridor percentage that is 1 divided by the net single premium required to fund the future benefits under the Policy. (The corridor percentage varies by the insured's issue age, sex, risk class, and length of time the Policy has been in force.)

o        Change in Specified Amount of Insurance Coverage
         You may change the current specified amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could have federal tax consequences (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Monthly Anniversary on or after the date we receive your Written Notice.

INCREASE () in Coverage Rules
o    No increase is allowed in the first Policy Year.
o    The insured's age nearest birthday must be 90 or younger.
o A new application, evidence of insurability, and additional premium for the amount of the increase may be required.
o Minimum amount of an increase in specified amount of insurance coverage is $25,000.
o Cost of insurance charges for the increase will be based upon the insured's attained age and underwriting class at the time of the increase.
o Surrender Charges become applicable to the amount of the increase, measured from the date of the increase. See this Prospectus' CHARGES section.
o Ongoing additional premium may be required to maintain your Policy's Guaranteed Death Benefit Premium requirements. (See this Prospectus' OTHER IMPORANT POLICY INFORMATION: Lapse - Guaranteed Death Benefit provision.)
o An additional Administrative Charge Per $1,000 of Increase in Specified Amount will be added. See this Prospectus' CHARGES section.
o Additional premium may be required if Policy value at the time of the increase, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in specified amount of insurance coverage.

DECREASE () in Coverage Rules
o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in specified amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o The specified amount of coverage after the decrease must be at least $100,000, which must consist of at least $50,000 of base policy coverage and may include optional term rider coverage on the insured.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the specified amount of insurance coverage by first reducing the specified amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial specified amount of insurance coverage.

         NO MATURITY DATE

         This Policy does not have a maturity date. However, some States do not allow us to collect cost of insurance charges after the insured attains age 100. In those states, your Policy's specified amount is reduced to $1,000 upon the insured's attained age 100.

         POLICY LOANS

         If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. Any loan transaction will permanently affect Policy values. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

--------------------------------------------------------------- ------------------------------------------------------
               Amount You Can Borrow                                            Loan Interest Rate
--------------------------------------------------------------- ------------------------------------------------------
Standard Policy Loan. After the first Policy Year, you may        Standard Policy Loan.  Current net annual loan
borrow not less than $200 and up to an amount equal to the        interest rate of 2%. We charge a current interest
Cash Surrender Value, minus guaranteed monthly deductions         rate with a 5.5% effective annual yield (guaranteed
from Policy value for the rest of the Policy Year, minus          to not exceed 6%), but we also credit an interest
interest on Policy debt including the requested loan to the       rate with an effective annual yield of 3.5% to any
next Policy anniversary.                                          amounts in the Loan Account.

--------------------------------------------------------------- ------------------------------------------------------
Reduced Rate Policy Loan. Available after the 5th Policy          Reduced Rate Policy Loan. Current net annual loan
Year. Amount eligible is limited to Policy earnings (Policy       interest rate of 0%: we charge a current interest
value exceeding the amount of premiums paid minus any             rate with a 3.5% effective annual yield (guaranteed
previous partial withdrawals, minus any outstanding Reduced       to not exceed 4%), but we also credit an interest
Rate Policy Loan); but, cannot exceed the maximum available       rate with an effective annual yield of 3.5% to any
loan amount. Any loan outstanding at the end of the 5th           amounts in the Loan Account.
Policy Year will become a Reduced Rate Policy Loan from
that point forward.

Loan Rules
o    The Policy must be assigned to us as sole security for the loan.
o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus the Surrender Charge minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

         FULL SURRENDER

         While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

         Full Surrender Rules
          o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
          o The applicable Surrender Charge is described in your Policy and the CHARGES section of this Prospectus.
          o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

         PARTIAL WITHDRAWAL

         While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time. The Policy value will be reduced by the amount of the partial withdrawal, but the specified amount of insurance coverage will not change.

Partial Withdrawal Rules
o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus. o The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months.
o    A partial withdrawal is irrevocable.
o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Partial withdrawals may change the Minimum Premium and Guaranteed Death Benefit Premium requirements. You may request a new illustration of policy values from us to demonstrate these changes.
o Depending upon the circumstances, a partial withdrawal may have tax consequences.

         PAYMENT OF POLICY PROCEEDS

         A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee. Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

         Rules for Payment of Policy Proceeds
          o You, or your beneficiary after your death if you are the insured, may elect a payment option by completing an election form that can be requested from us at any time.
          o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
          o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Option C).
          o Any payment option chosen will be effective when we acknowledge it.
          o We may require proof of your age or survival or the age or survival of the payee.
          o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
          o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.
          o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.

         Payments under the payment options are fixed payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.

o        Selecting a Payment Option

         Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

The longer the guaranteed or projected payment option period, the lower the amount of each payment

         Note: If you elect payment options D or E and select a non-guaranteed period, it is possible that only one annuity payment would be made under the payment option if the person whose life the payment is based upon (the "measuring life") dies before the due date of the second payment, only two payments would be made if the "measuring life" died before the due date of the third payment, etc.

         The payment options for receiving Policy proceeds are:

A. Interest Payment. We will pay interest each month at a rate determined by us on the amount retained.

B. Payments for a Fixed Amount. Proceeds are paid in equal monthly installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. Payments for a Fixed Period. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. Lifetime Income. Proceeds are paid as equal monthly installments based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. Joint and Last Survivor Lifetime Income. Proceeds are paid as equal monthly installments during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.   Lump Sum. Proceeds are paid in one sum.

TAX MATTERS

         The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

         LIFE INSURANCE QUALIFICATION; TAX TREATMENT OF DEATH BENEFIT

         The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

         Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:
          o the death benefit should be fully excludable from the beneficiary's gross income; and
          o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy.

         We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

         Modified Endowment Contracts. The Code establishes a class of life insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Policy value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

         A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

         SPECIAL CONSIDERATIONS FOR CORPORATIONS

       Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the Policy. For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the Policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the Policy's cash surrender value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes. In recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

TAX TREATMENT OF LOANS & OTHER DISTRIBUTIONS

         Upon a surrender or lapse of the Policy, if the amount received plus any outstanding Policy debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means:
     o the total of any premium payments or other consideration paid for the Policy, minus
     o   any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:
1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the cost basis in the Policy at such time.
2) Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

         Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

         Distributions (including upon surrender) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy which is not now but later becomes a modified endowment contract because of a reduction in benefits, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

         OTHER POLICY OWNER TAX MATTERS

         Depending on the circumstances, the exchange of a Policy, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or beneficiary.

         Interest paid on Policy loans generally is not tax deductible.

         Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

         Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.

         Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

         Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

         Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

APPENDIX A:  Variable Investment Option Portfolios

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

     This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on page 2 or the last page of this prospectus.

-------------------------------------- -------------------------------------------------------------------------------
          Separate Account
             Portfolio                                        Summary of Investment Strategy
-------------------------------------- -------------------------------------------------------------------------------
          AMERICAN CENTURY                      Offered through American Century Variable Portfolios, Inc.
                                                 Advised by American Century Investment Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
VP Income & Growth                     Common stock of U.S. companies.  Investment objective is long-term capital growth; income is secondary.
-------------------------------------- -------------------------------------------------------------------------------
VP Value                               Common stocks of U.S. companies that are undervalued.  Investment objective is long-term capital growth; income is secondary.
-------------------------------------- -------------------------------------------------------------------------------
  AMERITAS PORTFOLIOS (subadvisor)          Offered through Calvert Variable Series, Inc. Ameritas Portfolios
                                                           Advised by Ameritas Investment Corp.
-------------------------------------- -------------------------------------------------------------------------------
Ameritas Income & Growth               Dividend paying equity securities, preferably with growth potential.
         (Fred Alger)                  Investment objective is high level of dividend income, with capital growth as a secondary goal.
-------------------------------------- -------------------------------------------------------------------------------
Ameritas MidCap Growth                 Common stocks of midsize U.S. companies with promising growth potential.
         (Fred Alger)                  Income objective is long-term capital growth.
-------------------------------------- -------------------------------------------------------------------------------
Ameritas Money Market (Calvert)        Money market securities of domestic and foreign issuers. Income objective is current income.
-------------------------------------- -------------------------------------------------------------------------------
Ameritas Small Capitalization          Common stocks of small, fast-growing U.S. companies that offer innovative
         (McStay)                      products, services or technologies to a rapidly expanding marketplace.
                                       Investment objective is long-term capital growth.
-------------------------------------- -------------------------------------------------------------------------------
Ameritas Index 500 (State Street)      Common stocks of U.S. companies on the S&P 500 Index.
-------------------------------------- -------------------------------------------------------------------------------
     FIDELITY (Service Class 2)                Offered through Variable Insurance Products: Service Class 2
                                                   Advised by Fidelity Management and Research Company
-------------------------------------- -------------------------------------------------------------------------------
VIP Asset Manager                      Allocated investments among stocks, bonds and short-term/money market investments. Investment objective is high total return with reduced risk over the long-term.
-------------------------------------- -------------------------------------------------------------------------------
VIP Contrafund                         Common stocks of companies whose value is not fully recognized.
                                       Investment objective is long-term capital growth.
-------------------------------------- -------------------------------------------------------------------------------
VIP Equity-Income                      Income producing equity securities.  Investment objective is reasonable income.
-------------------------------------- -------------------------------------------------------------------------------
VIP Growth                             Common stocks of companies with above average growth potential.
                                       Investment objective is capital growth.
-------------------------------------- -------------------------------------------------------------------------------
VIP High Income                        High yielding fixed-income securities, while also considering growth of capital. Investment objective is high level of current income.
-------------------------------------- -------------------------------------------------------------------------------
VIP Investment Grade Bond              U.S. Dollar-denominated investment-grade bonds (medium and high quality).
                                       Investment objective is high level of current income as is consistent with preservation of capital.
-------------------------------------- -------------------------------------------------------------------------------
VIP MidCap                             Common stocks of companies, mostly with medium market capitalizations
                                       (similar to companies in the S&P MidCap 400). Investment objective is long-term capital growth.
-------------------------------------- -------------------------------------------------------------------------------
       SUMMIT PINNACLE SERIES                Offered through Summit Mutual Funds Inc. Summit Pinnacle Series
                                                       Advised by Summit Investment Partners, Inc.
-------------------------------------- -------------------------------------------------------------------------------
EAFE International Index               Common stocks of companies in major markets in Europe, Australia, and the Far
                                       East.  Investment objective is results that correspond to the Morgan Stanley
                                       Capital International EAFE Index.
-------------------------------------- -------------------------------------------------------------------------------
Nasdaq-100 Index                       Common stocks of U.S. companies in the Nasdaq-100 Index.  Investment objective is results that correspond to the Nasdaq-100 Index company stocks.
-------------------------------------- -------------------------------------------------------------------------------
                                       Common stocks of U.S. companies in the Russell 2000 Small Cap Index.
Russell 2000 Small Cap Index           Investment objective is results that correspond to the Russell 2000 Small Cap
                                       Index company stocks.
-------------------------------------- -------------------------------------------------------------------------------
S&P MidCap 400 Index                   Common stocks of U.S. companies in the S&P MidCap 400 Index.  Investment objective is results that correspond to the S&P MidCap 400 Index company stocks.
-------------------------------------- -------------------------------------------------------------------------------
            THIRD AVENUE                            Offered through Third Avenue Variable Series Trust
                                                              Advised by EQSF Advisers, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Third Avenue Value                     Primarily common stocks of companies with strong balance sheets which the manager considers undervalued, often smaller companies. Investment objective is long-term capital growth.
----------------------------------------------------------------------------------------------------------------------

APPENDIX B: Optional Features

         This Appendix is intended to provide only a very brief overview of additional benefits available to be added to your Policy by rider. Some of these features are only available at the time the Policy is issued, and may not be added later. For more information, contact your registered representative or us. Certain riders may not be available in all states. The cost for each rider, if any, is explained in the CHARGES TABLES.

o        Guaranteed Death Benefit Rider
         This Rider allows you to extend the guaranteed death benefit period available in the base Policy. No extra cost. Minimum premium requirements must be maintained to keep this benefit in force.

o        Waiver of Monthly Deductions on Disability Rider
         This Rider provides that during periods of the insured's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.

o        Payor Waiver of Monthly Deductions on Disability Rider
         This Rider provides that during periods of the premium payor's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.

o        Disability Benefit Rider
         This Rider provides that during periods of the insured's total disability, as defined in the Rider, we will provide benefits to the Policy Owner by paying a benefit into the Policy as a premium, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

o        Payor Disability Rider
         This Rider provides that during periods of the premium payor's total disability, as defined in the Rider, we will provide benefits to the Policy Owner by paying a benefit into the Policy as a premium, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

o        Accidental Death Benefit Rider
         This Rider pays an additional benefit upon the insured's death resulting from a covered accident.

o        Children's Protection Rider
         This Rider provides term life insurance protection, as defined in the Rider, for the insured's children.

o        Guaranteed Insurability Rider
         This Rider guarantees that insurance coverage may be added at various option dates without evidence of insurability. This benefit may be exercised on the option dates even if the insured is disabled.

o        Term Coverage Rider
         This Rider provides term insurance upon the insured's life in addition to the specified amount of insurance coverage under the Policy.

o        Other Insured Rider
         This Rider provides term insurance upon an individual other than the insured.

o        Terminal Illness Rider
         This Rider provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of diagnosis of a terminal illness. No extra cost. The total value available as a benefit is an amount less than the total death benefit payable under the Policy.

o        Legacy Asset Rider
         This Rider also provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of a diagnosis of a terminal or chronic illness. This living benefit is not a qualified life insurance benefit under Internal Revenue Code section 7702, so the charge for this Rider must be treated as a partial withdrawal from the Policy for income tax purposes.

o        Waiver of Deductions Rider
         This Rider is issued in conjunction with the Legacy Asset Rider and provides for the waiver of certain Policy charges and charges for any Policy riders so long as benefits under the Legacy Asset Rider are payable in the event of a diagnosis of a chronic illness (and does not apply for a terminal illness diagnosis).

DEFINED TERMS

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the total Policy value less outstanding loans and loan interest, less any applicable surrender charge, and less any due but unpaid Policy charges.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable investment options of the Separate Account. The Fixed Account is part of our general account.

Guaranteed Death Benefit is the initial specified amount of insurance guaranteed for the first five Policy Years so long as Minimum Premium is paid, and any other longer period provided by an optional Guaranteed Death Benefit Rider.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

Owner, You, Your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Date is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

Policy Year/Month/Anniversary is measured from respective anniversary dates of the Policy Date of your Policy.

Premium

   Guaranteed Death Benefit Premium is the amount of premium which, if paid in advance, will keep your Policy in force during the optional Guaranteed Death Benefit Period or extended Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Cash Surrender Value is zero or less.

   Minimum Premium is the amount of premium which, if paid monthly in advance, will keep your Policy in force for the first five Policy Years, even if the Cash Surrender Value is zero or less.

   Planned Periodic Premium is a schedule of equal premiums payable at fixed intervals chosen by you, the Owner. You need not follow this schedule, nor will following it ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Premium or Guaranteed Death Benefit Premium.

Subaccount is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

We, Us, Our, Ameritas, AVLIC - Ameritas Variable Life Insurance Company.

Written Notice or Request -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required. When notice is permitted and sent to us by facsimile, we have the right to implement the request if the copied or facsimile signature appears to be a copy of a your genuine original signature.

         IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                    THANK YOU
      for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                    wish to request a Statement of Additional
                    Information, or want information about a
                         Policy including a personalized
                        illustration, contact your sales
                     representative, or write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                 Interfund Transfer Request Fax: 1-402-467-7923
                            www.variable.ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we'll send you the form you need.

       ILLUSTRATIONS

       Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, investment options and any optional features selected, how you plan to accumulate or access Policy value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

       STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

     A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about us and the Policy. You may obtain a copy without charge upon request to our toll-free telephone number shown to the left. Information about us (including the SAI), is available on the SEC's Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC's Public Reference Room, 450 Fifth St., NW, Washington, D.C. 20549-0102. (Direct questions to the SEC at 202-942-8090.)

       REPORTS TO YOU

       We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur, except automated transactions will be confirmed quarterly. You will receive such additional periodic reports as may be required by the SEC.

Overture VIVA!         Last Page       SEC Registration #: 811-04473, 333-101274

Statement of Additional Information:  February 6, 2003
to accompany Policy Prospectus dated:  February 6, 2003

Variable Life Insurance Policies
offered through
Ameritas Variable Life Insurance Company
Separate Account V


TABLE OF CONTENTS                                Page

About Our Company..................................1

Underwriter........................................2
Distribution of the Policy
More Information on Charges
         Waiver of Certain Charges
         Underwriting Procedure
Distribution of Materials..........................3
Advertising
Performance Data
Financial Statements...............................4
-------------------------------------------------------------------------------
Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:
                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                            www.variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

         This Statement of Additional Information is not a prospectus. It contains information in addition to that set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us or accessing it through our Web site at www.variable.ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

         ABOUT OUR COMPANY

         Ameritas Variable Life Insurance Company Separate Account V was established as a separate investment account of Ameritas Variable Life Insurance Company ("we, us, our, Ameritas") on August 28, 1985. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. We issue the Policy described in this prospectus and are responsible for providing each Policy's insurance benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869.

         We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York), with an emphasis on products with variable investment options in underlying portfolios. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.


                                     SAI:1

         UNDERWRITER

                  The Policies are offered continuously and are distributed by Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510. AIC, an affiliate of ours, is an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies.

                                                    YEAR:       2000             2001             2002
---------------------------------------------------------- ---------------- ---------------- ----------------
Variable life insurance commission we paid to AIC that       $14,274,305       $16,298,239     $11,335,364
was paid to other broker-dealers and representatives
(not kept by AIC).
---------------------------------------------------------- ---------------- ---------------- ----------------
Variable life insurance commission earned and kept by             $2,967            $9,926          $1,283
AIC.
---------------------------------------------------------- ---------------- ---------------- ----------------
Fees we paid to AIC for variable life insurance                 $445,960          $395,488        $343,169
Principal Underwriter services.
---------------------------------------------------------- ---------------- ---------------- ----------------

          DISTRIBUTION OF THE POLICY

         Our underwriter, AIC, enters into contracts with various broker-dealers ("Distributors") to distribute Policies. These Distributors are registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). All persons selling the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products.

         Overture VIVA!: Commission may equal an amount up to 120% of premium in the first year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of 0.5% of the Policy value beginning in the fifth Policy Year.

Compensation arrangements may vary among broker-dealers. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES section.

         MORE INFORMATION ON CHARGES

o        Waiver of Certain Charges

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.

o        Underwriting Procedure

         The Policy's cost of insurance depends upon the insured's sex, issue age, risk class, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

                                     SAI:2

       The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

       If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

       The actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

         DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

         ADVERTISING

         From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

         We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

         We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

         PERFORMANCE DATA

         From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment, limitations and risks.

         Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from separate account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy's transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically "annualized" yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

         We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration, without charge, based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio's expenses.

         For periods prior to the date the Policy Subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount.

                                     SAI:3

         Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor's shares, when redeemed, may be worth more or less than their original cost.

         FINANCIAL STATEMENTS

         The financial statements of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the financial statements of the Subaccounts of Ameritas Variable Life Insurance Company Separate Account V as of December 31, 2001, and for each of the periods in the three year period then ended, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    [Financial Statements follow this page.]

                                     SAI:4

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise Ameritas Variable Life Insurance Company Separate Account V as of December 31, 2001, and the related statements of operations and changes in net assets for each of the periods in the three year period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Ameritas Variable Life Insurance Company Separate Account V as of December 31, 2001, and the results of their operations and changes in net assets for each of the periods in the three year period then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ Deloitte & Touche LLP

Lincoln, Nebraska
February 13, 2002

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2001

ASSETS
INVESTMENTS AT FAIR VALUE:

    Fidelity Variable Insurance Products (Fidelity):
       VIP Equity-Income Portfolio Initial Class (Equity-Income IC) -
         1,288,071.561 shares at $22.75 per share (cost $29,417,086)                                 $   29,303,630
       VIP Equity-Income Portfolio Service Class (Equity-Income SC) -
         7,755.275 shares at $22.67 per share (cost $181,699)                                               175,813
       VIP Equity-Income Portfolio Service Class 2 (Equity-Income SC2) -
         95.400 shares at $22.59 per share (cost $2,118)                                                      2,155
       VIP Growth Portfolio Initial Class (Growth IC) -
         1,434,025.053 shares at $33.61 per share (cost $57,257,537)                                     48,197,582
       VIP Growth Portfolio Service Class (Growth SC) -
         10,342.096 shares at $33.48 per share (cost $421,039)                                              346,256
       VIP Growth Portfolio Service Class 2 (Growth SC2) -
         86.856 shares at $33.34 per share (cost $2,888)                                                      2,896
       VIP High Income Portfolio Initial Class (High Income IC) -
         1,119,309.153 shares at $6.41 per share (cost $8,028,569)                                        7,174,769
       VIP High Income Portfolio Service Class (High Income SC) -
         8,193.664 shares at $6.38 per share (cost $58,509)                                                  52,276
       VIP High Income Portfolio Service Class 2 (High Income SC2) -
         544.955 shares at $6.36 per share (cost $3,461)                                                      3,465
       VIP Overseas Portfolio Initial Class (Overseas IC) -
         881,936.839 shares at $13.88 per share (cost $18,422,655)                                       12,241,284
       VIP Overseas Portfolio Service Class (Overseas SC) -
         7,808.256 shares at $13.83 per share (cost $140,049)                                               107,989
       VIP Overseas Portfolio Service Class 2 (Overseas SC2) -
         23.407 shares at $13.81 per share (cost $321)                                                          324
       VIP Asset Manager Portfolio Initial Class (Asset Mgr. IC) -
         1,797,661.987 shares at $14.51 per share (cost $29,621,567)                                     26,084,073
       VIP Asset Manager Portfolio Service Class (Asset Mgr. SC) -
         8,103.805 shares at $14.41 per share (cost $121,542)                                               116,776
       VIP Asset Manager Portfolio Service Class 2 (Asset Mgr. SC2) -
         715.604 shares at $14.36 per share (cost $10,162)                                                   10,276
       VIP Investment Grade Bond Portfolio Initial Class (Inv. Bond IC) -
         1,101,148.092 shares at $12.92 per share (cost $13,578,812)                                     14,226,831
       VIP Investment Grade Bond Portfolio Service Class 2 (Inv. Bond SC2) -
         1,437.685 shares at $12.82 per share (cost $18,346)                                                 18,430
       VIP Contrafund Portfolio Initial Class (Contrafund IC) -
         971,232.850 shares at $20.13 per share (cost $20,861,969)                                       19,550,919
       VIP Contrafund Portfolio Service Class (Contrafund SC) -
         13,952.696 shares at $20.06 per share (cost $313,034)                                              279,891
       VIP Contrafund Portfolio Service Class 2 (Contrafund SC2) -
         878.961 shares at $20.00 per share (cost $17,284)                                                   17,578

                                     F-1 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2001

ASSETS, continued

    Fidelity Variable Insurance Products (Fidelity), continued:
       VIP Asset Manager:  Growth Portfolio Initial Class (Asset Mgr. Gr. IC) -
         289,186.446 shares at $12.56 per share (cost $4,303,207)                                    $    3,632,184
       VIP Asset Manager:  Growth Portfolio Service Class (Asset Mgr. Gr. SC) -
         1,264.402 shares at $12.47 per share (cost $16,312)                                                 15,768
       VIP Asset Manager:  Growth Portfolio Service Class 2 (Asset Mgr. Gr. SC2) -
         52.941 shares at $12.43 per share (cost $658)                                                          659
    The Alger American Fund (Alger):
       Alger American Balanced Portfolio (Balanced) -
         536,146.735 shares at $13.08 per share (cost $7,106,953)                                         7,012,798
       Alger American Leveraged AllCap Portfolio (Leveraged) -
         547,566.298 shares at $31.55 per share (cost $22,423,344)                                       17,275,718
    MFS Variable Insurance Trust (MFS):
       Global Governments Series (Global Govern.) -
         66,791.813 shares at $10.09 per share (cost $662,369)                                              673,929
       Utilities Series (Utilities) -
         438,285.781 shares at $15.95 per share (cost $8,830,757)                                         6,990,658
       New Discovery Series (New Discovery) -
         296,820.370 shares at $15.27 per share (cost $5,089,105)                                         4,532,447
    The Universal Institutional Funds, Inc. (Morgan Stanley):
       Emerging Markets Equity Portfolio (Emerging Markets) -
         352,137.592 shares at $6.63 per share (cost $2,283,896)                                          2,334,676
       Global Value Equity Portfolio (Global Equity) -
         286,573.149 shares at $12.13 per share (cost $3,632,633)                                         3,476,134
       International Magnum Portfolio (Intl. Magnum) -
         172,709.153 shares at $9.46 per share (cost $1,982,873)                                          1,633,829
       U.S. Real Estate Portfolio (U.S. Real Estate) -
         169,821.937 shares at $12.08 per share (cost $1,910,246)                                         2,051,449
    Calvert Variable Series, Inc., Ameritas Portfolios (Ameritas):
       Ameritas Emerging Growth Portfolio (Emerging Growth) -
         767,705.542 shares at $17.86 per share (cost $20,184,096)                                       13,711,220
       Ameritas Growth Portfolio (Growth) -
         615,798.419 shares at $47.95 per share (cost $34,952,096)                                       29,527,532
       Ameritas Growth With Income Portfolio (Growth with Income) -
         235,480.536 shares at $17.64 per share (cost $4,723,844)                                         4,153,877
       Ameritas Income & Growth Portfolio (Income and Growth) -
         912,194.197 shares at $13.17 per share (cost $13,631,686)                                       12,013,598
       Ameritas Index 500 Portfolio (Index 500) -
         215,363.019 shares at $124.30 per share (cost $32,833,207)                                      26,769,623

                                     F-1 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2001

ASSETS, continued

    Calvert Variable Series, Inc., Ameritas Portfolios (Ameritas), continued:
       Ameritas MidCap Growth Portfolio (MidCap) -
         686,170.278 shares at $30.50 per share (cost $21,048,227)                                   $   20,928,194
       Ameritas Money Market Portfolio (Money Market) -
         22,502,813.910 shares at $1.00 per share (cost $22,502,814)                $   22,502,814
           Dividends Receivable                                                              2,273
                                                                                   -----------------
             Total                                                                                       22,505,087
       Ameritas Research Portfolio (Research) -
         261,195.783 shares at $16.27 per share (cost $5,369,542)                                         4,249,655
       Ameritas Small Capitalization Portfolio (Small Cap) -
         601,471.412 shares at $29.40 per share (cost $25,880,598)                                       17,683,260
       Ameritas Micro Cap Portfolio (Micro Cap) -
         72,518.898 shares at $19.46 per share (cost $1,347,879)                                          1,411,217
       Ameritas Select Portfolio (Select) -
         128,022.145 shares at $17.84 per share (cost $2,249,052)                                         2,283,915
    Calvert Variable Series, Inc. Calvert Social Portfolios (Calvert):
       CVS Social Balanced Portfolio (Balanced) -
         274,562.957 shares at $1.759 per share (cost $514,536)                                             482,954
       CVS Social International Equity Portfolio (Intl. Equity) -
         11,584.345 shares at $12.84 per share (cost $188,784)                                              148,743
       CVS Social Mid Cap Growth Portfolio (Mid Cap) -
         35,793.998 shares at $25.51 per share (cost $1,095,642)                                            913,102
       CVS Social Small Cap Growth Portfolio (Small Cap) -
         57,182.580 shares at $14.80 per share (cost $791,575)                                              846,300
    American Century Variable Portfolios Inc. (American Century):
       VP Income & Growth Fund (Income & Growth) -
         149,270.410 shares at $6.46 per share (cost $958,002)                                              964,288
    INVESCO Variable Investment Funds, Inc. (Invesco):
       VIF-Dynamics Fund (Dynamics) -
         47,884.928 shares at $12.54 per share (cost $652,559)                                              600,477
    Salomon Brothers Variable Series (Salomon):
       Capital Fund (Capital) -
         43,065.581 shares at $15.10 per share (cost $649,239)                                              650,291
    Summit Mutual Funds, Inc. Summit Pinnacle Series (Summit):
       S&P MidCap 400 Index Portfolio (S&P MidCap) -
         56,980.404 shares at $9.34 per share (cost $495,184)                                               532,196
       Russell 2000 Small Cap Index Portfolio (Russell Small Cap) -
         29,429.617 shares at $9.62 per share (cost $259,625)                                               283,113
       Nasdaq-100 Index Portfolio (Nasdaq-100 Index) -
         220,109.995 shares at $4.46 per share (cost $1,072,283)                                            981,692

                                     F-1 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2001

ASSETS, continued

    Third Avenue Variable Series Trust (Third Avenue):
       Third Avenue Value Portfolio (Value) -
         153,750.068 shares at $17.13 per share (cost $2,509,667)                                  $      2,633,740
                                                                                                  ------------------

    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                                 $    371,817,536
                                                                                                  ==================






































The accompanying notes are an integral part of these financial statements.

                                     F-1 5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31



                                                                                       Fidelity

                                                                   -------------------------------------------------
                                                                                   Equity-Income IC
                                                                   -------------------------------------------------
                                                                        2001             2000             1999
                                                                   ---------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $      515,942   $      506,497    $     438,682
   Mortality and expense risk charge                                       271,366          268,108          285,410
                                                                   ---------------- ---------------- ---------------
Net investment income(loss)                                                244,576          238,389          153,272
                                                                   ---------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                 1,449,552        1,908,198          969,719
   Net realized gain(loss) on sale of fund shares                           (3,935)         205,900          412,393
                                                                   ---------------- ---------------- ---------------
Net realized gain(loss)                                                  1,445,617        2,114,098        1,382,112
                                                                   ---------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                         (3,536,039)        (277,865)            (503)
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $   (1,845,846)  $    2,074,622    $   1,534,881
                                                                   ================ ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $      244,576  $       238,389   $      153,272
  Net realized gain(loss)                                                1,445,617        2,114,098        1,382,112
  Net change in unrealized appreciation(depreciation)                   (3,536,039)        (277,865)            (503)
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                      (1,845,846)       2,074,622        1,534,881
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                   3,034,705        3,267,572        3,830,382
   Subaccounts transfers (including fixed account), net                   (429,861)      (2,669,491)      (1,429,685)
   Transfers for policyowner benefits and terminations                  (1,162,639)        (850,953)      (1,108,456)
   Policyowner maintenance charges                                      (1,655,780)      (1,312,037)      (1,465,373)
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                      (213,575)      (1,564,909)        (173,132)
                                                                   ---------------- ---------------- ---------------

Total increase(decrease) in net assets                                  (2,059,421)         509,713        1,361,749
Net assets at beginning of period                                       31,363,051       30,853,338       29,491,589
                                                                   ---------------- ---------------- ---------------
Net assets at end of period                                         $   29,303,630  $    31,363,051   $   30,853,338
                                                                   ================ ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 6

                                                       Fidelity

--------------------------------------------------------------------------------------------------------------------
                    Equity-Income SC                                           Equity-Income SC2
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


 $            988     $             22   $           ----    $           ----    $           ----   $          ----
            1,052                  171               ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
              (64)                (149)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            2,915                   86               ----                ----                ----              ----
           (4,993)                  23               ----                   2                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
           (2,078)                 109               ----                   2                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

           (8,977)               3,085                  5                  37                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


 $        (11,119)    $          3,045   $              5    $             39    $          ----    $          ----
===================  ================== ==================  ==================  =================  =================





 $            (64)    $           (149)  $           ----    $           ----    $           ----    $         ----
           (2,078)                 109               ----                   2                ----              ----
           (8,977)               3,085                  5                  37                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          (11,119)               3,045                  5                  39                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


           36,157                6,625               ----                  82                ----              ----
          107,669               49,463                606               2,232                ----              ----
           (3,645)                ----               ----                ----                ----              ----
          (11,543)              (1,438)               (12)               (198)               ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          128,638               54,650                594               2,116                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          117,519               57,695                599               2,155                ----              ----
           58,294                  599               ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
 $        175,813     $         58,294   $            599    $          2,155    $          ----     $         ----
===================  ================== ==================  ==================  =================  =================

                                     F-1 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31



                                                                                       Fidelity

                                                                   -------------------------------------------------
                                                                                      Growth IC
                                                                   -------------------------------------------------
                                                                        2001             2000             1999
                                                                   ---------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $       41,077   $       73,209   $      82,737
   Mortality and expense risk charge                                       462,957          614,792         489,259
                                                                   ---------------- ---------------- ---------------
Net investment income(loss)                                               (421,880)        (541,583)       (406,522)
                                                                   ---------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                 3,861,237        7,284,267       5,202,111
   Net realized gain(loss) on sale of fund shares                       (1,751,882)       2,779,589       2,074,622
                                                                   ---------------- ---------------- ---------------
Net realized gain(loss)                                                  2,109,355       10,063,856       7,276,733
                                                                   ---------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                        (12,771,288)     (17,443,376)     10,286,702
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $  (11,083,813)  $   (7,921,103)  $  17,156,913
                                                                   ================ ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $     (421,880)  $     (541,583)  $    (406,522)
  Net realized gain(loss)                                                2,109,355       10,063,856       7,276,733
  Net change in unrealized appreciation(depreciation)                  (12,771,288)     (17,443,376)     10,286,702
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                     (11,083,813)      (7,921,103)     17,156,913
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                   5,708,577        5,849,676       5,316,037
   Subaccounts transfers (including fixed account), net                 (1,440,521)         873,741       1,372,566
   Transfers for policyowner benefits and terminations                  (1,924,747)      (2,395,248)     (1,440,496)
   Policyowner maintenance charges                                      (2,937,382)      (2,791,992)     (2,367,138)
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                      (594,073)       1,536,177       2,880,969
                                                                   ---------------- ---------------- ---------------

Total increase(decrease) in net assets                                 (11,677,886)      (6,384,926)     20,037,882
Net assets at beginning of period                                       59,875,468       66,260,394      46,222,512
                                                                   ---------------- ---------------- ---------------
Net assets at end of period                                         $   48,197,582   $   59,875,468  $   66,260,394
                                                                   ================ ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 8

                                                    Fidelity

--------------------------------------------------------------------------------------------------------------------

                        Growth SC                                                 Growth SC2
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

  $         ----       $           42     $         ----      $         ----      $         ----     $         ----
           2,562                1,222                  5                ----                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          (2,562)              (1,180)                (5)               ----                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


          15,680                4,986               ----                ----                ----               ----
         (11,531)                (440)                 1                   5                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
           4,149                4,546                  1                   5                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

         (47,011)             (28,465)               689                   8                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $      (45,424)      $      (25,099)    $          685      $           13      $         ----     $         ----
===================  ================== ==================  ==================  =================  =================





  $       (2,562)      $       (1,180)    $           (5)     $         ----      $         ----     $         ----
           4,149                4,546                  1                   5                ----               ----
         (47,011)             (28,465)               689                   8                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

         (45,424)             (25,099)               685                  13                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


         138,154               60,170                 86                 180                ----               ----
          63,005              183,834             19,069               2,966                ----               ----
          (3,915)                (135)              ----                ----                ----               ----
         (29,902)             (14,235)               (37)               (263)               ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
         167,342              229,634             19,118               2,883                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
         121,918              204,535             19,803               2,896                ----               ----
         224,338               19,803               ----                ----                ----               ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $      346,256       $      224,338     $       19,803      $        2,896      $         ----     $         ----
===================  ================== ==================  ==================  =================  =================

                                     F-1 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31



                                                                                       Fidelity
                                                                    ------------------------------------------------

                                                                                    High Income IC
                                                                    ------------------------------------------------
                                                                         2001            2000             1999
                                                                    --------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $      766,657   $     447,960     $    792,857
   Mortality and expense risk charge                                         52,451          56,484           69,467
                                                                    --------------- ---------------- ---------------
Net investment income(loss)                                                 714,206         391,476          723,390
                                                                    --------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                       ----            ----           29,639
   Net realized gain(loss) on sale of fund shares                        (2,092,382)       (401,999)        (707,243)
                                                                    --------------- ---------------- ---------------
Net realized gain(loss)                                                  (2,092,382)       (401,999)        (677,604)
                                                                    --------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                             691,256      (1,566,513)         566,051
                                                                    --------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                   $     (686,920)  $  (1,577,036)   $     611,837
                                                                    =============== ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $      714,206   $     391,476    $     723,390
  Net realized gain(loss)                                                (2,092,382)       (401,999)        (677,604)
  Net change in unrealized appreciation(depreciation)                       691,256      (1,566,513)         566,051
                                                                    --------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                         (686,920)     (1,577,036)         611,837
                                                                    --------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                      689,395         836,754          882,301
   Subaccounts transfers (including fixed account), net                   2,422,346        (644,290)      (1,901,400)
   Transfers for policyowner benefits and terminations                     (261,007)       (271,823)        (223,510)
   Policyowner maintenance charges                                         (321,750)       (288,812)        (353,289)
                                                                    --------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                      2,528,984        (368,171)      (1,595,898)
                                                                    --------------- ---------------- ---------------

Total increase(decrease) in net assets                                    1,842,064      (1,945,207)        (984,061)
Net assets at beginning of period                                         5,332,705       7,277,912        8,261,973
                                                                    --------------- ---------------- ---------------
Net assets at end of period                                          $    7,174,769   $   5,332,705    $   7,277,912
                                                                    =============== ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 10

                                                      Fidelity

--------------------------------------------------------------------------------------------------------------------

                     High Income SC                                             High Income SC2
----------------------------------------------------------  --------------------------------------------------------
         2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

  $         4,501      $            32    $          ----     $          ----     $          ----     $        ----
            5,109                   94               ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
             (608)                 (62)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


             ----                 ----               ----                ----                ----              ----
         (168,639)                 (53)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
         (168,639)                 (53)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

             (982)              (5,251)              ----                   5                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $      (170,229)     $        (5,366)   $          ----     $             5     $         ----     $         ----
===================  ================== ==================  ==================  =================  =================





  $          (608)     $           (62)   $          ----     $          ----     $         ----     $         ----
         (168,639)                 (53)              ----                ----                ----              ----
             (982)              (5,251)              ----                   5                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

         (170,229)              (5,366)              ----                   5                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


           21,129                6,980               ----                 359                ----              ----
          197,107               34,696               ----               3,208                ----              ----
              (26)                ----               ----                ----                ----              ----
          (31,311)                (704)              ----                (107)               ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          186,899               40,972               ----               3,460                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

           16,670               35,606               ----               3,465                ----              ----
           35,606                 ----               ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $        52,276      $        35,606    $          ----     $         3,465     $         ----     $         ----
===================  ================== ==================  ==================  =================  =================

                                     F-1 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31



                                                                                       Fidelity
                                                                   -------------------------------------------------
                                                                                     Overseas IC
                                                                   -------------------------------------------------
                                                                        2001             2000             1999
                                                                   ---------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $      828,586   $      273,101   $     226,340
   Mortality and expense risk charge                                       124,511          163,794         138,144
                                                                   ---------------- ---------------- ---------------
Net investment income(loss)                                                704,075          109,307          88,196
                                                                   ---------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                 1,309,700        1,719,800         365,064
   Net realized gain(loss) on sale of fund shares                       (1,286,444)         329,720       2,328,938
                                                                   ---------------- ---------------- ---------------
Net realized gain(loss)                                                     23,256        2,049,520       2,694,002
                                                                   ---------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                         (4,323,464)      (5,768,575)      3,115,852
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $   (3,596,133)  $   (3,609,748) $    5,898,050
                                                                   ================ ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $      704,075   $      109,307   $      88,196
  Net realized gain(loss)                                                   23,256        2,049,520       2,694,002
  Net change in unrealized appreciation(depreciation)                   (4,323,464)      (5,768,575)      3,115,852
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                      (3,596,133)      (3,609,748)      5,898,050
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                   1,644,970        1,799,679       1,650,693
   Subaccounts transfers (including fixed account), net                   (640,400)         904,699      (2,819,581)
   Transfers for policyowner benefits and terminations                    (512,781)        (379,632)       (557,307)
   Policyowner maintenance charges                                        (777,248)        (724,111)       (660,085)
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                      (285,459)       1,600,635      (2,386,280)
                                                                   ---------------- ---------------- ---------------

Total increase(decrease) in net assets                                  (3,881,592)      (2,009,113)      3,511,770
Net assets at beginning of period                                       16,122,876       18,131,989      14,620,219
                                                                   ---------------- ---------------- ---------------
Net assets at end of period                                         $   12,241,284   $   16,122,876   $  18,131,989
                                                                   ================ ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 12

                                    Fidelity

--------------------------------------------------------------------------------------------------------------------
                       Overseas SC                                               Overseas SC2
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $         5,132      $            88    $          ----     $          ----     $         ----     $         ----
              874                  264               ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
            4,258                 (176)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            8,200                  571               ----                ----                ----              ----
           (6,517)              (2,365)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
            1,683               (1,794)              ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          (27,836)              (4,227)                 3                   2                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $       (21,895)     $        (6,197)   $             3     $             2     $         ----     $         ----
===================  ================== ==================  ==================  =================  =================





  $         4,258      $          (176)   $          ----     $          ----     $          ----     $        ----
            1,683               (1,794)              ----                ----                ----              ----
          (27,836)              (4,227)                 3                   2                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          (21,895)              (6,197)                 3                   2                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


           30,223               35,869               ----                  13                ----              ----
             (676)              81,016                 43                 315                ----              ----
               35                  133               ----                ----                ----              ----
           (8,677)              (1,881)                (7)                 (6)               ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
           20,905              115,137                 36                 322                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
             (990)             108,940                 39                 324                ----              ----
          108,979                   39               ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $       107,989      $       108,979    $            39     $           324     $         ----     $         ----
===================  ================== ==================  ==================  =================  =================

                                     F-1 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                       Fidelity
                                                                   -------------------------------------------------
                                                                                    Asset Mgr. IC
                                                                   -------------------------------------------------
                                                                        2001             2000             1999
                                                                   ---------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $    1,153,594  $     1,035,167   $    1,054,568
   Mortality and expense risk charge                                       241,519          277,686          290,374
                                                                   ---------------- ---------------- ---------------
Net investment income(loss)                                                912,075          757,481          764,194
                                                                   ---------------- ---------------- ---------------
Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                   432,598        2,438,782        1,335,786
   Net realized gain(loss) on sale of fund shares                         (374,012)          (4,398)         164,025
                                                                   ---------------- ---------------- ---------------
Net realized gain(loss)                                                     58,586        2,434,384        1,499,811
                                                                   ---------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                         (2,398,295)      (4,670,490)         831,798
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $   (1,427,634) $    (1,478,625)  $    3,095,803
                                                                   ================ ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $      912,075   $      757,481   $     764,194
  Net realized gain(loss)                                                   58,586        2,434,384        1,499,811
  Net change in unrealized appreciation(depreciation)                   (2,398,295)      (4,670,490)         831,798
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                      (1,427,634)      (1,478,625)       3,095,803
                                                                   ---------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                   2,821,941        3,088,744        3,699,921
   Subaccounts transfers (including fixed account), net                 (1,009,144)      (2,608,297)      (2,321,849)
   Transfers for policyowner benefits and terminations                  (1,150,693)      (1,832,613)      (1,532,170)
   Policyowner maintenance charges                                      (1,742,007)      (1,617,729)      (1,734,593)
                                                                   ---------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                    (1,079,903)      (2,969,895)      (1,888,691)
                                                                   ---------------- ---------------- ---------------

Total increase(decrease) in net assets                                  (2,507,537)      (4,448,520)       1,207,112
Net assets at beginning of period                                       28,591,610       33,040,130       31,833,018
                                                                   ---------------- ---------------- ---------------
Net assets at end of period                                        $    26,084,073  $    28,591,610   $   33,040,130
                                                                   ================ ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 14

                                    Fidelity

--------------------------------------------------------------------------------------------------------------------

                      Asset Mgr. SC                                             Asset Mgr. SC2
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $        3,949       $           66     $          ----      $         ----      $         ----     $        ----
             901                  868                ----                   7                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
           3,048                 (802)               ----                  (7)               ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


           1,505                  158                ----                ----                ----              ----
          (5,746)                (727)                  1                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          (4,241)                (569)                  1                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          (1,119)              (3,654)                  7                 114                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $       (2,312)      $       (5,025)    $             8     $           107     $         ----     $         ----
===================  ================== ==================  ==================  =================  =================





  $        3,048       $         (802)    $          ----     $            (7)    $         ----     $         ----
          (4,241)                (569)                  1                ----                ----              ----
          (1,119)              (3,654)                  7                 114                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          (2,312)              (5,025)                  8                 107                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


          71,633                8,540                 122                  29                ----              ----
         (40,252)              99,570                 290              10,172                ----              ----
             174                   (2)               ----                ----                ----              ----
         (10,349)              (5,593)                (28)                (32)               ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          21,206              102,515                 384              10,169                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          18,894               97,490                 392              10,276                ----              ----
          97,882                  392                ----                ----                ----              ----
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $      116,776       $       97,882     $           392     $        10,276     $         ----     $         ----
===================  ================== ==================  ==================  =================  =================

                                     F-1 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                       Fidelity
                                                                    ------------------------------------------------
                                                                                     Inv. Bond IC
                                                                    ------------------------------------------------
                                                                         2001             2000            1999
                                                                    ---------------- ---------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $       268,084    $    262,163   $    178,023
   Mortality and expense risk charge                                         109,703          37,985         39,812
                                                                    ---------------- ---------------- --------------
Net investment income(loss)                                                  158,381         224,178        138,211
                                                                    ---------------- ---------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                        ----            ----         55,850
   Net realized gain(loss) on sale of fund shares                             94,544         (60,719)        56,608
                                                                    ---------------- ---------------- --------------
Net realized gain(loss)                                                       94,544         (60,719)       112,458
                                                                    ---------------- ---------------- --------------

Change in unrealized appreciation(depreciation)                              472,114         238,506       (347,460)
                                                                    ---------------- ---------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $       725,039    $    401,965   $    (96,791)
                                                                    ================ ================ ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $       158,381   $     224,178   $    138,211
  Net realized gain(loss)                                                     94,544         (60,719)       112,458
  Net change in unrealized appreciation(depreciation)                        472,114         238,506       (347,460)
                                                                    ---------------- ---------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                           725,039         401,965        (96,791)
                                                                    ---------------- ---------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                       583,797         425,421        524,374
   Subaccounts transfers (including fixed account), net                    8,559,689         963,784       (411,086)
   Transfers for policyowner benefits and terminations                      (183,615)       (234,332)      (490,633)
   Policyowner maintenance charges                                          (609,785)       (184,555)      (194,413)
                                                                    ---------------- ---------------- --------------
Net increase(decrease) from policyowner transactions                       8,350,086         970,318       (571,758)
                                                                    ---------------- ---------------- --------------

Total increase(decrease) in net assets                                     9,075,125       1,372,283       (668,549)
Net assets at beginning of period                                          5,151,706       3,779,423      4,447,972
                                                                    ---------------- ---------------- --------------
Net assets at end of period                                          $    14,226,831  $    5,151,706   $  3,779,423
                                                                    ================ ================ ==============

The accompanying notes are an integral part of these financial statements.

                                     F-1 16

                                    Fidelity

--------------------------------------------------------------------------------------------------------------------

                      Inv. Bond SC2                                              Contrafund IC
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

   $        ----       $         ----     $         ----      $      159,732      $       72,121     $       68,862
               5                 ----               ----             171,391             189,463            148,735
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
              (5)                ----               ----             (11,659)           (117,342)           (79,873)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            ----                 ----               ----             563,760           2,617,988            504,989
              (2)                ----               ----            (149,684)            262,614            209,678
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
              (2)                ----               ----             414,076           2,880,602            714,667
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

              85                 ----               ----          (3,306,161)         (4,488,515)         3,076,967
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


   $          78       $         ----     $         ----      $   (2,903,744)     $   (1,725,255)    $    3,711,761
===================  ================== ==================  ==================  =================  =================





   $          (5)      $         ----     $         ----      $      (11,659)     $     (117,342)    $      (79,873)
              (2)                ----               ----             414,076           2,880,602            714,667
              85                 ----               ----          (3,306,161)         (4,488,515)         3,076,967
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

              78                 ----               ----          (2,903,744)         (1,725,255)         3,711,761
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


           7,853                 ----               ----           3,305,073           3,548,230          3,202,874
          10,843                 ----               ----            (192,050)            592,252          1,634,800
            ----                 ----               ----            (867,398)           (473,933)          (431,665)
            (344)                ----               ----          (1,391,012)         (1,177,682)        (1,020,388)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          18,352                 ----               ----             854,613           2,488,867          3,385,621
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          18,430                 ----               ----          (2,049,131)            763,612          7,097,382
            ----                 ----               ----          21,600,050          20,836,438         13,739,056
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
   $      18,430       $         ----     $         ----      $   19,550,919      $   21,600,050     $   20,836,438
===================  ================== ==================  ==================  =================  =================

                                     F-1 17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                       Fidelity
                                                                    ------------------------------------------------
                                                                                     Contrafund SC
                                                                    ------------------------------------------------
                                                                         2001             2000            1999
                                                                    --------------- ----------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $        1,281   $          69    $       ----
   Mortality and expense risk charge                                          2,038             898            ----
                                                                    --------------- ----------------- --------------
Net investment income(loss)                                                    (757)           (829)           ----
                                                                    --------------- ----------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                      5,123           2,501            ----
   Net realized gain(loss) on sale of fund shares                            (5,850)           (482)             (1)
                                                                    --------------- ----------------- --------------
Net realized gain(loss)                                                        (727)          2,019              (1)
                                                                    --------------- ----------------- --------------

Change in unrealized appreciation(depreciation)                             (23,051)        (10,275)            183
                                                                    --------------- ----------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $      (24,535) $       (9,085)   $        182
                                                                    =============== ================= ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $         (757)  $        (829)   $       ----
  Net realized gain(loss)                                                      (727)          2,019              (1)
  Net change in unrealized appreciation(depreciation)                       (23,051)        (10,275)            183
                                                                    --------------- ----------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                          (24,535)         (9,085)            182
                                                                    --------------- ----------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                      108,394          45,542             123
   Subaccounts transfers (including fixed account), net                      28,261         157,109           8,434
   Transfers for policyowner benefits and terminations                         (202)             (4)           ----
   Policyowner maintenance charges                                          (24,034)        (10,265)            (29)
                                                                    --------------- ----------------- --------------
Net increase(decrease) from policyowner transactions                        112,419         192,382           8,528
                                                                    --------------- ----------------- --------------

Total increase(decrease) in net assets                                       87,884         183,297           8,710
Net assets at beginning of period                                           192,007           8,710            ----
                                                                    --------------- ----------------- --------------
Net assets at end of period                                          $      279,891   $     192,007    $      8,710
                                                                    =============== ================= ==============


The accompanying notes are an integral part of these financial statements.

                                     F-1 18

                                                       Fidelity

--------------------------------------------------------------------------------------------------------------------
                     Contrafund SC2                                            Asset Mgr. Gr. IC
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------
   $        ----       $         ----     $         ----      $      109,529     $         87,724     $       80,579
               9                 ----               ----              30,411               35,031             32,359
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------
              (9)                ----               ----              79,118               52,693             48,220
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------


            ----                 ----               ----             131,997              355,639            133,643
               1                 ----               ----            (121,034)              46,065             46,443
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------
               1                 ----               ----              10,963              401,704            180,086
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------

             295                 ----               ----            (426,768)          (1,007,098)           287,243
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------


   $         287       $         ----     $         ----      $     (336,687)    $       (552,701)    $      515,549
===================  ================== ==================  ================== ==================== ================





   $          (9)      $         ----     $         ----      $       79,118     $         52,693     $       48,220
               1                 ----               ----              10,963              401,704            180,086
             295                 ----               ----            (426,768)          (1,007,098)           287,243
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------

             287                 ----               ----            (336,687)            (552,701)           515,549
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------


             114                 ----               ----             606,727              664,906            695,735
          17,371                 ----               ----              26,300             (384,811)           163,508
            ----                 ----               ----             (70,583)            (122,489)          (101,062)
            (194)                ----               ----            (284,521)            (253,492)          (240,081)
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------
          17,291                 ----               ----             277,923              (95,886)           518,100
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------
          17,578                 ----               ----             (58,764)            (648,587)         1,033,649
            ----                 ----               ----           3,690,948            4,339,535          3,305,886
-------------------  ------------------ ------------------  ------------------ -------------------- ----------------
   $      17,578       $         ----     $         ----      $    3,632,184     $      3,690,948     $    4,339,535
===================  ================== ==================  ================== ==================== ================

                                     F-1 19

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31


                                                                                       Fidelity
                                                                    ------------------------------------------------
                                                                                   Asset Mgr. Gr. SC
                                                                    ------------------------------------------------
                                                                         2001            2000             1999
                                                                    --------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $          100   $           5   $         ----
   Mortality and expense risk charge                                             60              20             ----
                                                                    --------------- ---------------- ---------------
Net investment income(loss)                                                      40             (15)            ----
                                                                    --------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                        127              19             ----
   Net realized gain(loss) on sale of fund shares                               (99)            (19)            ----
                                                                    --------------- ---------------- ---------------
Net realized gain(loss)                                                          28            ----             ----
                                                                    --------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                                 (46)           (499)            ----
                                                                    --------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                   $          22   $         (514)  $        ----
                                                                    =============== ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $           40   $         (15)  $        ----
  Net realized gain(loss)                                                        28            ----             ----
  Net change in unrealized appreciation(depreciation)                           (46)           (499)            ----
                                                                    --------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                               22            (514)            ----
                                                                    --------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                        6,826             522             ----
   Subaccounts transfers (including fixed account), net                       6,270           4,308             ----
   Transfers for policyowner benefits and terminations                         ----            ----             ----
   Policyowner maintenance charges                                           (1,276)           (390)            ----
                                                                    --------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                         11,820           4,440             ----
                                                                    --------------- ---------------- ---------------

Total increase(decrease) in net assets                                       11,842           3,926             ----
Net assets at beginning of period                                             3,926            ----             ----
                                                                    --------------- ---------------- ---------------
Net assets at end of period                                          $       15,768   $       3,926   $        ----
                                                                    =============== ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 20

                        Fidelity                                                     Alger
----------------------------------------------------------  --------------------------------------------------------
                   Asset Mgr. Gr. SC2                                              Balanced
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

   $        ----       $         ----     $         ----      $       99,221      $       50,804     $       39,415
            ----                 ----               ----              58,208              54,486             33,636
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
            ----                 ----               ----              41,013              (3,682)             5,779
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            ----                 ----               ----             120,768             484,561            199,925
            ----                 ----               ----             (13,738)            104,114            130,906
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
            ----                 ----               ----             107,030             588,675            330,831
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

               1                 ----               ----            (367,726)           (877,509)           638,648
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


   $           1       $         ----     $         ----      $     (219,683)     $     (292,516)    $      975,258
===================  ================== ==================  ==================  =================  =================





   $        ----       $         ----     $         ----      $       41,013      $       (3,682)    $        5,779
            ----                 ----               ----             107,030             588,675            330,831
               1                 ----               ----            (367,726)           (877,509)           638,648
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

               1                 ----               ----            (219,683)           (292,516)           975,258
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            ----                 ----               ----           1,193,795           1,176,922            652,587
             658                 ----               ----             301,926           1,076,269          1,111,865
             ---                 ----               ----            (178,599)           (166,995)          (133,356)
             ---                 ----               ----            (565,785)           (400,927)          (243,952)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
             658                 ----               ----             751,337           1,685,269          1,387,144
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
             659                 ----               ----             531,654           1,392,753          2,362,402
            ----                 ----               ----           6,481,144           5,088,391          2,725,989
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
   $         659       $         ----     $         ----      $    7,012,798      $    6,481,144     $    5,088,391
===================  ================== ==================  ==================  =================  =================

                                     F-1 21

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                        Alger
                                                                   -------------------------------------------------
                                                                                      Leveraged
                                                                   -------------------------------------------------
                                                                        2001             2000             1999
                                                                   --------------- ----------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $        ----   $          ----   $        ----
   Mortality and expense risk charge                                       150,956          206,550          99,090
                                                                   --------------- ----------------- ---------------
Net investment income(loss)                                               (150,956)        (206,550)        (99,090)
                                                                   --------------- ----------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                   649,613        2,368,184         658,702
   Net realized gain(loss) on sale of fund shares                       (1,139,625)       1,593,491         444,024
                                                                   --------------- ----------------- ---------------
Net realized gain(loss)                                                   (490,012)       3,961,675       1,102,726
                                                                   --------------- ----------------- ---------------

Change in unrealized appreciation(depreciation)                         (2,920,740)     (10,349,087)      6,228,230
                                                                   --------------- ----------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $   (3,561,708)  $   (6,593,962)  $   7,231,866
                                                                   =============== ================= ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $     (150,956)  $     (206,550)  $     (99,090)
  Net realized gain(loss)                                                 (490,012)       3,961,675       1,102,726
  Net change in unrealized appreciation(depreciation)                   (2,920,740)     (10,349,087)      6,228,230
                                                                   --------------- ----------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                      (3,561,708)      (6,593,962)      7,231,866
                                                                   --------------- ----------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                   3,494,557        3,958,348       2,197,902
   Subaccounts transfers (including fixed account), net                   (762,063)       2,923,872       7,155,968
   Transfers for policyowner benefits and terminations                    (576,701)        (337,285)       (280,708)
   Policyowner maintenance charges                                      (1,378,992)      (1,173,771)       (566,873)
                                                                   --------------- ----------------- ---------------
Net increase(decrease) from policyowner transactions                       776,801        5,371,164       8,506,289
                                                                   --------------- ----------------- ---------------

Total increase(decrease) in net assets                                  (2,784,907)      (1,222,798)     15,738,155
Net assets at beginning of period                                       20,060,625       21,283,423       5,545,268
                                                                   --------------- ----------------- ---------------
Net assets at end of period                                         $   17,275,718   $   20,060,625   $  21,283,423
                                                                   =============== ================= ===============

The accompanying notes are an integral part of these financial statements.

                                     F-1 22

                                                         MFS
--------------------------------------------------------------------------------------------------------------------
                     Global Govern.                                                Utilities
----------------------------------------------------------  --------------------------------------------------------
          2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

  $       24,400       $       21,767     $       21,210      $      248,847      $       62,030     $       45,844
           6,511                4,374              3,721              63,315              55,188             35,886
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          17,889               17,393             17,489             185,532               6,842              9,958
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            ----                 ----               ----             652,595             467,624            230,507
          15,988              (21,356)             8,100             (55,189)            225,839            120,303
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          15,988              (21,356)             8,100             597,406             693,463            350,810
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          (6,002)              27,987            (40,388)         (2,998,813)           (347,750)           866,015
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $       27,875       $       24,024     $      (14,799)     $   (2,215,875)     $      352,555     $    1,226,783
===================  ================== ==================  ==================  =================  =================





  $       17,889       $       17,393     $       17,489      $      185,532      $        6,842     $        9,958
          15,988              (21,356)             8,100             597,406             693,463            350,810
          (6,002)              27,987            (40,388)         (2,998,813)           (347,750)           866,015
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

          27,875               24,024            (14,799)         (2,215,875)            352,555          1,226,783
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


          78,246               83,082             99,607           1,403,465           1,080,404            820,148
        (247,179)             387,911           (189,632)          1,107,273           1,148,017            711,914
          (2,171)             (10,122)           (21,169)           (157,674)           (178,851)          (124,813)
         (47,179)             (28,964)           (27,667)           (705,824)           (461,851)          (312,076)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
        (218,283)             431,907           (138,861)          1,647,240           1,587,719          1,095,173
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

        (190,408)             455,931           (153,660)           (568,635)          1,940,274          2,321,956
         864,337              408,406            562,066           7,559,293           5,619,019          3,297,063
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $      673,929       $      864,337     $      408,406      $    6,990,658      $    7,559,293     $    5,619,019
===================  ================== ==================  ==================  =================  =================

                                     F-1 23

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                          MFS
                                                                    ------------------------------------------------
                                                                                     New Discovery

                                                                    ------------------------------------------------
                                                                         2001             2000            1999
                                                                    ---------------- ---------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $         ----   $         ----   $       ----
   Mortality and expense risk charge                                          35,441          21,353             37
                                                                    ---------------- ---------------- --------------
Net investment income(loss)                                                  (35,441)        (21,353)           (37)
                                                                    ---------------- ---------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                     135,232          39,123          1,661
   Net realized gain(loss) on sale of fund shares                           (216,973)        (37,774)          ----
                                                                    ---------------- ---------------- --------------
Net realized gain(loss)                                                      (81,741)          1,349          1,661
                                                                    ---------------- ---------------- --------------

Change in unrealized appreciation(depreciation)                             (165,672)       (398,932)         7,946
                                                                    ---------------- ---------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $      (282,854)  $    (418,936)  $      9,570
                                                                    ================ ================ ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $       (35,441)  $     (21,353)  $        (37)
  Net realized gain(loss)                                                    (81,741)          1,349          1,661
  Net change in unrealized appreciation(depreciation)                       (165,672)       (398,932)         7,946
                                                                    ---------------- ---------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                          (282,854)       (418,936)         9,570
                                                                    ---------------- ---------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                       811,078         486,645            268
   Subaccounts transfers (including fixed account), net                      112,301       4,265,320        141,426
   Transfers for policyowner benefits and terminations                       (71,405)        (38,639)          ----
   Policyowner maintenance charges                                          (334,959)       (147,224)          (144)
                                                                    ---------------- ---------------- --------------
Net increase(decrease) from policyowner transactions                         517,015       4,566,102        141,550
                                                                    ---------------- ---------------- --------------

Total increase(decrease) in net assets                                       234,161       4,147,166        151,120
Net assets at beginning of period                                          4,298,286         151,120           ----
                                                                    ---------------- ---------------- --------------
Net assets at end of period                                          $     4,532,447   $   4,298,286   $    151,120
                                                                    ================ ================ ==============

The accompanying notes are an integral part of these financial statements.

                                     F-1 24

                                                   Morgan Stanley

--------------------------------------------------------------------------------------------------------------------
                      Asian Equity                                             Emerging Markets
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $         ----       $        2,330     $        5,861      $          ----     $         ----     $          320
           1,627                7,991              5,901               16,773             20,559             10,340
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          (1,627)              (5,661)               (40)             (16,773)           (20,559)           (10,020)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            ----              215,431               ----                 ----            330,498               ----
        (237,483)            (270,123)            81,421           (1,121,217)           170,155            (14,605)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
        (237,483)             (54,692)            81,421           (1,121,217)           500,653            (14,605)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

         199,400             (429,608)           306,846            1,069,929         (1,679,239)           932,312
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $      (39,710)      $     (489,961)    $      388,227      $       (68,061)    $   (1,199,145)    $      907,687
===================  ================== ==================  ==================  =================  =================





  $       (1,627)      $       (5,661)    $          (40)     $       (16,773)    $      (20,559)    $      (10,020)
        (237,483)             (54,692)            81,421           (1,121,217)           500,653            (14,605)
         199,400             (429,608)           306,846            1,069,929         (1,679,239)           932,312
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

         (39,710)            (489,961)           388,227              (68,061)        (1,199,145)           907,687
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


             354              212,757            156,793              558,132            683,360            339,540
        (589,000)             (67,694)           282,014               74,489            560,623            228,230
          (7,731)             (21,947)           (18,126)             (20,769)           (88,989)           (27,008)
         (18,504)             (69,999)           (51,473)            (181,356)          (162,397)           (93,292)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
        (614,881)              53,117            369,208              430,496            992,597            447,470
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

        (654,591)            (436,844)           757,435              362,435           (206,548)         1,355,157
         654,591            1,091,435            334,000            1,972,241          2,178,789            823,632
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $         ----       $      654,591     $    1,091,435      $     2,334,676     $    1,972,241     $    2,178,789
===================  ================== ==================  ==================  =================  =================

                                     F-1 25

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31


                                                                                    Morgan Stanley
                                                                    ------------------------------------------------

                                                                                     Global Equity
                                                                    ------------------------------------------------
                                                                         2001             2000            1999
                                                                    ---------------- ---------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $        37,110   $      62,490   $     30,920
   Mortality and expense risk charge                                          27,707          23,717         20,462
                                                                    ---------------- ---------------- --------------
Net investment income(loss)                                                    9,403          38,773         10,458
                                                                    ---------------- ---------------- --------------
Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                        ----         200,225        119,961
   Net realized gain(loss) on sale of fund shares                            (36,110)         37,019         27,634
                                                                    ---------------- ---------------- --------------
Net realized gain(loss)                                                      (36,110)        237,244        147,595
                                                                    ---------------- ---------------- --------------

Change in unrealized appreciation(depreciation)                             (257,710)         30,928        (74,942)
                                                                    ---------------- ---------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                   $      (284,417)  $     306,945   $     83,111
                                                                    ================ ================ ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $         9,403   $      38,773   $     10,458
  Net realized gain(loss)                                                    (36,110)        237,244        147,595
  Net change in unrealized appreciation(depreciation)                       (257,710)         30,928        (74,942)
                                                                    ---------------- ---------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                          (284,417)        306,945         83,111
                                                                    ---------------- ---------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                       611,539         553,477        602,471
   Subaccounts transfers (including fixed account), net                      211,811          (6,906)       125,969
   Transfers for policyowner benefits and terminations                       (80,490)        (83,257)       (74,379)
   Policyowner maintenance charges                                          (248,214)       (177,457)      (161,040)
                                                                    ---------------- ---------------- --------------
Net increase(decrease) from policyowner transactions                         494,646         285,857        493,021
                                                                    ---------------- ---------------- --------------

Total increase(decrease) in net assets                                       210,229         592,802        576,132
Net assets at beginning of period                                          3,265,905       2,673,103      2,096,971
                                                                    ---------------- ---------------- --------------
Net assets at end of period                                          $     3,476,134   $   3,265,905   $  2,673,103
                                                                    ================ ================ ==============


The accompanying notes are an integral part of these financial statements.

                                     F-1 26

                                                  Morgan Stanley

--------------------------------------------------------------------------------------------------------------------

                      Intl. Magnum                                             U.S. Real Estate
----------------------------------------------------------  --------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

  $        8,242       $       14,608     $       13,210      $        74,692     $       27,333     $       48,301
          14,111               16,788             11,040               14,815              9,678              7,470
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          (5,869)              (2,180)             2,170               59,877             17,655             40,831
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


            ----               50,660              5,512               15,523              7,876               ----
        (112,649)              36,600             21,450               53,614             22,741            (24,923)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
        (112,649)              87,260             26,962               69,137             30,617            (24,923)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

        (273,730)            (352,908)           285,903               24,375            228,573            (40,700)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


  $     (392,248)      $     (267,828)    $      315,035      $       153,389     $      276,845     $      (24,792)
===================  ================== ==================  ==================  =================  =================





  $       (5,869)      $       (2,180)    $        2,170      $        59,877     $       17,655     $       40,831
        (112,649)              87,260             26,962               69,137             30,617            (24,923)
        (273,730)            (352,908)           285,903               24,375            228,573            (40,700)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

        (392,248)            (267,828)           315,035              153,389            276,845            (24,792)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------


         307,390              351,118            275,498              273,934            185,091            195,740
        (124,011)             309,724            331,831              261,144            334,817            (74,073)
         (48,252)             (38,747)            (6,719)             (95,993)           (36,061)           (24,125)
        (118,176)            (108,234)           (85,815)            (118,530)           (62,671)           (52,806)
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
          16,951              513,861            514,795              320,555            421,176             44,736
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------

        (375,297)             246,033            829,830              473,944            698,021             19,944
       2,009,126            1,763,093            933,263            1,577,505            879,484            859,540
-------------------  ------------------ ------------------  ------------------  -----------------  -----------------
  $    1,633,829       $    2,009,126     $    1,763,093      $     2,051,449     $    1,577,505     $      879,484
===================  ================== ==================  ==================  =================  =================

                                     F-1 27

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31
                                                                                       Ameritas
                                                                    ------------------------------------------------

                                                                                    Emerging Growth
                                                                    ------------------------------------------------
                                                                         2001             2000            1999
                                                                    --------------- ----------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $        ----   $          ----   $       ----
   Mortality and expense risk charge                                        133,239          213,853          29,906
                                                                    --------------- ----------------- --------------
Net investment income(loss)                                                (133,239)        (213,853)        (29,906)
                                                                    --------------- ----------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                    932,081          490,195            ----
   Net realized gain(loss) on sale of fund shares                        (1,388,648)         977,120          69,203
                                                                    --------------- ----------------- --------------
Net realized gain(loss)                                                    (456,567)       1,467,315          69,203
                                                                    --------------- ----------------- --------------

Change in unrealized appreciation(depreciation)                          (7,234,351)      (6,598,695)      7,360,170
                                                                    --------------- ----------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $   (7,824,157)  $   (5,345,233)  $   7,399,467
                                                                    =============== ================= ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                         $    (133,239)  $     (213,853)  $    (29,906)
  Net realized gain(loss)                                                  (456,567)       1,467,315         69,203
  Net change in unrealized appreciation(depreciation)                    (7,234,351)      (6,598,695)     7,360,170
                                                                    --------------- ----------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                       (7,824,157)      (5,345,233)     7,399,467
                                                                    --------------- ----------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                    2,828,609        3,076,160        399,887
   Subaccounts transfers (including fixed account), net                    (795,478)       1,908,799     16,120,925
   Transfers for policyowner benefits and terminations                     (702,453)        (723,564)      (166,431)
   Policyowner maintenance charges                                       (1,102,793)      (1,199,742)      (162,776)
                                                                    --------------- ----------------- --------------
Net increase(decrease) from policyowner transactions                        227,885        3,061,653     16,191,605
                                                                    --------------- ----------------- --------------

Total increase(decrease) in net assets                                   (7,596,272)      (2,283,580)    23,591,072
Net assets at beginning of period                                        21,307,492       23,591,072           ----
                                                                    --------------- ----------------- --------------
Net assets at end of period                                          $   13,711,220   $   21,307,492  $  23,591,072
                                                                    =============== ================= ==============


The accompanying notes are an integral part of these financial statements.

                                     F-1 28

                                                     Ameritas
---------------------------------------------------------------------------------------------------------------------
                         Growth                                                Growth with Income
---------------------------------------------------------- ----------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

  $       12,563       $       13,672     $        4,570     $        26,012      $        8,794     $        1,856
         270,450              334,112             53,250              35,420              33,113              5,394
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
        (257,887)            (320,440)           (48,680)             (9,408)            (24,319)            (3,538)
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


         151,926                 ----               ----                ----               6,430               ----
        (532,601)             408,126             91,185            (123,398)             34,360              2,197
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
        (380,675)             408,126             91,185            (123,398)             40,790              2,197
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

      (3,742,825)          (6,479,573)         4,797,837            (676,507)            (60,600)           167,141
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


  $   (4,381,387)      $   (6,391,887)    $    4,840,342     $      (809,313)     $      (44,129)    $      165,800
===================  =================  ================== ===================  =================  ==================





  $     (257,887)      $     (320,440)    $      (48,680)    $        (9,408)     $      (24,319)    $       (3,538)
        (380,675)             408,126             91,185            (123,398)             40,790              2,197
      (3,742,825)          (6,479,573)         4,797,837            (676,507)            (60,600)           167,141
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

      (4,381,387)          (6,391,887)         4,840,342            (809,313)            (44,129)           165,800
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


       4,982,916            5,197,765            791,274             832,959             857,189            186,705
      (1,861,259)           2,834,310         31,410,603             327,409             103,810          3,556,248
      (1,063,741)          (2,176,885)          (148,246)           (227,790)           (110,304)           (11,081)
      (2,210,774)          (1,992,956)          (302,543)           (339,497)           (286,727)           (47,402)
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
        (152,858)           3,862,234         31,751,088             593,081             563,968          3,684,470
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

      (4,534,245)          (2,529,653)        36,591,430            (216,232)            519,839          3,850,270
      34,061,777           36,591,430               ----           4,370,109           3,850,270               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
  $   29,527,532       $   34,061,777     $   36,591,430     $     4,153,877      $    4,370,109     $    3,850,270
===================  =================  ================== ===================  =================  ==================

                                     F-1 29

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                       Ameritas
                                                                   --------------------------------------------------

                                                                                   Income and Growth
                                                                   --------------------------------------------------
                                                                        2001              2000             1999
                                                                   ---------------- ----------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $       60,019   $        22,473   $        ----
   Mortality and expense risk charge                                       106,592           116,969           16,266
                                                                   ---------------- ----------------- ---------------
Net investment income(loss)                                                (46,573)          (94,496)         (16,266)
                                                                   ---------------- ----------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                   740,898           631,286          330,344
   Net realized gain(loss) on sale of fund shares                          (50,926)          265,807           32,672
                                                                   ---------------- ----------------- ---------------
Net realized gain(loss)                                                    689,972           897,093          363,016
                                                                   ---------------- ----------------- ---------------

Change in unrealized appreciation(depreciation)                         (2,926,134)         (940,011)       2,248,057
                                                                   ---------------- ----------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $   (2,282,735)     $   (137,414)  $    2,594,807
                                                                   ================ ================= ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $      (46,573)  $      (94,496)   $      (16,266)
  Net realized gain(loss)                                                  689,972          897,093           363,016
  Net change in unrealized appreciation(depreciation)                   (2,926,134)        (940,011)        2,248,057
                                                                   ---------------- ----------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                      (2,282,735)        (137,414)        2,594,807
                                                                   ---------------- ----------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                   1,948,693        1,767,043           226,613
   Subaccounts transfers (including fixed account), net                   (408,799)       1,743,203         9,033,423
   Transfers for policyowner benefits and terminations                    (418,659)        (253,443)         (164,905)
   Policyowner maintenance charges                                        (864,400)        (677,541)          (92,288)
                                                                   ---------------- ----------------- ---------------
Net increase(decrease) from policyowner transactions                       256,835        2,579,262         9,002,843
                                                                   ---------------- ----------------- ---------------

Total increase(decrease) in net assets                                  (2,025,900)       2,441,848        11,597,650
Net assets at beginning of period                                       14,039,498       11,597,650              ----
                                                                   ---------------- ----------------- ---------------
Net assets at end of period                                         $   12,013,598   $   14,039,498    $   11,597,650
                                                                   ================ ================= ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 30

                                                      Ameritas

---------------------------------------------------------------------------------------------------------------------
                        Index 500                                                    MidCap
----------------------------------------------------------  ---------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------

  $      394,478       $      174,138     $        45,131     $          ----     $         ----     $          ----
         232,904              266,882              44,210             182,951             186,833             23,079
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------
         161,574              (92,744)                921            (182,951)           (186,833)           (23,079)
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------


         834,050              358,915                ----             998,868             586,728            358,344
        (583,994)             211,068              17,271              69,786             985,515             30,642
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------
         250,056              569,983              17,271           1,068,654           1,572,243            388,986
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------

      (4,439,350)          (3,801,394)          2,177,161          (2,893,312)            268,562          2,504,717
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------


  $   (4,027,720)      $   (3,324,155)    $    2,195,353      $    (2,007,609)    $    1,653,972     $     2,870,624
===================  ================== ==================  ==================  =================  ==================





  $      161,574       $      (92,744)    $          921      $      (182,951)    $     (186,833)    $       (23,079)
         250,056              569,983             17,271            1,068,654          1,572,243             388,986
      (4,439,350)          (3,801,394)         2,177,161           (2,893,312)           268,562           2,504,717
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------

      (4,027,720)          (3,324,155)         2,195,353           (2,007,609)         1,653,972           2,870,624
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------


       4,775,610            4,807,303            794,221            2,917,996          2,678,209             350,572
        (586,771)             505,232         27,896,245             (803,631)         4,269,324          12,864,272
      (1,052,580)            (868,441)          (197,927)            (626,582)          (650,248)            (35,676)
      (2,045,663)          (1,818,044)          (283,040)          (1,391,451)        (1,034,828)           (126,750)
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------
       1,090,596            2,626,050         28,209,499               96,332          5,262,457          13,052,418
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------

      (2,937,124)            (698,105)        30,404,852           (1,911,277)         6,916,429          15,923,042
      29,706,747           30,404,852               ----           22,839,471         15,923,042                ----
-------------------  ------------------ ------------------  ------------------  -----------------  ------------------
  $   26,769,623       $   29,706,747     $   30,404,852      $    20,928,194     $   22,839,471     $    15,923,042
===================  ================== ==================  ==================  =================  ==================

                                     F-1 31

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                       Ameritas
                                                                   --------------------------------------------------

                                                                                     Money Market
                                                                   --------------------------------------------------
                                                                         2001             2000             1999
                                                                   ----------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                  $        864,242   $    969,387    $      167,556
   Mortality and expense risk charge                                         196,648        142,140            42,280
                                                                   ----------------- ---------------- ---------------
Net investment income(loss)                                                  667,594        827,247           125,276
                                                                   ----------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                        ----           ----              ----
   Net realized gain(loss) on sale of fund shares                               ----           ----              ----
                                                                   ----------------- ---------------- ---------------
Net realized gain(loss)                                                         ----           ----              ----
                                                                   ----------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                                 ----           ----              ----
                                                                   ----------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                  $       667,594   $     827,247    $      125,276
                                                                   ================= ================ ===============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                       $        667,594   $    827,247    $      125,276
  Net realized gain(loss)                                                       ----           ----              ----
  Net change in unrealized appreciation(depreciation)                           ----           ----              ----
                                                                   ----------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                           667,594        827,247           125,276
                                                                   ----------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                    33,957,760     29,824,117         5,138,659
   Subaccounts transfers (including fixed account), net                  (25,197,131)   (30,630,238)       13,733,671
   Transfers for policyowner benefits and terminations                    (1,779,587)    (1,087,311)          (99,720)
   Policyowner maintenance charges                                        (1,622,197)    (1,143,367)         (209,686)
                                                                   ----------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                       5,358,845     (3,036,799)       18,562,924
                                                                   ----------------- ---------------- ---------------

Total increase(decrease) in net assets                                     6,026,439     (2,209,552)       18,688,200
Net assets at beginning of period                                         16,478,648     18,688,200              ----
                                                                   ----------------- ---------------- ---------------
Net assets at end of period                                         $     22,505,087   $ 16,478,648    $   18,688,200
                                                                   ================= ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 32

                                    Ameritas

---------------------------------------------------------------------------------------------------------------------

                        Research                                                   Small Cap
---------------------------------------------------------- ----------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------

  $          ----      $         ----     $          ----    $          ----      $          ----    $          ----
           37,922               41,635              6,148            161,050              270,277             45,011
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------
          (37,922)             (41,635)            (6,148)          (161,050)            (270,277)           (45,011)
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------


          139,631              116,628             48,862               ----              155,419            249,625
         (176,289)             108,283             23,464         (2,441,748)           1,756,963            146,905
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------
          (36,658)             224,911             72,326         (2,441,748)           1,912,382            396,530
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------

       (1,091,825)            (531,250)           503,189         (4,089,979)         (10,941,100)         6,833,740
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------


  $    (1,166,405)     $      (347,974)   $       569,367    $    (6,692,777)     $    (9,298,995)   $     7,185,259
===================  =================  ================== ===================  ================== ==================





  $       (37,922)     $       (41,635)   $        (6,148)   $      (161,050)     $      (270,277)   $       (45,011)
          (36,658)             224,911             72,326         (2,441,748)           1,912,382            396,530
       (1,091,825)            (531,250)           503,189         (4,089,979)         (10,941,100)         6,833,740
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------

       (1,166,405)            (347,974)           569,367         (6,692,777)          (9,298,995)         7,185,259
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------


          862,759              769,641            125,229          3,227,622            3,747,998            601,352
            7,830              651,005          3,673,171           (574,047)            (182,891)        24,775,069
         (110,587)            (120,145)           (14,853)          (711,892)          (1,222,335)          (246,417)
         (328,467)            (279,397)           (41,519)        (1,238,800)          (1,449,797)          (236,089)
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------
          431,535            1,021,104          3,742,028            702,883              892,975         24,893,915
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------

         (734,870)             673,130          4,311,395         (5,989,894)          (8,406,020)        32,079,174
        4,984,525            4,311,395               ----         23,673,154           32,079,174               ----
-------------------  -----------------  ------------------ -------------------  ------------------ ------------------
  $     4,249,655      $     4,984,525    $     4,311,395    $    17,683,260      $    23,673,154    $    32,079,174
===================  =================  ================== ===================  ================== ==================


                                     F-1 33

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                        Ameritas
                                                                    -------------------------------------------------

                                                                                       Micro Cap
                                                                    -------------------------------------------------
                                                                           2001             2000             1999
                                                                    ---------------- ---------------- ---------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $         ----   $         ----   $         ----
   Mortality and expense risk charge                                          4,271             ----             ----
                                                                    ---------------- ---------------- ---------------
Net investment income(loss)                                                  (4,271)            ----             ----
                                                                    ---------------- ---------------- ---------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                     27,469             ----             ----
   Net realized gain(loss) on sale of fund shares                            (1,181)            ----             ----
                                                                    ---------------- ---------------- ---------------
Net realized gain(loss)                                                      26,288             ----             ----
                                                                    ---------------- ---------------- ---------------

Change in unrealized appreciation(depreciation)                              63,339             ----             ----
                                                                    ---------------- ---------------- ---------------

Net increase(decrease) in net assets resulting
   from operations                                                   $       85,356   $         ----   $         ----
                                                                    ================ ================ ===============


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $       (4,271)  $         ----   $         ----
  Net realized gain(loss)                                                    26,288             ----             ----
  Net change in unrealized appreciation(depreciation)                        63,339             ----             ----
                                                                    ---------------- ---------------- ---------------
Net increase(decrease) in net assets resulting
   from operations                                                           85,356             ----             ----
                                                                    ---------------- ---------------- ---------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                      156,305             ----             ----
   Subaccounts transfers (including fixed account), net                   1,229,767             ----             ----
   Transfers for policyowner benefits and terminations                       (3,961)            ----             ----
   Policyowner maintenance charges                                          (56,250)            ----             ----
                                                                    ---------------- ---------------- ---------------
Net increase(decrease) from policyowner transactions                      1,325,861             ----             ----
                                                                    ---------------- ---------------- ---------------

Total increase(decrease) in net assets                                    1,411,217             ----             ----
Net assets at beginning of period                                              ----             ----             ----
                                                                    ---------------- ---------------- ---------------
Net assets at end of period                                          $    1,411,217   $         ----   $        ----
                                                                    ================ ================ ===============


The accompanying notes are an integral part of these financial statements.

                                     F-1 34

                        Ameritas                                                    Calvert
----------------------------------------------------------  ---------------------------------------------------------

                         Select                                                     Balanced
---------------------------------------------------------- ----------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------


  $          ----      $          ----    $          ----    $        18,246      $           858     $         ----
            7,940                 ----               ----              1,824                  109               ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------
           (7,940)                ----               ----             16,422                  749               ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------


             ----                 ----               ----              8,889                1,514               ----
           (7,630)                ----               ----             (3,208)                (321)              ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------
           (7,630)                ----               ----              5,681                1,193               ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------

           34,863                 ----               ----            (27,071)              (4,510)              ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------


  $        19,293      $         ----     $          ----    $        (4,968)     $        (2,568)   $          ----
==================== =================  ================== ===================  =================  ==================





  $        (7,940)     $          ----     $          ----    $       16,422      $           749     $         ----
           (7,630)                ----               ----              5,681                1,193               ----
           34,863                 ----               ----            (27,071)              (4,510)              ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------

           19,293                 ----               ----             (4,968)              (2,568)              ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------


          240,150                 ----               ----             73,858                9,796               ----
        2,135,905                 ----               ----            404,742               47,118               ----
          (22,456)                ----               ----            (18,645)                 213               ----
          (88,977)                ----               ----            (25,129)              (1,463)              ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------
        2,264,622                 ----               ----            434,826               55,664               ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------

        2,283,915                 ----               ----            429,858               53,096               ----
             ----                 ----               ----             53,096                 ----               ----
-------------------- -----------------  ------------------ -------------------  -----------------  ------------------
  $     2,283,915      $         ----     $          ----    $       482,954      $        53,096    $          ----
==================== =================  ================== ===================  =================  ==================

                                     F-1 35

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                        Calvert
                                                                    -------------------------------------------------

                                                                                      Intl. Equity
                                                                    -------------------------------------------------
                                                                         2001              2000            1999
                                                                    ---------------- ----------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $           162   $          ----   $      ----
   Mortality and expense risk charge                                             748              112           ----
                                                                    ---------------- ----------------- --------------
Net investment income(loss)                                                     (586)            (112)          ----
                                                                    ---------------- ----------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                      17,507            4,576           ----
   Net realized gain(loss) on sale of fund shares                             (5,366)            (837)          ----
                                                                    ---------------- ----------------- --------------
Net realized gain(loss)                                                       12,141            3,739           ----
                                                                    ---------------- ----------------- --------------

Change in unrealized appreciation(depreciation)                              (33,565)          (6,476)          ----
                                                                    ---------------- ----------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $       (22,010)  $       (2,849)  $       ----
                                                                    ================ ================= ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $         (586)  $          (112)  $       ----
  Net realized gain(loss)                                                     12,141            3,739           ----
  Net change in unrealized appreciation(depreciation)                        (33,565)          (6,476)          ----
                                                                    ---------------- ----------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                           (22,010)          (2,849)          ----
                                                                    ---------------- ----------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                        27,240            9,848           ----
   Subaccounts transfers (including fixed account), net                       98,533           47,623           ----
   Transfers for policyowner benefits and terminations                          (529)              60           ----
   Policyowner maintenance charges                                            (7,990)          (1,183)          ----
                                                                    ---------------- ----------------- --------------
Net increase(decrease) from policyowner transactions                         117,254           56,348           ----
                                                                    ---------------- ----------------- --------------

Total increase(decrease) in net assets                                        95,244           53,499           ----
Net assets at beginning of period                                             53,499             ----           ----
                                                                    ---------------- ----------------- --------------
Net assets at end of period                                          $       148,743  $        53,499   $       ----
                                                                    ================ ================= ==============


The accompanying notes are an integral part of these financial statements.

                                     F-1 36

                                                      Calvert

---------------------------------------------------------------------------------------------------------------------

                         Mid Cap                                                   Small Cap
---------------------------------------------------------- ----------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
  $          ----      $         ----     $          ----    $          ----      $         ----     $          ----
            6,523                1,484               ----              4,194                  445               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
           (6,523)              (1,484)              ----             (4,194)                (445)              ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


           59,416               59,778               ----             14,242               12,978               ----
          (81,509)                (209)              ----              2,911               (3,729)              ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
          (22,093)              59,569               ----             17,153                9,249               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

          (86,318)             (96,220)              ----             55,869               (1,142)              ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


  $      (114,934)     $       (38,135)   $          ----    $        68,828      $         7,662    $          ----
===================  =================  ================== ===================  =================  ==================





  $        (6,523)     $        (1,484)    $         ----   $         (4,194)     $          (445)    $         ----
          (22,093)              59,569               ----             17,153                9,249               ----
          (86,318)             (96,220)              ----             55,869               (1,142)              ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

         (114,934)             (38,135)              ----             68,828                7,662               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


          195,303               25,375               ----            135,062                4,015               ----
          124,102              816,296               ----            340,143              338,533               ----
          (13,826)                 325               ----             (1,253)                 220               ----
          (69,383)             (12,021)              ----            (43,870)              (3,040)              ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
          236,196              829,975               ----            430,082              339,728               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

          121,262              791,840               ----            498,910              347,390               ----
          791,840                 ----               ----            347,390                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
  $       913,102      $       791,840     $         ----     $      846,300      $       347,390     $         ----
===================  =================  ================== ===================  =================  ==================

                                     F-1 37

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                    American Century
                                                                    -------------------------------------------------

                                                                                    Income & Growth
                                                                    -------------------------------------------------
                                                                         2001             2000             1999
                                                                    --------------- ------------------ --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $          606  $           ----   $       ----
   Mortality and expense risk charge                                          2,960              ----           ----
                                                                    --------------- ------------------ --------------
Net investment income(loss)                                                  (2,354)             ----           ----
                                                                    --------------- ------------------ --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                       ----              ----           ----
   Net realized gain(loss) on sale of fund shares                            (6,407)             ----           ----
                                                                    --------------- ------------------ --------------
Net realized gain(loss)                                                      (6,407)             ----           ----
                                                                    --------------- ------------------ --------------

Change in unrealized appreciation(depreciation)                               6,285              ----           ----
                                                                    --------------- ------------------ --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $       (2,476) $           ----   $       ----
                                                                    =============== ================== ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $       (2,354) $           ----   $       ----
  Net realized gain(loss)                                                    (6,407)             ----           ----
  Net change in unrealized appreciation(depreciation)                         6,285              ----           ----
                                                                    --------------- ------------------ --------------
Net increase(decrease) in net assets resulting
   from operations                                                           (2,476)             ----           ----
                                                                    --------------- ------------------ --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                      124,527              ----           ----
   Subaccounts transfers (including fixed account), net                     896,788              ----           ----
   Transfers for policyowner benefits and terminations                      (16,073)             ----           ----
   Policyowner maintenance charges                                          (38,478)             ----           ----
                                                                    --------------- ------------------ --------------
Net increase(decrease) from policyowner transactions                        966,764              ----           ----
                                                                    --------------- ------------------ --------------

Total increase(decrease) in net assets                                      964,288              ----           ----
Net assets at beginning of period                                              ----              ----           ----
                                                                    --------------- ------------------ --------------
Net assets at end of period                                          $      964,288  $           ----   $       ----
                                                                    =============== ================== ==============


The accompanying notes are an integral part of these financial statements.

                                     F-1 38

                         Invesco                                                    Salomon
----------------------------------------------------------  ---------------------------------------------------------
                        Dynamics                                                    Capital
---------------------------------------------------------- ----------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

  $          ----      $          ----     $         ----    $         4,430      $          ----     $         ----
            2,471                 ----               ----              2,261                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
           (2,471)                ----               ----              2,169                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


             ----                 ----               ----              2,827                 ----               ----
         (102,901)                ----               ----             (3,916)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
         (102,901)                ----               ----             (1,089)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

          (52,082)                ----               ----              1,052                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


  $      (157,454)     $         ----     $          ----    $         2,132      $         ----     $          ----
===================  =================  ================== ===================  =================  ==================





  $        (2,471)     $         ----     $          ----    $         2,169      $         ----     $          ----
         (102,901)                ----               ----             (1,089)                ----               ----
          (52,082)                ----               ----              1,052                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

         (157,454)                ----               ----              2,132                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


           63,648                 ----               ----            147,758                 ----               ----
          724,149                 ----               ----            581,276                 ----               ----
           (2,537)                ----               ----            (44,276)                ----               ----
          (27,329)                ----               ----            (36,599)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
          757,931                 ----               ----            648,159                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

          600,477                 ----               ----            650,291                 ----               ----
             ----                 ----               ----               ----                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
  $       600,477      $         ----     $          ----    $       650,291      $         ----     $          ----
===================  =================  ================== ===================  =================  ==================

                                     F-1 39

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31



                                                                                         Summit
                                                                    -----------------------------------------------

                                                                                       S&P MidCap
                                                                    -------------------------------------------------
                                                                           2001              2000            1999
                                                                    ---------------- ----------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $           74   $          ----   $       ----
   Mortality and expense risk charge                                           1,298             ----           ----
                                                                    ---------------- ----------------- --------------
Net investment income(loss)                                                   (1,224)            ----           ----
                                                                    ---------------- ----------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                          37             ----           ----
   Net realized gain(loss) on sale of fund shares                               (833)            ----           ----
                                                                    ---------------- ----------------- --------------
Net realized gain(loss)                                                         (796)            ----           ----
                                                                    ---------------- ----------------- --------------

Change in unrealized appreciation(depreciation)                               37,013             ----           ----
                                                                    ---------------- ----------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $        34,993  $          ----   $       ----
                                                                    ================ ================= ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $        (1,224) $          ----   $       ----
  Net realized gain(loss)                                                       (796)            ----           ----
  Net change in unrealized appreciation(depreciation)                         37,013             ----           ----
                                                                    ---------------- ----------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                            34,993             ----           ----
                                                                    ---------------- ----------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                        64,517             ----           ----
   Subaccounts transfers (including fixed account), net                      448,505             ----           ----
   Transfers for policyowner benefits and terminations                         2,241             ----           ----
   Policyowner maintenance charges                                           (18,060)            ----           ----
                                                                    ---------------- ----------------- --------------
Net increase(decrease) from policyowner transactions                         497,203             ----           ----
                                                                    ---------------- ----------------- --------------

Total increase(decrease) in net assets                                       532,196             ----           ----
Net assets at beginning of period                                               ----             ----           ----
                                                                    ---------------- ----------------- --------------
Net assets at end of period                                          $       532,196  $          ----   $       ----
                                                                    ================ ================= ==============

The accompanying notes are an integral part of these financial statements.

                                     F-1 40

                                                        Summit
---------------------------------------------------------------------------------------------------------------------

                    Russell Small Cap                                           Nasdaq-100 Index
---------------------------------------------------------- ----------------------------------------------------------
       2001                2000               1999                2001                2000               1999
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


  $           930      $          ----    $          ----    $          ----      $          ----     $         ----
              694                 ----               ----              3,183                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
              236                 ----               ----             (3,183)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


              424                 ----               ----               ----                 ----               ----
             (651)                ----               ----           (119,622)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
             (227)                ----               ----           (119,622)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

           23,488                 ----               ----            (90,592)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


  $        23,497      $         ----     $          ----    $      (213,397)     $         ----     $          ----
===================  =================  ================== ===================  =================  ==================





  $           236      $         ----     $          ----    $        (3,183)     $         ----     $          ----
             (227)                ----               ----           (119,622)                ----               ----
           23,488                 ----               ----            (90,592)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

           23,497                 ----               ----           (213,397)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------


           39,898                 ----               ----             63,981                 ----               ----
          228,815                 ----               ----          1,202,521                 ----               ----
            2,293                 ----               ----             (2,598)                ----               ----
          (11,390)                ----               ----            (68,815)                ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
          259,616                 ----               ----          1,195,089                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------

          283,113                 ----               ----            981,692                 ----               ----
             ----                 ----               ----               ----                 ----               ----
-------------------  -----------------  ------------------ -------------------  -----------------  ------------------
  $       283,113      $         ----     $          ----    $       981,692      $         ----     $          ----
===================  =================  ================== ===================  =================  ==================

                                     F-1 41

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                      Third Avenue
                                                                    -------------------------------------------------

                                                                                         Value
                                                                    -------------------------------------------------
                                                                         2001              2000            1999
                                                                    ---------------- ----------------- --------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                   $         1,361  $          ----   $       ----
   Mortality and expense risk charge                                           8,909             ----           ----
                                                                    ---------------- ----------------- --------------
Net investment income(loss)                                                   (7,548)            ----           ----
                                                                    ---------------- ----------------- --------------

Realized gain(loss) on investments:
   Net realized gain(loss) distributions                                       8,935             ----           ----
   Net realized gain(loss) on sale of fund shares                             (8,285)            ----           ----
                                                                    ---------------- ----------------- --------------
Net realized gain(loss)                                                          650             ----           ----
                                                                    ---------------- ----------------- --------------

Change in unrealized appreciation(depreciation)                              124,072             ----           ----
                                                                    ---------------- ----------------- --------------

Net increase(decrease) in net assets resulting
   from operations                                                   $       117,174  $          ----   $       ----
                                                                    ================ ================= ==============



STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
  Net investment income(loss)                                        $        (7,548)  $         ----   $       ----
  Net realized gain(loss)                                                        650             ----           ----
  Net change in unrealized appreciation(depreciation)                        124,072             ----           ----
                                                                    ---------------- ----------------- --------------
Net increase(decrease) in net assets resulting
   from operations                                                           117,174             ----           ----
                                                                    ---------------- ----------------- --------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                       327,594             ----           ----
   Subaccounts transfers (including fixed account), net                    2,359,842             ----           ----
   Transfers for policyowner benefits and terminations                       (53,794)            ----           ----
   Policyowner maintenance charges                                          (117,076)            ----           ----
                                                                    ---------------- ----------------- --------------
Net increase(decrease) from policyowner transactions                       2,516,566             ----           ----
                                                                    ---------------- ----------------- --------------

Total increase(decrease) in net assets                                     2,633,740             ----           ----
Net assets at beginning of period                                               ----             ----           ----
                                                                    ---------------- ----------------- --------------
Net assets at end of period                                          $     2,633,740  $          ----   $       ----
                                                                    ================ ================= ==============

The accompanying notes are an integral part of these financial statements.

                                     F-1 42

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS
             FOR THE PERIODS ENDED DECEMBER 31, 2001, 2000 AND 1999


1.  ORGANIZATION

    Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp. (ALIC) (an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company) and minority owned by AmerUs Life Insurance Company (AmerUs). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

    The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund. At December 31, 2001, there are fifty-four subaccounts available within the Account:

    Fidelity Management and Research                          Fidelity Management and Research
    Company (Advisor)                                         Company
      Fidelity (Fund)                                           Fidelity, continued
       * Equity-Income IC (Subaccount)                           * Asset Mgr. SC
          (Commenced March 6, 1987)                                 (Commenced November 29, 1999)
       * Equity-Income SC                                        * Asset Mgr. SC2
          (Commenced November 2, 1999)                              (Commenced November 26, 2001)
       * Equity-Income SC2                                       * Inv. Bond IC
          (Commenced November 28, 2001)                             (Commenced June 6, 1991)
       * Growth IC                                               * Inv. Bond SC2
          (Commenced March 6, 1987)                                 (Commenced November 8, 2001)
       * Growth SC                                               * Contrafund IC
          (Commenced November 2, 1999)                              (Commenced September 5, 1995)
       * Growth SC2                                              * Contrafund SC
          (Commenced November 28, 2001)                             (Commenced November 29, 1999)
       * High Income IC                                          * Contrafund SC2
          (Commenced March 6, 1987)                                 (Commenced November 23, 2001)
       * High Income SC                                          * Asset Mgr. Gr. IC
          (Commenced January 25, 2000)                              (Commenced September 13, 1995)
       * High Income SC2                                         * Asset Mgr. Gr. SC
          (Commenced December 3, 2001)                              (Commenced February 2, 2000)
       * Overseas IC                                             * Asset Mgr. Gr. SC2
          (Commenced March 6, 1987)                                 (Commenced December 26, 2001)
       * Overseas SC
          (Commenced December 7, 1999)                        Fred Alger Management, Inc.
       * Overseas SC2                                           Alger
          (Commenced November 14, 2001)                          * Balanced
       * Asset Mgr. IC                                              (Commenced June 28, 1993)
          (Commenced December 14, 1989)                          * Leveraged
                                                                    (Commenced September 13, 1995)

                                     F-1 43

1.  ORGANIZATION, continued

    Massachusetts Financial Services                          Calvert Asset Management Company, Inc.
    Company                                                    (See Note 4)
      MFS                                                       Calvert
       * Global Govern.                                          * Balanced
          (Commenced September 13, 1995)                            (Commenced May 8, 2000)
       * Utilities                                               * Intl. Equity
          (Commenced October 18, 1995)                              (Commenced July 20, 2000)
       * New Discovery                                           * Mid Cap
          (Commenced November 12, 1999)                             (Commenced June 13, 2000)
                                                                 * Small Cap
    Morgan Stanley Asset Management                                 (Commenced June 13, 2000)
      Morgan Stanley
       * Asian Equity                                         American Century Investment
          (Commenced April 22, 1997)                          Management, Inc.
          (Ceased Business April 30, 2001)                      American Century
       * Emerging Markets                                        * Income & Growth
          (Commenced April 8, 1997)                                 (Commenced January 31, 2001)
       * Global Equity
          (Commenced April 17, 1997)                          INVESCO Funds Group, Inc.
       * Intl. Magnum                                           Invesco
          (Commenced April 7, 1997)                              * Dynamics
       * U.S. Real Estate                                           (Commenced January 19, 2001)
          (Commenced April 28, 1997)
                                                              Salomon Brothers Asset Management Inc.
    Ameritas Investment Corp. (See Note 4)                      Salomon
      Ameritas                                                   * Capital
       * Emerging Growth                                            (Commenced January 31, 2001)
          (Commenced October 29,1999)
       * Growth                                               Summit Investment Partners, Inc.
          (Commenced October 29,1999)                           Summit
       * Growth with Income                                      * S&P MidCap
          (Commenced October 29,1999)                               (Commenced February 13, 2001)
       * Income and Growth                                       * Russell Small Cap
          (Commenced October 29,1999)                               (Commenced February 8, 2001)
       * Index 500                                               * Nasdaq-100 Index
          (Commenced October 29,1999)                               (Commenced January 19, 2001)
       * MidCap
          (Commenced October 29,1999)                         EQSF Advisers, Inc.
       * Money Market                                           Third Avenue
          (Commenced October 28,1999)                            * Value
       * Research                                                   (Commenced January 2, 2001)
          (Commenced October 29,1999)
       * Small Cap
          (Commenced October 29,1999)
       * Micro Cap
          (Commenced January 5, 2001)
       * Select
          (Commenced January 5, 2001)

                                     F-1 44

    SUBSTITUTIONS
    Pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a portfolio of Fidelity Money Market were transferred to the Money Market subaccount of the Ameritas portfolio as of October 28, 1999. Also, as of October 29, 1999 pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a portfolio of Fidelity Index 500 I-Class were transferred to the Index 500 subaccount of the Ameritas portfolio; all policyowner funds invested in a portfolio of Alger Management Growth were transferred to the Growth subaccount of the Ameritas portfolio; all policyowner funds invested in a portfolio of Alger Management Income and Growth were transferred to the Income and Growth subaccount of the Ameritas portfolio; all policyowner funds invested in a portfolio of Alger Management Small Capitalization Fund were transferred to the Small Cap subaccount of the Ameritas portfolio; all policyowner funds invested in a portfolio of Alger Management MidCap Growth were transferred to the MidCap Growth subaccount of the Ameritas portfolio; all policyowner funds invested in a portfolio of MFS Co. Emerging Growth Series were transferred to the Emerging Growth subaccount of the Ameritas portfolio; all policyowner funds invested in a portfolio of MFS Co. Research Series was transferred to the Research subaccount of the Ameritas portfolio; and all policyowner funds invested in a portfolio of MFS Co. Growth with Income Series were transferred to the Growth with Income subaccount of the Ameritas portfolio.

2.  ACCOUNTING POLICIES

    USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    VALUATION OF INVESTMENTS
    The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends. The value of the policyowners' units corresponds to the investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

    Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains and losses on the sales of investments are computed on the weighted average cost basis.

    FEDERAL AND STATE TAXES
    The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, AVLIC does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

    RECLASSIFICATIONS
    Certain items on the prior period financial statements have been reclassified to conform to current period presentation.

                                     F-1 45

3.  CHARGES

    AVLIC charges the subaccounts for mortality and expense risks assumed. This daily charge is made on the ending daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional policyowner maintenance charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option, which is not reflected in this separate account.

4.  RELATED PARTIES

    During October 1999, AVLIC established a variable insurance trust (VIT) which contains the Ameritas subaccounts. The Ameritas subaccounts are managed by Ameritas Investment Corp., an affiliate of AVLIC. During the periods ended December 31, 2001, 2000 and 1999, these subaccounts incurred advisory fees of approximately $773,000, $894,000 and $119,000, respectively, payable to Ameritas Investment Corp. Other affiliates of AVLIC also provided sub-advisory and administrative services to these subaccounts during 2001, 2000 and 1999 of approximately $134,000, $125,000 and $25,000, respectively.

    Calvert Asset Management Company, Inc., an affiliate of AVLIC, serves as an investment advisor to the Calvert subaccounts.

5.  PURCHASES AND SALES OF INVESTMENTS

    The cost of purchases and proceeds from sales of investments in the subaccounts for the period ended December 31, 2001 were as follows:

                                                                                   Purchases             Sales
                                                                                -----------------   -----------------
     Fidelity:
       Equity-Income IC                                                          $      8,168,596     $     6,688,042
       Equity-Income SC                                                                   169,419              37,929
       Equity-Income SC2                                                                    2,314                 198
       Growth IC                                                                       13,093,297          10,248,013
       Growth SC                                                                          225,479              45,019
       Growth SC2                                                                           3,120                 237
       High Income IC                                                                  11,137,353           7,894,161
       High Income SC                                                                   1,940,076           1,753,785
       High Income SC2                                                                      3,460                 ---
       Overseas IC                                                                      6,816,322           5,088,006
       Overseas SC                                                                         69,982              36,605
       Overseas SC2                                                                           327                   6
       Asset Mgr. IC                                                                    2,990,464           2,725,693
       Asset Mgr. SC                                                                      101,185              75,425
       Asset Mgr. SC2                                                                      10,184                  22
       Inv. Bond IC                                                                    11,458,486           2,950,018
       Inv. Bond SC2                                                                       18,508                 161
       Contrafund IC                                                                    3,252,228           1,845,514
       Contrafund SC                                                                      156,950              40,165
       Contrafund SC2                                                                      17,379                  97
       Asset Mgr. Gr. IC                                                                1,091,526             602,487
       Asset Mgr. Gr. SC                                                                   12,502                 515
       Asset Mgr. Gr. SC2                                                                     658                 ---

                                     F-1 46


                                                                                   Purchases             Sales
                                                                                -----------------   -----------------
     Alger:
       Balanced                                                                  $      2,204,774     $     1,291,655
       Leveraged                                                                        4,759,398           3,483,941

     MFS:
       Global Govern.                                                                     989,593           1,189,986
       Utilities                                                                        3,587,696           1,102,329
       New Discovery                                                                    1,761,786           1,144,979

     Morgan Stanley:
       Asian Equity                                                                            75             616,582
       Emerging Markets                                                                 5,558,665           5,144,942
       Global Equity                                                                    1,213,492             709,442
       Intl. Magnum                                                                       609,491             598,409
       U.S. Real Estate                                                                 1,006,795             610,840

     Ameritas:
       Emerging Growth                                                                  4,994,859           3,968,131
       Growth                                                                           4,121,640           4,380,457
       Growth with Income                                                               1,952,462           1,368,789
       Income and Growth                                                                3,274,141           2,322,981
       Index 500                                                                        5,362,186           3,275,967
       MidCap                                                                           4,380,969           3,468,720
       Money Market                                                                    55,862,102          49,837,936
       Research                                                                         1,349,040             815,796
       Small Cap                                                                        6,718,532           6,176,698
       Micro Cap                                                                        1,412,572              63,512
       Select                                                                           2,567,076             310,393

     Calvert:
       Balanced                                                                           578,237             118,099
       Intl. Equity                                                                       172,182              38,006
       Mid Cap                                                                            673,280             384,190
       Small Cap                                                                          582,691             142,560

     American Century:
       Income & Growth                                                                  1,055,240              90,831

     Invesco:
       Dynamics                                                                         1,320,900             565,440

     Salomon:
       Capital                                                                            753,066              99,910

     Summit:
       S&P MidCap                                                                         506,933              10,916
       Russell Small Cap                                                                  288,057              27,781

                                     F-1 47

                                                                                   Purchases             Sales
                                                                                -----------------   -----------------
       Nasdaq-100 Index                                                           $     1,644,889     $       452,983
     Third Avenue:
       Third Avenue Value                                                               2,633,976             116,023


6.  UNIT VALUES
    A summary of unit values, units, net assets, investment income ratio (Inv. Income Ratio) as a percentage of average net assets (excludes mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio), expenses as a percentage of average net assets (excluding the effect of expenses of the underlying fund portfolio and charges made directly to policyowner accounts through the redemption of units), and total return percentage (based upon the change in the unit value reported year-to-date, however, subaccounts which commenced in the current year, as shown in Note 1, are based on shorter return periods) for the period ended December 31 follows (amounts have been rounded):

                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)         Ratio      Net Assets         Return %
                          -------------------------------------------------------------------------------------------
                            Min     Max                                             Min     Max      Min      Max
Fidelity:
Equity-Income IC
2001                        28.55   47.27       739,280     29,303,630     1.73     0.70    1.20    (6.09)   (5.62)

Equity-Income SC
2001                        22.50   25.87         6,824        175,813      .86     0.90    0.90    (5.94)   (5.94)

Equity-Income SC2
2001                        22.58   22.58            95          2,155     ----     0.70    0.70     2.94     2.94

Growth IC
2001                        50.11   62.70       820,789     48,197,582      .08     0.70    1.20   (18.64)  (18.22)

Growth SC
2001                        33.22   39.32         8,825        346,256     ----     0.90    0.90   (18.47)  (18.47)

Growth SC2
2001                        33.32   33.32            87          2,896     ----     0.70    0.70     1.92     1.92

High Income IC
2001                         9.24   20.97       502,467      7,174,769    13.20     0.70    1.20   (12.79)  (12.35)

High Income SC
2001                         6.35    7.56         6,977         52,276      .76     0.90    0.90   (12.69)  (12.69)

High Income SC2
2001                         6.36    6.36           545          3,465     ----     0.70    0.70    (0.06)   (0.06)

                                     F-1 48

                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)         Ratio      Net Assets         Return %
                          -------------------------------------------------------------------------------------------
                            Min     Max                                             Min     Max      Min    Max
Fidelity, continued:
Overseas IC
2001                        18.92   21.80       594,496     12,241,284     5.96     0.70    1.20   (22.12)  (21.72)

Overseas SC
2001                        13.77   17.10         6,536        107,989     5.22     0.90    0.90   (21.99)  (21.98)

Overseas SC2
2001                        13.80   13.80            24            324     ----     0.70    0.70     0.49     0.49

Asset Mgr. IC
2001                        20.39   28.71       949,603     26,084,073     4.32     0.70    1.20    (5.23)   (4.76)

Asset Mgr. SC
2001                        14.37   16.76         7,099        116,776     3.84     0.90    0.90    (5.10)   (5.05)

Asset Mgr. SC2
2001                        14.35   14.35           716         10,276     ----     0.70    0.70     0.07     0.07

Inv. Bond IC
2001                        12.83   20.53       952,845     14,226,831     2.25     0.70    1.20     7.16     7.70

Inv. Bond SC2
2001                        12.81   12.81         1,440         18,430     ----     0.70    0.70    (1.94)   (1.94)

Contrafund IC
2001                        25.36   26.29       758,024     19,550,919      .80     0.70    1.20   (13.29)  (12.85)

Contrafund SC
2001                        19.90   23.35        12,178        279,891      .56     0.90    0.90   (13.28)  (13.15)

Contrafund SC2
2001                        19.97   19.97           880         17,578     ----     0.70    0.70     2.10     2.10

Asset Mgr. Gr. IC
2001                        17.27   19.20       200,826      3,632,184     3.04     0.70    1.20    (8.50)   (8.03)

Asset Mgr. Gr. SC
2001                        12.42   14.53         1,100         15,768     1.46     0.90    0.90    (8.68)   (8.33)

Asset Mgr. Gr. SC2
2001                        12.43   12.43            53            659     ----     0.70    0.70     1.06     1.06

                                     F-1 49


                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)         Ratio      Net Assets         Return %
                          -------------------------------------------------------------------------------------------
                            Min     Max                                             Min     Max      Min      Max
Alger:
Balanced
2001                        13.07   28.26       341,289      7,012,798     1.46     0.70    1.20    (3.10)   (0.40)

Leveraged
2001                        31.57   39.74       438,930     17,275,718     ----     0.70    1.20   (16.94)    4.16

MFS:
Global Govern.
2001                        10.09   12.62        57,066        673,929     3.43     0.70    1.20     0.46     4.02

Utilities
2001                        15.94   24.77       312,494      6,990,658     3.25     0.70    1.20   (25.12)   (1.81)

New Discovery
2001                        15.25   16.13       281,965      4,532,447     ----     0.70    1.20    (6.16)   13.33

Morgan Stanley:
Emerging Markets
2001                         6.63    8.02       293,594      2,334,676     ----     0.70    1.20    (7.61)    2.94

Global Equity
2001                        12.19   14.20       246,734      3,476,134     1.09     0.70    1.20    (8.15)    2.12

Intl. Magnum
2001                         9.44   10.04       164,340      1,633,829      .48     0.70    1.20   (20.26)    1.25

U.S. Real Estate
2001                        12.08   14.22       145,417      2,051,449     4.21     0.70    1.20     4.67     9.08

Ameritas:
Emerging Growth
2001                        18.55   19.36       716,605     13,711,220     ----     0.70    1.20   (36.44)    2.72

Growth
2001                        47.34   66.28       460,660     29,527,532      .04     0.70    1.20   (13.17)    0.65

Growth with Income
2001                        17.44   17.74       235,263      4,153,877      .61     0.70    1.20   (16.81)    1.26

Income and Growth
2001                        14.08   46.52       462,327     12,013,598      .49     0.70    1.20   (16.40)    0.25

                                     F-1 50

                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)         Ratio      Net Assets         Return %
                          -------------------------------------------------------------------------------------------
                            Min     Max                                             Min     Max      Min      Max
Ameritas, continued:
Index 500
2001                       130.06  143.15       193,990     26,769,623     1.44     0.70    1.20   (13.46)    2.67

MidCap
2001                        31.98   42.50       498,157     20,928,194     ----     0.70    1.20    (8.47)    7.91

Money Market
2001                         1.00    1.91    16,460,335     22,505,087     3.85     0.70    1.20     0.24     3.21

Research
2001                        16.68   17.51       244,966      4,249,655     ----     0.70    1.20   (21.82)    2.04

Small Cap
2001                        29.14   40.63       440,182     17,683,260     ----     0.70    1.20   (28.14)    8.82

Micro Cap
2001                        19.69   19.84        71,482      1,411,217     ----     0.70    0.90     7.55    32.07

Select
2001                        17.68   17.82       128,850      2,283,915     ----     0.70    0.90     3.28    15.51

Calvert:
Balanced
2001                         1.76    1.94       250,679        482,954     8.18     0.70    1.20    (8.05)    0.02

Intl. Equity
2001                        12.84   15.79         9,451        148,743      .16     0.70    1.20   (25.64)    1.08

Mid Cap
2001                        25.51   29.13        31,428        913,102     ----     0.70    1.20   (13.22)    2.16

Small Cap
2001                        14.80   15.48        54,762        846,300     ----     0.70    1.20     8.37    15.34

American Century:
Income & Growth
2001                         6.41    6.47       149,390        964,288      .15     0.70    0.90   (11.43)    3.25

Invesco:
Dynamics
2001                        12.47   13.14        47,481        600,477     ----     0.70    0.90   (28.17)    4.41

                                     F-1 51

                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)         Ratio      Net Assets         Return %
                          -------------------------------------------------------------------------------------------
                            Min     Max                                             Min     Max      Min      Max
Salomon:
Capital
2001                        15.16   15.30        42,559        650,291     1.43     0.70    0.90    (6.76)   10.13

Summit:
S&P MidCap
2001                         9.29   11.69        49,870        532,196      .04     0.70    0.90    (7.30)    2.48

Russell Small Cap
2001                         9.60   10.08        28,678        283,113      .90     0.70    0.90    (5.87)    3.07

Nasdaq-100 Index
2001                         4.43    4.46       221,670        981,692     ----     0.70    0.90   (41.47)   (4.13)

Third Avenue:
Value
2001                        17.11   17.19       153,406      2,633,740      .11     0.70    0.90     4.17    15.87


7.  CHANGES IN UNITS OUTSTANDING
    The changes in units outstanding were as follows:

                                                   2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     Fidelity:
     Equity-Income IC
     Units issued                                      400,324                   315,664                   292,235
     Units redeemed                                   (394,722)                 (341,597)                 (278,761)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             5,602                   (25,933)                   13,474
                                            ===================       ====================      ====================

     Equity-Income SC
     Units issued                                        7,327                     2,323                        24
     Units redeemed                                     (2,623)                     (227)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             4,704                     2,096                        24
                                            ===================       ====================      ====================

     Equity-Income SC2
     Units issued                                          104                      ----                      ----
     Units redeemed                                         (9)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                                95                      ----                      ----
                                            ===================       ====================      ====================

     Growth IC
     Units issued                                      543,688                   461,735                   375,289
     Units redeemed                                   (548,149)                 (433,103)                 (327,321)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            (4,461)                   28,632                    47,968
                                            ===================       ====================      ====================

                                    F-1 52

                                                     2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     Fidelity, continued:
     Growth SC
     Units issued                                        7,831                     5,896                       363
     Units redeemed                                     (3,657)                   (1,606)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             4,174                     4,290                       363
                                            ===================       ====================      ====================

     Growth SC2
     Units issued                                           95                      ----                      ----
     Units redeemed                                         (8)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                                87                      ----                      ----
                                            ===================       ====================      ====================

     High Income IC
     Units issued                                    2,082,657                   340,021                 1,096,648
     Units redeemed                                 (1,911,913)                 (340,972)               (1,154,404)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           170,744                      (951)                  (57,756)
                                            ===================       ====================      ====================

     High Income SC
     Units issued                                      263,244                     4,288                      ----
     Units redeemed                                   (260,381)                     (174)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             2,863                     4,114                      ----
                                            ===================       ====================      ====================

     High Income SC2
     Units issued                                          564                      ----                      ----
     Units redeemed                                        (19)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                               545                      ----                      ----
                                            ===================       ====================      ====================

     Overseas IC
     Units issued                                    1,248,475                 1,502,035                 1,743,762
     Units redeemed                                 (1,263,750)               (1,438,192)               (1,817,242)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           (15,275)                   63,843                   (73,480)
                                            ===================       ====================      ====================

     Overseas SC
     Units issued                                        4,213                     7,371                         2
     Units redeemed                                     (2,648)                   (2,401)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             1,565                     4,970                         2
                                            ===================       ====================      ====================

     Overseas SC2
     Units issued                                           24                      ----                      ----
     Units redeemed                                       ----                      ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                                24                      ----                      ----
                                            ===================       ====================      ====================

     Asset Mgr. IC
     Units issued                                      215,475                   202,246                   224,590
     Units redeemed                                   (250,223)                 (291,256)                 (279,205)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           (34,748)                  (89,010)                  (54,615)
                                            ===================       ====================      ====================

                                     F-1 53


                                                   2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     Fidelity, continued:
     Asset Mgr. SC
     Units issued                                        6,635                     8,968                        23
     Units redeemed                                     (5,079)                   (3,446)                       (2)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             1,556                     5,522                        21
                                            ===================       ====================      ====================

     Asset Mgr. SC2
     Units issued                                          718                      ----                      ----
     Units redeemed                                         (2)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                               716                      ----                      ----
                                            ===================       ====================      ====================

     Inv. Bond IC
     Units issued                                    1,037,096                   266,447                   252,427
     Units redeemed                                   (373,725)                 (210,065)                 (282,178)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           663,371                    56,382                   (29,751)
                                            ===================       ====================      ====================

     Inv. Bond SC2
     Units issued                                        1,495                      ----                      ----
     Units redeemed                                        (55)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             1,440                      ----                      ----
                                            ===================       ====================      ====================

     Contrafund IC
     Units issued                                      410,246                   395,490                   379,774
     Units redeemed                                   (380,137)                 (316,114)                 (256,290)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            30,109                    79,376                   123,484
                                            ===================       ====================      ====================

     Contrafund SC
     Units issued                                        8,133                     7,955                       301
     Units redeemed                                     (3,095)                   (1,113)                       (1)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             5,038                     6,842                       300
                                            ====================      ===================       ====================

     Contrafund SC2
     Units issued                                          890                      ----                      ----
     Units redeemed                                        (10)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                               880                      ----                      ----
                                            ===================       ====================      ====================

     Asset Mgr. Gr. IC
     Units issued                                      101,045                    86,072                    95,269
     Units redeemed                                    (86,886)                  (89,153)                  (69,512)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            14,159                    (3,081)                   25,757
                                            ===================       ====================      ====================

     Asset Mgr. Gr. SC
     Units issued                                          947                       270                      ----
     Units redeemed                                        (95)                      (23)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                               852                       247                      ----
                                            ===================       ====================      ====================

                                     F-1 54


                                                   2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     Fidelity, continued:

     Asset Mgr. Gr. SC2
     Units issued                                           53                      ----                      ----
     Units redeemed                                       ----                      ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                                53                      ----                      ----
                                            ===================       ====================      ====================

     Alger:
     Balanced
     Units issued                                      217,912                   206,160                   154,071
     Units redeemed                                   (175,069)                 (116,338)                  (77,753)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            42,843                    89,822                    76,318
                                            ===================       ====================      ====================

     Leveraged
     Units issued                                      286,000                   444,023                   367,520
     Units redeemed                                   (271,905)                 (355,252)                 (186,114)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            14,095                    88,771                   181,406
                                            ===================       ====================      ====================

     MFS:
     Global Govern.
     Units issued                                      134,005                   128,507                    73,804
     Units redeemed                                   (153,737)                  (88,022)                  (86,730)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           (19,732)                   40,485                   (12,926)
                                            ===================       ====================      ====================

     Utilities
     Units issued                                      221,578                   170,552                   151,416
     Units redeemed                                   (160,194)                 (115,669)                 (101,817)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            61,384                    54,883                    49,599
                                            ===================       ====================      ====================

     New Discovery
     Units issued                                      214,178                   357,016                     8,741
     Units redeemed                                   (183,978)                 (113,854)                     (139)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            30,200                   243,162                     8,602
                                            ===================       ====================      ====================

     Morgan Stanley:
     Asian Equity
     Units issued                                       12,034                   668,113                   256,066
     Units redeemed                                   (140,106)                 (657,712)                 (202,533)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                          (128,072)                   10,401                    53,533
                                            ===================       ====================      ====================

     Emerging Markets
     Units issued                                      892,706                   333,845                   264,842
     Units redeemed                                   (829,240)                 (257,572)                 (223,385)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            63,466                    76,273                    41,457
                                           ===================       ====================      ====================


                                     F-1 55


                                                   2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     Morgan Stanley, continued:
     Global Equity
     Units issued                                      179,857                   186,047                   164,502
     Units redeemed                                   (146,454)                 (165,674)                 (127,808)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            33,403                    20,373                    36,694
                                            ====================      ===================       ====================

     Intl. Magnum
     Units issued                                      160,960                   230,007                   151,394
     Units redeemed                                   (158,268)                 (191,648)                 (109,068)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             2,692                    38,359                    42,326
                                            ===================       ====================      ====================

     U.S. Real Estate
     Units issued                                      136,241                   149,778                    76,330
     Units redeemed                                   (112,515)                 (114,940)                  (72,431)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            23,726                    34,838                     3,899
                                            ===================       ====================      ====================

     Ameritas:
     Emerging Growth
     Units issued                                      680,661                   522,210                   439,400
     Units redeemed                                   (673,515)                 (437,873)                 (379,721)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             7,146                    84,337                    59,679
                                            ===================       ====================      ====================

     Growth
     Units issued                                      257,366                   227,443                   254,952
     Units redeemed                                   (257,203)                 (178,810)                 (191,269)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                               163                    48,633                    63,683
                                            ===================       ====================      ====================

     Growth with Income
     Units issued                                      228,811                   144,382                   214,693
     Units redeemed                                   (200,163)                 (118,163)                 (208,398)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            28,648                    26,219                     6,295
                                            ===================       ====================      ====================

     Income and Growth
     Units issued                                      278,583                   253,391                   224,115
     Units redeemed                                   (237,511)                 (155,504)                 (154,270)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            41,072                    97,887                    69,845
                                            ===================       ====================      ====================

     Index 500
     Units issued                                      115,278                   112,821                   121,731
     Units redeemed                                   (107,653)                  (96,803)                  (83,317)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             7,625                    16,018                    38,414
                                            ===================       ====================      ====================

     MidCap
     Units issued                                      289,874                   406,499                   215,899
     Units redeemed                                   (290,305)                 (294,800)                 (187,382)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                              (431)                  111,699                    28,517
                                            ===================       ====================      ====================

                                     F-1 56


                                                   2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     Ameritas, continued:
     Money Market
     Units issued                                  100,178,358                87,732,721                85,248,552
     Units redeemed                                (95,041,570)              (89,797,434)              (79,932,183)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                         5,136,788                (2,064,713)                5,316,369
                                            ===================       ====================      ====================

     Research
     Units issued                                      165,199                   174,536                   157,984
     Units redeemed                                   (145,744)                 (132,066)                 (129,735)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            19,455                    42,470                    28,249
                                            ===================       ====================      ====================

     Small Cap
     Units issued                                      707,194                   424,613                   362,075
     Units redeemed                                   (691,087)                 (409,826)                 (368,450)
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            16,107                    14,787                    (6,375)
                                            ===================       ====================      ====================

     Micro Cap
     Units issued                                      103,758                      ----                      ----
     Units redeemed                                    (32,276)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            71,482                      ----                      ----
                                            ====================      ===================       ====================

     Select
     Units issued                                      198,372                      ----                      ----
     Units redeemed                                    (69,522)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           128,850                      ----                      ----
                                            ===================       ====================      ====================

     Calvert:
     Balanced
     Units issued                                      324,017                    31,864                      ----
     Units redeemed                                    (98,702)                   (6,499)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           225,315                    25,365                      ----
                                            ===================       ====================      ====================

     Intl. Equity
     Units issued                                       10,518                     3,028                      ----
     Units redeemed                                     (3,601)                     (495)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             6,917                     2,533                      ----
                                            ===================       ====================      ====================

     Mid Cap
     Units issued                                       29,928                    32,956                      ----
     Units redeemed                                    (22,234)                   (9,222)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                             7,694                    23,734                      ----
                                            ===================       ====================      ====================

     Small Cap
     Units issued                                       52,731                    29,253                      ----
     Units redeemed                                    (22,680)                   (4,542)                     ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            30,051                    24,711                      ----
                                            ===================       ====================      ====================

                                     F-1 57


                                                   2001                      2000                      1999
                                            -------------------       --------------------      --------------------
     American Century:

     Income & Growth
     Units issued                                      214,655                      ----                      ----
     Units redeemed                                    (65,265)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           149,390                      ----                      ----
                                            ===================       ====================      ====================

     Invesco:
     Dynamics
     Units issued                                       99,718                      ----                      ----
     Units redeemed                                    (52,237)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            47,481                      ----                      ----
                                            ===================       ====================      ====================

     Salomon:
     Capital
     Units issued                                       61,505                      ----                      ----
     Units redeemed                                    (18,946)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            42,559                      ----                      ----
                                            ===================       ====================      ====================

     Summit:
     S&P MidCap
     Units issued                                       58,828                      ----                      ----
     Units redeemed                                     (8,958)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            49,870                      ----                      ----
                                            ===================       ====================      ====================

     Russell Small Cap
     Units issued                                       34,571                      ----                      ----
     Units redeemed                                     (5,893)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                            28,678                      ----                      ----
                                            ===================       ====================      ====================

     Nasdaq-100 Index
     Units issued                                      339,012                      ----                      ----
     Units redeemed                                   (117,342)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           221,670                      ----                      ----
                                            ===================       ====================      ====================

     Third Avenue:
     Value
     Units issued                                      220,202                      ----                      ----
     Units redeemed                                    (66,796)                     ----                      ----
                                            -------------------       --------------------      --------------------
     Net increase (decrease)                           153,406                      ----                      ----
                                            ===================       ====================      ====================

8.  ACCOUNTING PRONOUNCEMENT

    As required, effective January 1, 2001, the subaccounts have adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies. This guide has no impact on the underlying value of the net assets, but has changed the required disclosures of the subaccounts on a prospective basis.

                                     F-1 58

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

ASSETS
INVESTMENTS AT FAIR VALUE:

    Variable Insurance Products (Fidelity):
       VIP Equity-Income Portfolio: Initial Class (Equity-Income IC) -
         1,282,590.848 shares at $16.60 per share (cost $28,636,425)                             $     21,291,008
       VIP Equity-Income Portfolio: Service Class (Equity-Income SC) -
         9,736.502 shares at $16.55 per share (cost $221,660)                                             161,139
       VIP Equity-Income Portfolio: Service Class 2 (Equity-Income SC2) -
         20,523.080 shares at $16.46 per share (cost $387,249)                                            337,810
       VIP Growth Portfolio: Initial Class (Growth IC) -
         1,323,559.502 shares at $21.95 per share (cost $52,206,682)                                   29,052,131
       VIP Growth Portfolio: Service Class (Growth SC) -
         12,575.025 shares at $21.87 per share (cost $475,257)                                            275,016
       VIP Growth Portfolio: Service Class 2 (Growth SC2) -
         9,306.039 shares at $21.75 per share (cost $258,154)                                             202,406
       VIP High Income Portfolio: Initial Class (High Income IC) -
         856,135.475 shares at $5.53 per share (cost $4,976,392)                                        4,734,429
       VIP High Income Portfolio: Service Class (High Income SC) -
         182,103.974 shares at $5.51 per share (cost $1,012,135)                                        1,003,393
       VIP High Income Portfolio: Service Class 2 (High Income SC2) -
         10,715.831 shares at $5.48 per share (cost $58,956)                                               58,723
       VIP Overseas Portfolio: Initial Class (Overseas IC) -
         849,968.615 shares at $10.58 per share (cost $17,249,564)                                      8,992,668
       VIP Overseas Portfolio: Service Class (Overseas SC) -
         6,859.226 shares at $10.54 per share (cost $111,046)                                              72,296
       VIP Overseas Portfolio: Service Class 2 (Overseas SC2) -
         6,545.332 shares at $10.50 per share (cost $81,689)                                               68,726
       VIP Asset Manager Portfolio: Initial Class (Asset Mgr. IC) -
         1,740,140.539 shares at $11.88 per share (cost $28,320,807)                                   20,672,870
       VIP Asset Manager Portfolio: Service Class (Asset Mgr. SC) -
         11,311.246 shares at $11.81 per share (cost $162,108)                                            133,586
       VIP Asset Manager Portfolio: Service Class 2 (Asset Mgr. SC2) -
         3,235.816 shares at $11.75 per share (cost $42,688)                                               38,021
       VIP Investment Grade Bond Portfolio: Initial Class (Inv. Bond IC) -
         1,249,537.126 shares at $13.33 per share (cost $15,795,535)                                   16,656,330
       VIP Investment Grade Bond Portfolio: Service Class 2 (Inv. Bond SC2) -
         66,123.807 shares at $13.21 per share (cost $840,472)                                            873,495
       VIP Contrafund Portfolio: Initial Class (Contrafund IC) -
         949,231.369 shares at $17.86 per share (cost $20,242,578)                                     16,953,272
       VIP Contrafund Portfolio: Service Class (Contrafund SC) -
         15,597.053 shares at $17.81 per share (cost $340,608)                                            277,784

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

    Fidelity Variable Insurance Products (Fidelity), continued:
       VIP Contrafund Portfolio: Service Class 2 (Contrafund SC2) -
         11,334.110 shares at $17.73 per share (cost $218,764)                                   $        200,954
       VIP Asset Manager: Growth Portfolio: Initial Class (Asset Mgr. Gr. IC) -
         272,813.470 shares at $9.45 per share (cost $3,891,805)                                        2,578,087
       VIP Asset Manager: Growth Portfolio: Service Class (Asset Mgr. Gr. SC) -
         931.461 shares at $9.39 per share (cost $11,122)                                                   8,746
       VIP Asset Manager: Growth Portfolio: Service Class 2 (Asset Mgr. Gr. SC2) -
         296.780 shares at $9.35 per share (cost $3,177)                                                    2,775
    The Alger American Fund (Alger):
       Alger American Balanced Portfolio (Balanced) -
         524,899.106 shares at $11.12 per share (cost $6,890,845)                                       5,836,878
       Alger American Leveraged AllCap Portfolio (Leveraged) -
         447,732.893 shares at $21.45 per share (cost $17,545,334)                                      9,603,871
    MFS Variable Insurance Trust (MFS):
       Strategic Income Series (Strategic Inc.) -
         127,585.118 shares at $10.25 per share (cost $1,272,897)                                       1,307,747
       Utilities Series (Utilities) -
         421,905.641 shares at $10.98 per share (cost $8,139,952)                                       4,632,524
       New Discovery Series (New Discovery) -
         304,479.938 shares at $10.39 per share (cost $4,886,791)                                       3,163,547
    The Universal Institutional Funds, Inc. (Morgan Stanley):
       Emerging Markets Equity Portfolio (Emerging Markets) -
         366,522.870 shares at $5.61 per share (cost $2,595,232)                                        2,056,193
       Global Value Equity Portfolio (Global Value) -
         324,688.625 shares at $9.59 per share (cost $4,051,395)                                        3,113,764
       International Magnum Portfolio (Intl. Magnum) -
         169,341.921 shares at $7.45 per share (cost $1,859,556)                                        1,261,597
       U.S. Real Estate Portfolio (U.S. Real Estate) -
         286,383.759 shares at $11.91 per share (cost $3,488,237)                                       3,410,831
    Calvert Variable Series, Inc., Ameritas Portfolios (Ameritas):
       Ameritas Emerging Growth Portfolio (Emerging Growth) -
         703,465.142 shares at $11.20 per share (cost $16,412,966)                                      7,878,810
       Ameritas Growth Portfolio (Growth) -
         576,842.086 shares at $31.24 per share (cost $32,396,568)                                     18,020,547
       Ameritas Growth With Income Portfolio (Growth with Income) -
         204,886.995 shares at $12.91 per share (cost $3,970,239)                                       2,645,091
       Ameritas Income & Growth Portfolio (Income and Growth) -
         880,348.874 shares at $8.81 per share (cost $12,915,361)                                       7,755,874

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

    Calvert Variable Series, Inc., Ameritas Portfolios (Ameritas), continued:
       Ameritas Index 500 Portfolio (Index 500) -
         209,213.251 shares at $89.12 per share (cost $31,186,103)                               $     18,645,085
       Ameritas MidCap Growth Portfolio (MidCap) -
         640,186.937 shares at $20.74 per share (cost $19,459,485)                                     13,277,477
       Ameritas Money Market Portfolio (Money Market) -
         26,386,608.950 shares at $1.00 per share (cost $26,386,609)             $   26,386,609
           Dividends Receivable                                                           1,193
                                                                                ----------------
             Total                                                                                     26,387,802
       Ameritas Research Portfolio (Research) -
         257,821.842 shares at $11.54 per share (cost $5,009,866)                                       2,975,264
       Ameritas Small Capitalization Portfolio (Small Cap) -
         588,968.131 shares at $19.51 per share (cost $24,136,771)                                     11,490,768
       Ameritas Small Company Equity Portfolio (Small Co. Equity) -
         145,355.264 shares at $17.00 per share (cost $2,827,609)                                       2,471,039
       Ameritas Select Portfolio (Select) -
         217,653.117 shares at $14.22 per share (cost $3,778,396)                                       3,095,027
    Calvert Variable Series, Inc. Calvert Portfolios (Calvert):
       CVS Social Balanced Portfolio (Balanced) -
         395,023.811 shares at $1.474 per share (cost $701,845)                                           582,265
       CVS Social International Equity Portfolio (Intl. Equity) -
         21,205.024 shares at $10.22 per share (cost $304,692)                                            216,715
       CVS Social Mid Cap Growth Portfolio (Mid Cap) -
         35,156.758 shares at $17.12 per share (cost $981,556)                                            601,884
       CVS Social Small Cap Growth Portfolio (Small Cap) -
         94,115.802 shares at $10.96 per share (cost $1,361,127)                                        1,031,509
       CVS Social Equity Portfolio (Equity) -
         1,164.953 shares at $11.68 per share (cost $15,350)                                               13,607
       CVS Income Portfolio (Income) -
         8,519.810 shares at $15.70 per share (cost $131,329)                                             133,761
    American Century Variable Portfolios Inc. (American Century):
       VP Income & Growth Fund (Income & Growth) -
         270,253.959 shares at $4.76 per share (cost $1,672,492)                                        1,286,409
    INVESCO Variable Investment Funds, Inc. (Invesco):
       VIF-Dynamics Fund (Dynamics) -
         66,690.974 shares at $7.81 per share (cost $816,061)                                             520,857
    Salomon Brothers Variable Series Funds Inc. (Salomon):
       Variable All Cap Fund (All Cap) -
         86,566.968 shares at $10.12 per share (cost $1,252,627)                                          876,058

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF NET ASSETS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

INVESTMENTS AT FAIR VALUE:
ASSETS, continued
    Summit Mutual Funds, Inc., Summit Pinnacle Series (Summit):
       S&P MidCap 400 Index Portfolio (S&P MidCap) -
         26,609.609 shares at $37.16 per share (cost $1,208,925)                                 $        988,813
       Russell 2000 Small Cap Index Portfolio (Russell Small Cap) -
         14,399.248 shares at $35.42 per share (cost $650,048)                                            510,021
       Nasdaq-100 Index Portfolio (Nasdaq-100 Index) -
         38,964.245 shares at $11.75 per share (cost $808,326)                                            457,830
    Third Avenue Variable Series Trust (Third Avenue):
        Third Avenue Value Portfolio (Value) -
         272,875.863 shares at $13.46 per share (cost $4,555,559)                                       3,672,909
                                                                                                --------------------
    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                               $    284,568,039

                                                                                                ====================





The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                            Fidelity
                                                                              --------------------------------------
                                                                                Equity-Income      Equity-Income
                                                                                     IC                  SC
                                                                              ------------------ -------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $        464,173   $          2,783
   Mortality and expense risk charge                                                   (185,881)            (1,346)
                                                                              ------------------ -------------------
Net investment income(loss)                                                             278,292              1,437
                                                                              ------------------ -------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                      631,791              4,010
   Net realized gain(loss) on sale of fund shares                                      (783,410)            (8,781)
                                                                              ------------------ -------------------
Net realized gain(loss)                                                                (151,619)            (4,771)
                                                                              ------------------ -------------------
Change in unrealized appreciation/depreciation                                       (7,231,961)           (54,635)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
    from operations                                                            $     (7,105,288)  $        (57,969)
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS

Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        278,292   $          1,437
   Net realized gain(loss)                                                             (151,619)            (4,771)
   Net change in unrealized appreciation/depreciation                                (7,231,961)           (54,635)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                   (7,105,288)           (57,969)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                2,122,476             35,241
   Subaccounts transfers (including fixed account), net                                (749,047)            26,375
   Transfers for policyowner benefits and terminations                                 (927,104)            (5,870)
   Policyowner maintenance charges                                                   (1,353,659)           (12,451)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (907,334)            43,295
                                                                              ------------------ -------------------
Total increase(decrease) in net assets                                               (8,012,622)           (14,674)
Net assets at beginning of period                                                    29,303,630            175,813
                                                                              ------------------ -------------------
Net assets at end of period                                                    $     21,291,008   $        161,139
                                                                              ================== ===================



The accompanying notes are an integral part of these financial statements.



                                                       Fidelity
--------------------------------------------------------------------------------------------------------------------
  Equity-Income                                                                  High Income        High Income
       SC2              Growth IC          Growth SC          Growth SC2             IC                  SC
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $            153    $         99,325   $            416     $           12    $        499,062     $        5,628
             (670)           (270,269)            (2,260)              (502)            (39,205)              (975)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
             (517)           (170,944)            (1,844)              (490)            459,857              4,653
------------------- ------------------ -------------------  ----------------- ------------------ -------------------

              220                ----               ----               ----                ----               ----
           (7,421)         (2,025,342)           (16,904)              (230)         (1,221,988)            (1,438)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
           (7,201)         (2,025,342)           (16,904)              (230)         (1,221,988)            (1,438)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          (49,476)        (14,094,596)          (125,458)           (55,757)            611,837             (2,510)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $        (57,194)   $    (16,290,882)  $       (144,206)    $      (56,477)     $     (150,294)    $          705
=================== ================== ===================  =================== ================== ===================



 $           (517)   $       (170,944)  $         (1,844)    $         (490)     $      459,857     $        4,653
           (7,201)         (2,025,342)           (16,904)              (230)         (1,221,988)            (1,438)
          (49,476)        (14,094,596)          (125,458)           (55,757)            611,837             (2,510)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          (57,194)        (16,290,882)          (144,206)           (56,477)           (150,294)               705
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          111,905           3,786,791             88,292             95,295             447,165             13,387
          308,816          (3,135,041)            15,512            188,370          (2,315,278)           949,604
             (449)         (1,365,497)            (7,094)              (488)           (152,023)            (4,624)
          (27,423)         (2,140,822)           (23,744)           (27,190)           (269,910)            (7,955)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          392,849          (2,854,569)            72,966            255,987          (2,290,046)           950,412
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          335,655         (19,145,451)           (71,240)           199,510          (2,440,340)           951,117
            2,155          48,197,582            346,256              2,896           7,174,769             52,276
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $        337,810    $     29,052,131   $        275,016     $      202,406      $    4,734,429     $    1,003,393
=================== ================== ===================  =================== ================== ===================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                            Fidelity
                                                                              --------------------------------------
                                                                                 High Income
                                                                                     SC2            Overseas IC
                                                                              ------------------ -------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $            450   $         87,656
   Mortality and expense risk charge                                                       (112)           (76,557)
                                                                              ------------------ -------------------
Net investment income(loss)                                                                 338             11,099
                                                                              ------------------ -------------------
Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----               ----
   Net realized gain(loss) on sale of fund shares                                           (67)          (774,926)
                                                                              ------------------ -------------------
Net realized gain(loss)                                                                     (67)          (774,926)
                                                                              ------------------ -------------------
Change in unrealized appreciation/depreciation                                             (238)        (2,075,525)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
    from operations                                                            $             33   $     (2,839,352)
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $            338   $         11,099
   Net realized gain(loss)                                                                  (67)          (774,926)
   Net change in unrealized appreciation/depreciation                                      (238)        (2,075,525)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                           33         (2,839,352)
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   21,607          1,058,488
   Subaccounts transfers (including fixed account), net                                  39,801           (638,109)
   Transfers for policyowner benefits and terminations                                      (11)          (246,338)
   Policyowner maintenance charges                                                       (6,172)          (583,305)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                     55,225           (409,264)
                                                                              ------------------ -------------------
Total increase(decrease) in net assets                                                   55,258         (3,248,616)
Net assets at beginning of period                                                         3,465         12,241,284
                                                                              ------------------ -------------------
Net assets at end of period                                                    $         58,723   $      8,992,668
                                                                              ================== ===================



The accompanying notes are an integral part of these financial statements.

                                                         Fidelity

--------------------------------------------------------------------------------------------------------------------

                                             Asset              Asset               Asset               Inv.
   Overseas SC        Overseas SC2          Mgr. IC            Mgr. SC            Mgr. SC2            Bond IC
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $            764    $             31   $        955,396     $        4,815      $          382     $      650,998
             (638)               (141)          (161,048)              (921)               (115)          (108,137)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
              126                (110)           794,348              3,894                 267            542,861
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


             ----                ----               ----               ----                ----               ----
          (15,718)               (922)          (612,664)            (3,779)               (186)           290,365
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          (15,718)               (922)          (612,664)            (3,779)               (186)           290,365
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
           (6,692)            (12,966)        (4,110,444)           (23,757)             (4,781)           212,777
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $        (22,284)   $        (13,998)  $     (3,928,760)    $      (23,642)     $       (4,700)    $    1,046,003
=================== ================== ===================  =================== ================== ===================



 $            126    $           (110)  $        794,348     $        3,894      $          267     $      542,861
          (15,718)               (922)          (612,664)            (3,779)               (186)           290,365
           (6,692)            (12,966)        (4,110,444)           (23,757)             (4,781)           212,777
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          (22,284)            (13,998)        (3,928,760)           (23,642)             (4,700)         1,046,003
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

           39,616              12,986          1,963,939             54,109               9,419            839,997
          (11,792)             73,936         (1,220,283)             1,299              26,768          1,734,214
          (32,057)                (25)          (861,902)              ----                ----           (479,065)
           (9,176)             (4,497)        (1,364,197)           (14,956)             (3,742)          (711,650)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          (13,409)             82,400         (1,482,443)            40,452              32,445          1,383,496
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          (35,693)             68,402         (5,411,203)            16,810              27,745          2,429,499
          107,989                 324         26,084,073            116,776              10,276         14,226,831
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $         72,296    $         68,726   $     20,672,870     $      133,586      $       38,021     $   16,656,330
=================== ================== ===================  =================== ================== ===================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                            Fidelity
                                                                              --------------------------------------
                                                                                    Inv.             Contrafund
                                                                                  Bond SC2               IC
                                                                              ------------------ -------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $          1,488   $        154,973
   Mortality and expense risk charge                                                     (1,952)          (121,188)
                                                                              ------------------ -------------------
Net investment income(loss)                                                                (464)            33,785
                                                                              ------------------ -------------------
Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----               ----
   Net realized gain(loss) on sale of fund shares                                            40           (208,927)
                                                                              ------------------ -------------------
Net realized gain(loss)                                                                      40           (208,927)
                                                                              ------------------ -------------------

Change in unrealized appreciation/depreciation                                           32,939         (1,978,255)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
    from operations                                                            $         32,515   $     (2,153,397)
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $           (464)  $         33,785
   Net realized gain(loss)                                                                   40           (208,927)
   Net change in unrealized appreciation/depreciation                                    32,939         (1,978,255)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                       32,515         (2,153,397)
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   91,269          2,222,515
   Subaccounts transfers (including fixed account), net                                 762,739           (656,455)
   Transfers for policyowner benefits and terminations                                     (260)          (891,564)
   Policyowner maintenance charges                                                      (31,198)        (1,118,746)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                    822,550           (444,250)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                  855,065         (2,597,647)
Net assets at beginning of period                                                        18,430         19,550,919
                                                                              ------------------ -------------------
Net assets at end of period                                                    $        873,495   $     16,953,272
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.



                                              Fidelity                                                 Alger
------------------------------------------------------------------------------------------------   -------------------
    Contrafund         Contrafund            Asset              Asset               Asset
        SC                 SC2            Mgr. Gr. IC         Mgr. Gr. SC        Mgr. Gr. SC2          Balanced
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $          2,012    $            217   $         92,472     $          383      $           18     $      110,188
           (1,954)               (502)           (20,176)              (100)                 (7)           (42,473)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
               58                (285)            72,296                283                  11             67,715
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

             ----                ----               ----               ----                ----               ----
           (4,937)               (493)          (236,823)            (2,520)                (96)          (142,833)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
           (4,937)               (493)          (236,823)            (2,520)                (96)          (142,833)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          (29,681)            (18,104)          (642,696)            (1,831)               (404)          (959,813)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $        (34,560)   $        (18,882)  $       (807,223)    $       (4,068)     $         (489)    $   (1,034,931)
=================== ================== ===================  =================== ================== ===================




 $             58    $           (285)  $         72,296      $         283      $           11     $       67,715
           (4,937)               (493)          (236,823)            (2,520)                (96)          (142,833)
          (29,681)            (18,104)          (642,696)            (1,831)               (404)          (959,813)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------

          (34,560)            (18,882)          (807,223)            (4,068)               (489)        (1,034,931)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------


           71,724              74,600            397,663              8,193                 949            958,066
            9,861             145,697           (284,305)            (7,690)              2,281           (400,228)
          (27,844)               (499)          (149,974)            (1,968)               ----           (219,716)
          (21,288)            (17,540)          (210,258)            (1,489)               (625)          (479,111)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------
           32,453             202,258           (246,874)            (2,954)              2,605           (140,989)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------

           (2,107)            183,376         (1,054,097)            (7,022)              2,116         (1,175,920)
          279,891              17,578          3,632,184             15,768                 659          7,012,798
------------------- ------------------ --------------------  ------------------ ------------------ -------------------
 $        277,784    $        200,954   $      2,578,087      $       8,746      $        2,775     $    5,836,878
=================== ================== ====================  ================== ================== ===================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                    Alger               MFS
                                                                              ------------------ -------------------
                                                                                                     Strategic

                                                                                  Leveraged             Inc.
                                                                              ------------------ -------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $            919   $         28,194
   Mortality and expense risk charge                                                    (77,299)            (6,488)
                                                                              ------------------ -------------------
Net investment income(loss)                                                             (76,380)            21,706
                                                                              ------------------ -------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----               ----
   Net realized gain(loss) on sale of fund shares                                    (1,913,891)             5,387
                                                                              ------------------ -------------------
Net realized gain(loss)                                                              (1,913,891)             5,387
                                                                              ------------------ -------------------

Change in unrealized appreciation/depreciation                                       (2,793,835)            23,292
                                                                              ------------------ -------------------

Net increase(decrease) in net assets resulting
    from operations                                                            $     (4,784,106)  $         50,385
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        (76,380)  $         21,706
   Net realized gain(loss)                                                           (1,913,891)             5,387
   Net change in unrealized appreciation/depreciation                                (2,793,835)            23,292
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                   (4,784,106)            50,385
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                1,971,577             98,356
   Subaccounts transfers (including fixed account), net                              (3,815,880)           552,583
   Transfers for policyowner benefits and terminations                                 (129,627)           (13,699)
   Policyowner maintenance charges                                                     (913,811)           (53,807)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                 (2,887,741)           583,433
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                               (7,671,847)           633,818
Net assets at beginning of period                                                    17,275,718            673,929
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      9,603,871   $      1,307,747
                                                                              ================== ===================


The accompanying notes are an integral part of these financial statements.




                 MFS                                                 Morgan Stanley
-------------------------------------- -----------------------------------------------------------------------------
                           New              Emerging            Global              Intl.            U.S. Real
    Utilities           Discovery           Markets             Value              Magnum              Estate
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $        151,089    $           ----   $           ----     $       12,585      $         ----    $         ----
          (35,530)            (24,639)           (17,100)           (21,523)             (9,252)           (19,231)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          115,559             (24,639)           (17,100)            (8,938)             (9,252)           (19,231)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


             ----                ----               ----               ----                ----             22,545
         (531,064)           (351,937)           189,209            (19,616)            (91,484)            51,510
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
         (531,064)           (351,937)           189,209            (19,616)            (91,484)            74,055
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

       (1,667,329)         (1,166,586)          (589,820)          (781,134)           (248,914)          (218,609)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


 $     (2,082,834)   $     (1,543,162)  $       (417,711)    $     (809,688)     $     (349,650)    $     (163,785)
=================== ================== ===================  =================== ================== ===================




 $        115,559    $        (24,639)  $        (17,100)    $       (8,938)     $       (9,252)    $      (19,231)
         (531,064)           (351,937)           189,209            (19,616)            (91,484)            74,055
       (1,667,329)         (1,166,586)          (589,820)          (781,134)           (248,914)          (218,609)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

       (2,082,834)         (1,543,162)          (417,711)          (809,688)           (349,650)          (163,785)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


        1,043,462             596,380            392,151            481,499             213,863            490,931
         (646,728)            (24,544)            31,918            254,605            (129,372)         1,329,136
         (163,437)           (123,341)           (97,398)           (80,854)            (18,513)          (100,727)
         (508,597)           (274,233)          (187,443)          (207,932)            (88,560)          (196,173)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
         (275,300)            174,262            139,228            447,318             (22,582)         1,523,167
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

       (2,358,134)         (1,368,900)          (278,483)          (362,370)           (372,232)         1,359,382
        6,990,658           4,532,447          2,334,676          3,476,134           1,633,829          2,051,449
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $      4,632,524    $      3,163,547   $      2,056,193     $    3,113,764      $    1,261,597     $    3,410,831
=================== ================== ===================  =================== ================== ===================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                            Ameritas
                                                                              --------------------------------------
                                                                                  Emerging
                                                                                   Growth              Growth
                                                                             ------------------ -------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $           ----   $           ----
   Mortality and expense risk charge                                                    (69,172)          (158,700)
                                                                              ------------------ -------------------
Net investment income(loss)                                                             (69,172)          (158,700)
                                                                              ------------------ -------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----               ----
   Net realized gain(loss) on sale of fund shares                                    (2,814,257)        (1,084,811)
                                                                              ------------------ -------------------
Net realized gain(loss)                                                              (2,814,257)        (1,084,811)
                                                                              ------------------ -------------------

Change in unrealized appreciation/depreciation                                       (2,061,280)        (8,951,457)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
    from operations                                                            $     (4,944,709)  $    (10,194,968)
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS

Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        (69,172)  $       (158,700)
   Net realized gain(loss)                                                           (2,814,257)        (1,084,811)
   Net change in unrealized appreciation/depreciation                                (2,061,280)        (8,951,457)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                   (4,944,709)       (10,194,968)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                1,718,895          3,256,622
   Subaccounts transfers (including fixed account), net                              (1,580,978)        (2,412,436)
   Transfers for policyowner benefits and terminations                                 (337,791)          (584,677)
   Policyowner maintenance charges                                                     (687,827)        (1,571,526)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (887,701)        (1,312,017)
                                                                              ------------------ -------------------
Total increase(decrease) in net assets                                               (5,832,410)       (11,506,985)
Net assets at beginning of period                                                    13,711,220         29,527,532
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      7,878,810   $     18,020,547
                                                                              ================== ===================



The accompanying notes are an integral part of these financial statements.


                                                       Ameritas
--------------------------------------------------------------------------------------------------------------------

   Growth with         Income and                                                     Money
      Income             Growth            Index 500            MidCap                Market             Research
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $           ----    $           ----   $           ----     $         ----      $      302,051     $         ----
          (21,475)            (65,213)          (150,081)          (116,891)           (157,342)           (23,148)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          (21,475)            (65,213)          (150,081)          (116,891)            144,709            (23,148)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


             ----                ----               ----               ----                ----               ----
         (254,998)           (397,478)        (1,084,645)          (686,904)               ----           (306,274)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
         (254,998)           (397,478)        (1,084,645)          (686,904)               ----           (306,274)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

         (755,181)         (3,541,400)        (6,477,433)        (6,061,975)               ----           (914,714)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


 $     (1,031,654)   $     (4,004,091)  $     (7,712,159)    $   (6,865,770)     $      144,709     $   (1,244,136)
=================== ================== ===================  =================== ================== ===================




 $        (21,475)   $        (65,213)  $       (150,081)    $     (116,891)     $      144,709     $      (23,148)
         (254,998)           (397,478)        (1,084,645)          (686,904)               ----           (306,274)
         (755,181)         (3,541,400)        (6,477,433)        (6,061,975)               ----           (914,714)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

       (1,031,654)         (4,004,091)        (7,712,159)        (6,865,770)            144,709         (1,244,136)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


          534,342           1,283,297          3,504,733          1,913,698          14,576,877            569,546
         (467,166)           (606,357)        (1,430,738)        (1,289,167)         (7,059,484)          (197,715)
         (298,828)           (271,173)          (875,718)          (344,284)         (2,357,425)          (154,910)
         (245,480)           (659,400)        (1,610,656)        (1,065,194)         (1,421,962)          (247,176)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
         (477,132)           (253,633)          (412,379)          (784,947)          3,738,006            (30,255)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

       (1,508,786)         (4,257,724)        (8,124,538)        (7,650,717)          3,882,715         (1,274,391)
        4,153,877          12,013,598         26,769,623         20,928,194          22,505,087          4,249,655
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $      2,645,091    $      7,755,874   $     18,645,085     $   13,277,477      $   26,387,802     $    2,975,264
=================== ================== ===================  =================== ================== ===================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                            Ameritas
                                                                              --------------------------------------
                                                                                                     Small Co.
                                                                                  Small Cap           Equity
                                                                              ------------------ -------------------

STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $           ----   $           ----
   Mortality and expense risk charge                                                    (98,995)           (15,159)
                                                                              ------------------ -------------------
Net investment income(loss)                                                             (98,995)           (15,159)
                                                                              ------------------ -------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----               ----
   Net realized gain(loss) on sale of fund shares                                    (1,626,950)           (75,179)
                                                                              ------------------ -------------------
Net realized gain(loss)                                                              (1,626,950)           (75,179)
                                                                              ------------------ -------------------

Change in unrealized appreciation/depreciation                                       (4,448,664)          (419,907)
                                                                              ------------------ -------------------

Net increase(decrease) in net assets resulting
    from operations                                                            $     (6,174,609)  $       (510,245)
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        (98,995)  $        (15,159)
   Net realized gain(loss)                                                           (1,626,950)           (75,179)
   Net change in unrealized appreciation/depreciation                                (4,448,664)          (419,907)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                   (6,174,609)          (510,245)
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                2,079,695            496,998
   Subaccounts transfers (including fixed account), net                                (766,845)         1,366,935
   Transfers for policyowner benefits and terminations                                 (419,157)           (95,957)
   Policyowner maintenance charges                                                     (911,576)          (197,909)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                    (17,883)         1,570,067
                                                                              ------------------ -------------------
Total increase(decrease) in net assets                                               (6,192,492)         1,059,822
Net assets at beginning of period                                                    17,683,260          1,411,217
                                                                              ------------------ -------------------
Net assets at end of period                                                    $     11,490,768   $      2,471,039
                                                                              ================== ===================



The accompanying notes are an integral part of these financial statements.


     Ameritas                                                  Calvert
------------------- ------------------------------------------------------------------------------------------------

      Select            Balanced          Intl. Equity         Mid Cap            Small Cap            Equity
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $           ----    $           ----   $           ----     $         ----      $         ----     $         ----
          (18,721)             (3,247)            (1,151)            (4,763)             (8,099)               (26)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          (18,721)             (3,247)            (1,151)            (4,763)             (8,099)               (26)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


             ----                ----               ----               ----                ----               ----
          (54,595)             (7,089)            (2,430)          (115,373)            (40,589)               (44)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          (54,595)             (7,089)            (2,430)          (115,373)            (40,589)               (44)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

         (718,231)            (87,997)           (47,936)          (197,133)           (384,343)            (1,742)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


 $       (791,547)   $        (98,333)  $        (51,517)    $     (317,269)     $     (433,031)    $       (1,812)
=================== ================== ===================  =================== ================== ===================




 $        (18,721)   $         (3,247)  $         (1,151)     $      (4,763)     $       (8,099)    $          (26)
          (54,595)             (7,089)            (2,430)          (115,373)            (40,589)               (44)
         (718,231)            (87,997)           (47,936)          (197,133)           (384,343)            (1,742)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------

         (791,547)            (98,333)           (51,517)          (317,269)           (433,031)            (1,812)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------


          540,753             120,440             56,900            151,680             178,334              1,384
        1,377,537             132,426             81,275            (52,794)            534,382             15,057
          (97,360)            (12,056)            (2,864)           (27,936)            (13,206)              (270)
         (218,271)            (43,166)           (15,822)           (64,899)            (81,270)              (752)
------------------- ------------------ --------------------  ------------------ ------------------ -------------------
        1,602,659             197,644            119,489              6,051             618,240             15,419
------------------- ------------------ --------------------  ------------------ ------------------ -------------------

          811,112              99,311             67,972           (311,218)            185,209             13,607
        2,283,915             482,954            148,743            913,102             846,300               ----
------------------- ------------------ --------------------  ------------------ ------------------ -------------------
 $      3,095,027    $        582,265   $        216,715      $     601,884      $    1,031,509     $       13,607
=================== ================== ====================  ================== ================== ===================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                        FOR THE PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                                                     American
                                                                                   Calvert            Century
                                                                              ------------------ -------------------
                                                                                                      Income &
                                                                                   Income              Growth

                                                                              ------------------ -------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                             $              8   $         10,819
   Mortality and expense risk charge                                                       (165)            (7,311)
                                                                              ------------------ -------------------
Net investment income(loss)                                                                (157)             3,508
                                                                              ------------------ -------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----               ----
   Net realized gain(loss) on sale of fund shares                                           105            (11,293)
                                                                              ------------------ -------------------
Net realized gain(loss)                                                                     105            (11,293)
                                                                              ------------------ -------------------

Change in unrealized appreciation/depreciation                                            2,433           (392,370)
                                                                              ------------------ -------------------

Net increase(decrease) in net assets resulting
    from operations                                                            $          2,381   $       (400,155)
                                                                              ================== ===================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $           (157)  $          3,508
   Net realized gain(loss)                                                                  105            (11,293)
   Net change in unrealized appreciation/depreciation                                     2,433           (392,370)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                        2,381           (400,155)
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   16,950            290,404
   Subaccounts transfers (including fixed account), net                                 118,186            558,631
   Transfers for policyowner benefits and terminations                                     (494)           (22,868)
   Policyowner maintenance charges                                                       (3,262)          (103,891)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                    131,380            722,276
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                  133,761            322,121
Net assets at beginning of period                                                          ----            964,288
                                                                              ------------------ -------------------
Net assets at end of period                                                    $        133,761   $      1,286,409
                                                                              ================== ===================


The accompanying notes are an integral part of these financial statements.



     Invesco             Salomon                                 Summit                              Third Avenue
------------------- ------------------ --------------------------------------------------------- -------------------

                                                S&P              Russell           Nasdaq-100
     Dynamics            All Cap               MidCap           Small Cap             Index              Value
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

 $           ----    $           ----   $          4,044     $          842      $         ----     $        8,211
           (4,026)             (5,786)            (6,113)            (3,223)             (4,242)           (22,802)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
           (4,026)             (5,786)            (2,069)            (2,381)             (4,242)           (14,591)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


             ----                ----              3,293              4,500                ----             71,481
          (64,565)            (22,084)           (38,871)           (22,491)           (194,467)           (31,700)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          (64,565)            (22,084)           (35,578)           (17,991)           (194,467)            39,781
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

         (243,121)           (377,621)          (257,124)          (163,514)           (259,904)        (1,006,751)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


 $       (311,712)   $       (405,491)  $       (294,771)    $     (183,886)     $     (458,613)    $     (981,561)
=================== ================== ===================  =================== ================== ===================




 $         (4,026)   $         (5,786)  $         (2,069)    $       (2,381)     $       (4,242)    $      (14,591)
          (64,565)            (22,084)           (35,578)           (17,991)           (194,467)            39,781
         (243,121)           (377,621)          (257,124)          (163,514)           (259,904)        (1,006,751)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

         (311,712)           (405,491)          (294,771)          (183,886)           (458,613)          (981,561)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------


          117,766             315,270            207,797            131,556             116,789            742,901
          228,938             474,913            658,479            329,507             (47,308)         1,711,863
          (64,108)            (73,633)            (9,971)            (4,831)            (47,718)          (144,053)
          (50,504)            (85,292)          (104,917)           (45,438)            (87,012)          (289,981)
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
          232,092             631,258            751,388            410,794             (65,249)         2,020,730
------------------- ------------------ -------------------  ------------------- ------------------ -------------------

          (79,620)            225,767            456,617            226,908            (523,862)         1,039,169
          600,477             650,291            532,196            283,113             981,692          2,633,740
------------------- ------------------ -------------------  ------------------- ------------------ -------------------
 $        520,857    $        876,058   $        988,813     $      510,021      $      457,830     $    3,672,909
=================== ================== ===================  =================== ================== ===================


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

1.  ORGANIZATION

    Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp. (ALIC) (an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

    The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund. At September 30, 2002, there are fifty-six subaccounts available within the Account:

    Fidelity Management and Research                       Fidelity Management and Research
      Company (Advisor)                                      Company, continued
      Fidelity (Fund)                                        Fidelity, continued
        *Equity-Income IC (Subaccount)                         *Asset Mgr. SC
        (Commenced March 6, 1987)                                (Commenced November 29, 1999)
       *Equity-Income SC                                       *Asset Mgr. SC2
        (Commenced November 2, 1999)                             (Commenced November 26, 2001)
       *Equity-Income SC2                                      *Inv. Bond IC
        (Commenced November 28, 2001)                            (Commenced June 6, 1991)
       *Growth IC                                              *Inv. Bond SC2
        (Commenced March 6, 1987)                                (Commenced November 8, 2001)
       *Growth SC                                              *Contrafund IC
        (Commenced November 2, 1999)                             (Commenced September 5, 1995)
       *Growth SC2                                             *Contrafund SC
        (Commenced November 28, 2001)                            (Commenced November 29, 1999)
       *High Income IC                                         *Contrafund SC2
        (Commenced March 6, 1987)                                (Commenced November 23, 2001)
       *High Income SC                                         *Asset Mgr. Gr. IC
        (Commenced January 25, 2000)                             (Commenced September 13, 1995)
       *High Income SC2                                        *Asset Mgr. Gr. SC
        (Commenced December 3, 2001)                             (Commenced February 2, 2000)
       *Overseas IC                                            *Asset Mgr. Gr. SC2
        (Commenced March 6, 1987)                                (Commenced December 26, 2001)
       *Overseas SC
        (Commenced December 7, 1999)                       Fred Alger Management, Inc.
       *Overseas SC2                                         Alger
        (Commenced November 14, 2001)                          *Balanced
       *Asset Mgr. IC                                            (Commenced June 28, 1993)
        (Commenced December 14, 1989)                          *Leveraged
                                                                 (Commenced September 13, 1995)



1.  ORGANIZATION, continued
    Massachusetts Financial Services                       Calvert Asset Management Company, Inc.
    Company                                                  Calvert
      MFS                                                      *Balanced
       *Strategic Inc. (formerly Global Govern.)                 (Commenced May 8, 2000)
        (Commenced September 13, 1995)                         *Intl. Equity
       *Utilities                                                (Commenced July 20, 2000)
        (Commenced October 18, 1995)                           *Mid Cap
       *New Discovery                                            (Commenced June 13, 2000)
        (Commenced November 12, 1999)                          *Small Cap
                                                                 (Commenced June 13, 2000)
    Morgan Stanley Asset Management,                           *Equity
    Inc. dba "Van Kampen"                                        (Commenced May 7, 2002)
      Morgan Stanley                                           *Income
       *Emerging Markets                                         (Commenced May 7, 2002)
        (Commenced April 8, 1997)
       *Global Value (formerly Global Equity)              American Century Investment
        (Commenced April 17, 1997)                           Management, Inc.
       *Intl. Magnum                                         American Century
        (Commenced April 7, 1997)                              *Income & Growth
       *U.S. Real Estate                                         (Commenced January 31, 2001)
        (Commenced April 28, 1997)

                                                           INVESCO Funds Group, Inc.
    Ameritas Investment Corp.                                Invesco
      Ameritas                                                 *Dynamics
       *Emerging Growth                                          (Commenced January 19, 2001)
        (Commenced October 29,1999)
       *Growth                                             Salomon Brothers Asset Management Inc.
        (Commenced October 29,1999)                          Salomon
       *Growth with Income                                     *All Cap (formerly Capital)
        (Commenced October 29,1999)                              (Commenced January 31, 2001)
       *Income and Growth
        (Commenced October 29,1999)                        Summit Investment Partners, Inc.
       *Index 500                                            Summit
        (Commenced October 29,1999)                            *S&P MidCap
       *MidCap                                                   (Commenced February 13, 2001)
        (Commenced October 29,1999)                            *Russell Small Cap
       *Money Market                                             (Commenced February 8, 2001)
        (Commenced October 28,1999)                            *Nasdaq-100 Index
       *Research                                                 (Commenced January 19, 2001)
        (Commenced October 29,1999)
       *Small Cap                                          EQSF Advisers, Inc.
        (Commenced October 29,1999)                          Third Avenue
       *Small Co. Equity (formerly Micro Cap)                  *Value
        (Commenced January 5, 2001)                              (Commenced January 2, 2001)
       *Select
        (Commenced January 5, 2001)


2.  USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  BASIS OF PRESENTATION OF UNAUDITED FINANCIAL STATEMENTS

    Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2001 and for each of the periods in the three year period then ended.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company (a wholly owned subsidiary of AMAL Corporation) as of December 31, 2001 and 2000, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/S/ Deloitte & Touche LLP

Lincoln, Nebraska
February 13, 2002
(January 30, 2003 as to Note 10)



                                     F-II 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                           December 31

                                                                               -------------------------------------
                                                                                     2001               2000
                                                                               -----------------  ------------------
                                    ASSETS

Investments:
    Fixed maturity securities, available for sale (amortized cost
       $197,116 - 2001 and $141,027  - 2000)                                    $        199,551    $       139,933
    Equity securities (amortized cost
       $2,031 - 2001 and $2,031 - 2000)                                                    1,960              1,745
    Mortgage loans on real estate                                                          2,907              2,091
    Loans on insurance policies                                                           29,391             23,186
                                                                               -----------------  ------------------
                                   Total Investments                                     233,809            166,955
                                                                               -----------------  ------------------

Cash and cash equivalents                                                                 46,927             18,347
Accrued investment income                                                                  3,487              2,873
Reinsurance receivable-affiliate                                                             519              9,870
Reinsurance recoverable                                                                    1,369              2,414
Prepaid reinsurance premiums                                                               4,100              4,542
Deferred policy acquisition costs                                                        164,234            160,827
Federal income tax receivable                                                              3,228              4,161
Other                                                                                      3,080              2,705
Separate accounts                                                                      1,936,397          2,262,680
                                                                               -----------------  ------------------
                                   Total Assets                                  $     2,397,150    $     2,635,374
                                                                               =================  ==================



















The accompanying notes are an integral part of these financial statements.

                                     F-II 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                           December 31

                                                                               -------------------------------------
                                                                                     2001               2000
                                                                               -----------------  ------------------
                     LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Policy and contract reserves                                                    $          4,924    $         3,323
Policy and contract claims                                                                   251              2,831
Accumulated contract values                                                              321,867            242,471
Unearned policy charges                                                                    2,762              2,390
Unearned reinsurance ceded allowance                                                       3,758              3,946
Deferred federal income tax payable                                                       10,643              6,846
Accounts payable - affiliates                                                              1,811              4,199
Other                                                                                      4,162              2,550
Separate accounts                                                                      1,936,397          2,262,680
                                                                               -----------------  ------------------
                                        Total Liabilities                        $     2,286,575    $     2,531,236
                                                                               -----------------  ------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, par value $100 per share; authorized
    50,000 shares, issued and outstanding 40,000 shares                                    4,000              4,000
Additional paid-in capital                                                                58,370             58,370
Retained earnings                                                                         47,822             41,950
Accumulated other comprehensive income (loss)                                                383               (182)
                                                                               -----------------  ------------------
                                        Total Stockholder's Equity              $        110,575    $       104,138
                                                                               -----------------  ------------------
                                        Total                                   $      2,397,150    $     2,635,374
                                                                               =================  ==================














The accompanying notes are an integral part of these financial statements.



                                     F-II 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                          Years Ended December 31
                                                           ---------------------------------------------------------
                                                                 2001                2000               1999
                                                           -----------------   ----------------- -------------------
INCOME:
Insurance revenues:
  Contract charges                                          $         62,172    $         61,627  $          51,834
  Premium-reinsurance ceded                                          (11,489)             (9,135)            (8,253)
  Reinsurance ceded allowance                                          4,519               4,223              3,594

Investment revenues:
    Investment income, net                                            13,550              11,864             13,970
    Realized gains(losses), net                                          230                (973)            (1,786)

  Other                                                                3,246               1,790              2,521
                                                           -----------------   ----------------- -------------------

                                                                      72,228              69,396             61,880
                                                           -----------------   ----------------- -------------------

BENEFITS AND EXPENSES:
  Policy benefits:
    Death benefits                                                     3,088               2,357              2,805
    Interest credited                                                 13,272              11,076             12,548
    Change in policy and contract reserves                             1,601                 784                633
    Other                                                                153                 226                  -
  Sales and operating expenses                                        26,808              22,711             22,277
  Amortization of deferred policy acquisition costs                   21,734              25,306             12,760
                                                           -----------------   ----------------- -------------------

                                                                      66,656              62,460             51,023
                                                           -----------------   ----------------- -------------------

Income before federal income taxes                                     5,572               6,936             10,857

Income taxes - current                                                (3,793)               (693)             4,898
Income taxes - deferred                                                3,493                (289)              (639)
                                                           -----------------   ----------------- -------------------

     Total income taxes                                                 (300)               (982)             4,259
                                                           -----------------   ----------------- -------------------

Net income                                                  $          5,872    $          7,918  $           6,598
                                                           =================   ================= ===================







The accompanying notes are an integral part of these financial statements.

                                     F-II 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                            Years Ended December 31
                                                             -------------------------------------------------------
                                                                   2001              2000               1999
                                                            ------------------ ----------------  ------------------

Net income                                                    $        5,872     $        7,918    $        6,598
Other comprehensive income (loss), net of tax:
      Unrealized gains (losses) on securities:
        Unrealized holding gains (losses) arising during
          period (net of deferred tax expense (benefit)
          of $385, $70 and ($1,610) for 2001,
          2000 and 1999 respectively)                                    714                130            (2,990)
        Reclassification adjustment for (gains) losses
          included in net income (net of deferred tax
          benefit (expense) of $(80), $340 and $625
          for 2001, 2000 and 1999 respectively)                         (149)               633             1,161
                                                             ------------------ ----------------  ------------------
      Other comprehensive income (loss)                                  565                763            (1,829)
                                                             ------------------ ----------------  ------------------

Comprehensive income                                          $        6,437     $        8,681    $        4,769
                                                             ================== ================  ==================

























The accompanying notes are an integral part of these financial statements.



                                     F-II 5

                                                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                              STATEMENTS OF STOCKHOLDER'S EQUITY
                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                                                 (in thousands, except shares)



                                                                                                         Accumulated
                                                            Common Stock      Additional                  Other
                                                  ------------------------    Paid - in     Retained   Comprehensive
                                                   Shares         Amount       Capital      Earnings    Income(loss)     Total
                                                  -----------  ----------    ----------    ----------  -------------   ----------

BALANCE, January 1, 1999                             40,000    $   4,000   $     40,370   $   27,434    $    884     $   72,688

  Net unrealized investment loss, net                     -            -              -            -      (1,829)        (1,829)

  Capital contribution                                    -            -          2,500            -           -          2,500

  Net income                                              -            -              -        6,598           -          6,598
                                                 ----------    ----------    ----------    ----------  ------------    ---------

BALANCE, December 31, 1999                           40,000        4,000         42,870       34,032        (945)        79,957

  Net unrealized investment gain, net                     -            -              -            -         763            763

  Capital contribution                                    -            -         15,500            -           -         15,500

  Net income                                              -            -              -        7,918           -          7,918
                                                 -----------   ----------    -----------   ----------  ------------    ---------

BALANCE, December 31, 2000                           40,000        4,000         58,370       41,950        (182)       104,138

  Net unrealized investment gain, net                     -            -              -            -         565            565

  Net income                                              -            -              -        5,872           -          5,872
                                                 -----------   ----------    -----------   ----------  ------------    ---------

BALANCE, December 31, 2001                           40,000    $   4,000     $   58,370   $   47,822    $    383     $  110,575
                                                 ===========   ==========   ============ ============  ============ ==============


The accompanying notes are an integral part of these financial statements.



                                     F-II 6

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                               Years Ended December 31

                                                                  --------------------------------------------------
                                                                         2001            2000              1999
                                                                  --------------- ----------------  ----------------
OPERATING ACTIVITIES:
Net Income                                                         $       5,872   $        7,918    $       6,598
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Amortization of deferred policy acquisition costs                    21,734           25,306           12,760
     Policy acquisition costs deferred                                   (28,014)         (36,440)         (39,491)
     Interest credited to contract values                                 13,272           11,076           12,548
     Amortization of discounts or premiums                                  (130)             (52)              67
     Net gains on other invested assets                                        -                -           (2,830)
     Net realized (gains) losses on investment transactions                 (230)             973            1,786
     Deferred income taxes                                                 3,493             (289)            (639)
     Change in assets and liabilities:
       Accrued investment income                                            (614)            (431)             (17)
       Reinsurance receivable-affiliate                                    9,351           26,051                -
       Reinsurance recoverable                                             1,045           (2,071)             302
       Prepaid reinsurance premium                                           442             (854)            (587)
       Federal income tax receivable                                         933           (7,083)             (19)
       Other assets                                                         (375)             135           (1,145)
       Policy and contract reserves                                        1,601              784              633
       Policy and contract claims                                         (2,580)           1,886              130
       Unearned policy charges                                               372              360              216
       Unearned reinsurance ceded allowance                                 (188)               4              346
       Other liabilities                                                    (776)          (7,175)           5,838
                                                                  --------------- ----------------  ----------------
  Net cash from operating activities                                      25,208           20,098           (3,504)
                                                                  --------------- ----------------  ----------------

INVESTING ACTIVITIES:

Purchase of fixed maturity securities available for sale                 (81,138)         (29,350)         (48,474)
Purchase of mortgage loans on real estate                                 (1,000)            (855)          (1,400)
Purchase of equity securities                                             (4,000)               -                -
Purchase of other invested assets                                              -                -           (1,252)
Proceeds from maturities or repayment of fixed
 maturity securities available for sale                                   13,867           14,127           11,242
Proceeds from sales of fixed maturity securities
  available for sale                                                      10,814            2,842            7,762
Proceeds from repayments of mortgage loans on
  real estate                                                                181              154                -
Proceeds from the sale of equity securities                                4,729                -                -
Proceeds from the sale of other invested assets                                -                -            1,162
Net change in loans on insurance policies                                 (6,205)          (6,687)          (5,550)
                                                                  --------------- ----------------  ----------------
  Net cash from investing activities                                     (62,752)         (19,769)         (36,510)
                                                                  --------------- ----------------  ----------------

The accompanying notes are an integral part of these financial statements.

                                     F-II 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                               Years Ended December 31
                                                                  --------------------------------------------------
                                                                       2001              2000             1999
                                                                  ---------------- ----------------- ---------------

FINANCING ACTIVITIES:
Capital contribution                                               $            -   $      15,500     $      2,500
Net change in accumulated contract values                                  66,124          (9,452)          37,473
                                                                  ---------------- ----------------- ---------------
  Net cash from financing activities                                       66,124           6,048           39,973
                                                                  ---------------- ----------------- ---------------

INCREASE(DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                         28,580           6,377              (41)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                      18,347          11,970           12,011
                                                                  ---------------- ----------------- ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $       46,927   $      18,347     $     11,970
                                                                  ================ ================= ===============
Supplemental cash flow information:

Cash (refunded) paid for income taxes                              $       (4,726)  $       6,390     $      4,917























The accompanying notes are an integral part of these financial statements.

                                     F-II 8

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp.
(ALIC) with the minority interest held by AmerUs Life Insurance Company (AmerUs). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC). The Company currently issues variable life insurance, variable annuity, and fixed premium annuity policies, none of which are participating with respect to dividends.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates susceptible to significant change include deferred policy acquisition costs, reserves and income taxes.

The principal accounting and reporting practices followed are:

INVESTMENTS

The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Mortgage loans on real estate are carried at amortized cost less an allowance for estimated uncollectible amounts except impaired loans which are measured at the present value of expected future cash flows, or alternatively, the observable market price or the fair value of the collateral. Total impaired loans as of December 31, 2001, 2000 and 1999, and the associated interest income were not material.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition.


                                     F-II 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
--------------------------------------------------------------------------------

CASH EQUIVALENTS
The Company considers all highly liquid debt securities purchased with a remaining maturity of less than three months to be cash equivalents.

SEPARATE ACCOUNTS
The Company operates Separate Accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS
RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO
POLICYOWNERS
Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners' balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances and interest credited to contract balances.

DEFERRED POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed and adjusted periodically based on actual experience and changes in assumptions.



                                    F-II 10

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
--------------------------------------------------------------------------------

DEFERRED POLICY ACQUISITION COSTS, (continued)

A roll-forward of the amounts reflected in the balance sheets as deferred policy acquisition costs is as follows:

                                                                                       December 31
                                                                       ---------------------------------------------
                                                                              2001           2000            1999
---------------------------------------------------------------------- -------------- -------------- ---------------
     Beginning balance                                                  $    160,827   $    152,297   $    121,236
     Acquisition costs deferred                                               28,014         36,440         39,491
     Amortization of deferred policy acquisition costs                       (21,734)       (25,306)       (12,760)
     Adjustment for unrealized investment (gain) loss                         (2,873)        (2,604)         6,145
     Balance released under co-insurance agreement (note 4)                        -              -         (1,815)
---------------------------------------------------------------------- -------------- -------------- ---------------
Ending balance                                                          $    164,234   $    160,827   $    152,297
---------------------------------------------------------------------- -------------- -------------- ---------------

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS

Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition, the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.



                                    F-II 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

2.  INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                               Years Ended December 31
                                                                   -------------------------------------------------
                                                                            2001             2000            1999
------------------------------------------------------------------ ----------------- --------------- ---------------
Fixed maturity securities available for sale                        $      10,846     $       9,539   $      9,644
Equity securities                                                             159               159            159
Mortgage loans on real estate                                                 158               160             34
Loans on insurance policies                                                 1,645             1,203            845
Cash equivalents                                                            1,033             1,029            681
Other invested assets                                                           -                 -          2,830
------------------------------------------------------------------ ----------------- --------------- ---------------
   Gross investment income                                                 13,841            12,090         14,193
Investment expenses                                                           291               226            223
------------------------------------------------------------------ ----------------- --------------- ---------------
   Net investment income                                            $      13,550     $      11,864   $     13,970
------------------------------------------------------------------ ----------------- --------------- ---------------

Net pretax realized investment gains (losses) were as follows:

                                                                                   Years Ended December 31
                                                                          ------------------------------------------
                                                                                2001           2000          1999
------------------------------------------------------------------------- -------------- ------------- -------------
Net losses on disposals of fixed maturity securities
   available for sale (note 4)                                             $     (499)    $     (973)   $   (1,786)
Net gains on disposal of equity securities (note 9)                               729               -             -
------------------------------------------------------------------------- -------------- ------------- -------------
Net pretax realized investment gains(losses)                               $      230     $     (973)   $   (1,786)
------------------------------------------------------------------------- -------------- ------------- -------------

The Company recorded other than temporary impairments on bonds of $1,002 and $800 for 2001 and 2000, respectively. There were no other than temporary impairments on bonds recorded by the Company in 1999.

Proceeds from sales of securities and gross gains and losses realized on those sales were as follows:

                                                                                Year Ended December 31, 2001
                                                                          ------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------- -------------- ------------- -------------
Fixed maturity securities available for sale                               $     10,814   $      452    $       72
Equity securities                                                                 4,729          729             -
------------------------------------------------------------------------- -------------- ------------- -------------
         Total                                                             $     15,543   $    1,181    $       72
------------------------------------------------------------------------- -------------- ------------- -------------


                                                                                Year Ended December 31, 2000
                                                                         -------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------ --------------- ------------- -------------
Fixed maturity securities available for sale                              $       2,842   $        -    $       45
------------------------------------------------------------------------ --------------- ------------- -------------


                                                                                Year Ended December 31, 1999
                                                                         -------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------ --------------- ------------- -------------
Fixed maturity securities available for sale                              $       7,762   $        6    $       80
------------------------------------------------------------------------ --------------- ------------- -------------




                                    F-II 12

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

2.  INVESTMENTS, (continued)

The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                               December 31, 2001
                                                             ------------------------------------------------------
                                                               Amortized       Gross Unrealized          Fair
                                                                            ------------------------
                                                                 Cost          Gains       Losses        Value
------------------------------------------------------------ -------------- ------------ ----------- --------------
   U. S. Corporate                                            $    155,920   $    4,031   $   2,492   $   157,459
   Mortgage-backed                                                  34,525          670          75        35,120
   U.S. Treasury securities and obligations of
      U.S. government agencies                                       6,671          303           2         6,972
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total fixed maturity securities available for sale           197,116        5,004       2,569       199,551
------------------------------------------------------------ -------------- ------------ ----------- --------------
   Equity securities                                                 2,031            -          71         1,960
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total securities available for sale                     $    199,147   $    5,004   $   2,640   $   201,511
------------------------------------------------------------ -------------- ------------ ----------- --------------

                                                                               December 31, 2000
                                                             ------------------------------------------------------
                                                               Amortized       Gross Unrealized          Fair
                                                                            ------------------------
                                                                 Cost          Gains       Losses        Value
------------------------------------------------------------ -------------- ------------ ----------- --------------
   U. S. Corporate                                            $    102,895   $    1,412   $   2,621   $   101,686
   Mortgage-backed                                                  32,095          179         267        32,007
   U.S. Treasury securities and obligations of
      U.S. government agencies                                       6,037          203           -         6,240
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total fixed maturity securities available for sale           141,027        1,794       2,888       139,933
------------------------------------------------------------ -------------- ------------ ----------- --------------
   Equity securities                                                 2,031            -         286         1,745
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total securities available for sale                     $    143,058   $    1,794   $   3,174   $   141,678
------------------------------------------------------------ -------------- ------------ ----------- --------------

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Amortized            Fair
                                                                                      Cost               Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                       $              -   $              -
Due after one year through five years                                                   80,790             82,927
Due after five years through ten years                                                  67,646             67,865
Due after ten years                                                                     14,155             13,639
Mortgage-backed securities                                                              34,525             35,120
-------------------------------------------------------------------------------------------------------------------
     Total                                                                    $        197,116   $        199,551
-------------------------------------------------------------------------------------------------------------------



At December 31, 2001, the Company had fixed maturity securities available for sale with a carrying value of $3,395 on deposit with various state insurance departments.


                                    F-II 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

3.  INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

                                                                                              December 31
                                                                                    --------------------------------
                                                                                         2001            2000
----------------------------------------------------------------------------------- --------------- ----------------
Deferred policy acquisition costs                                                    $      47,824   $      47,686
Prepaid expenses                                                                             1,435           1,012
Net unrealized investment gains                                                                600               -
Other                                                                                          182               -
----------------------------------------------------------------------------------- --------------- ----------------
Gross deferred tax liability                                                                50,041          48,698
----------------------------------------------------------------------------------- --------------- ----------------
Future policy and contract benefits                                                         36,521          39,108
Net unrealized investment losses                                                                 -             685
Capital loss carryforward                                                                      434             434
Deferred future revenues                                                                     2,282           2,218
Other                                                                                          161             121
----------------------------------------------------------------------------------- --------------- ----------------
Gross deferred tax asset                                                                    39,398          42,566
Less valuation allowance                                                                         -             714
----------------------------------------------------------------------------------- --------------- ----------------
Total deferred tax asset after valuation allowance                                          39,398          41,852
----------------------------------------------------------------------------------- --------------- ----------------
   Net deferred tax liability                                                        $      10,643   $       6,846
----------------------------------------------------------------------------------- --------------- ----------------

The Company has approximately $1,241 of capital loss carryforwards as of December 31, 2001 that may be applied against future capital gains. The capital loss carryforwards of approximately $1,103 and $138 will expire in 2004 and 2005, respectively. In 2000 and 1999, the Company provided for a valuation allowance against the deferred tax asset related to the capital loss carryforwards. In 2001, this valuation allowance was released as the capital loss carryforwards are expected to be realized.

The difference between the U.S. federal income tax rate and the tax provision rate is summarized as follows:

                                                                             Years Ended December 31
                                                                 ---------------------------------------------------
                                                                        2001             2000            1999
--------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                               35.0     %        35.0 %         35.0    %
Dividends received deduction                                            (26.6)            (21.3)           -
Income tax liability released due to settlement on exam                  -                (29.6)           -
Release of valuation allowance                                          (12.8)              -              -
Other                                                                    (1.0)              1.7            4.2
--------------------------------------------------------------------------------------------------------------------
   Effective tax rate                                                    (5.4)    %       (14.2)  %       39.2    %
--------------------------------------------------------------------------------------------------------------------

The Company's federal income tax returns through March 31, 1996 were examined and settled with the IRS in 2000. Based on the settlement, the Company released the income tax liability provided in prior years of $2,050.


                                    F-II 14

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

4.  RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 2001, 2000 and 1999 was $16,192, $12,573 and $12,265, respectively.

The Company has entered into reinsurance agreements (yearly renewable term) with affiliates. Under these agreements, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company recorded $5,355, $4,912 and $4,419 of reinsurance premiums, net of ceded allowances, to affiliates for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has recorded reinsurance recoveries from affiliates of $4,462, $3,603 and $7,268 for the years ended December 31, 2001, 2000 and 1999, respectively, reflected in the statement of operations as a reduction of death benefits. Reinsurance recoverable of $1,243 and $2,414 and prepaid reinsurance premiums of $2,766 and $2,671 as of December 31, 2001 and 2000, respectively, relate to these agreements and are included in the balance sheet amounts of the same titles.

Effective June 30, 1999 the Company agreed to 100% co-insure its equity indexed annuity business to AmerUs in a non-cash transaction. Under the terms of the agreement investments with a fair value of $57,648 and an amortized cost of $59,390 were transferred to AmerUs. In return AmerUs co-insured the full liability for this business resulting in a $59,561 reinsurance receivable from affiliate being recorded. The Company also released the $1,815 of deferred policy acquisition costs, which it was carrying on this block. AmerUs, through assumption reinsurance, has assumed approximately 99% and 83% of this business as of December 31, 2001 and 2000, respectively, reducing the reinsurance receivable - affiliate to $519 and $9,870 as of December 31, 2001 and 2000, respectively. As a condition to assumption reinsurance, certain states have required the Company remain contingently liable in the event the assuming reinsurer is unable to fulfill its obligations. The Company was contingently liable for $14,210 and $11,610 of additional reserves as of December 31, 2001 and 2000, respectively.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp. (AIC), a wholly-owned subsidiary of AMAL Corporation. Policies placed by this affiliate generated commission expense of $26,745, $34,544 and $35,736 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 1999, the Company formed a variable insurance trust (VIT). The Company, ALIC, and an affiliate, First Ameritas Life Insurance Corp. of New York (FALIC), offer the VIT as an investment option to policyowners through their Separate Accounts. The Company had separate account investments of $827,893 and $1,021,332 in the VIT as of December 31, 2001 and 2000, respectively. ALIC had separate account investments of $465 and $600 in the VIT as of December 31, 2001 and 2000, respectively. FALIC had separate account investments of $339 as of December 31, 2001, the first year the VIT was available to its policyowners. Affiliates of the Company provide investment advisory and administrative services to the VIT on a fee basis.



                                    F-II 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

4.  RELATED PARTY TRANSACTIONS, (continued)

During 2000, the Company began offering Calvert Variable Series, Inc. (CVS) mutual funds, an affiliate, to policyowners through the Separate Accounts. Separate Account investments in mutual funds offered through CVS were $ 15,574 and $6,009 as of December 31, 2001 and 2000, respectively.

The Company provides supervision, training and marketing support for variable product distributions to AIC, an affiliate. Beginning in 2001, the Company received fees of $1,420 for these services. The fees are reflected in other income on the statement of operations.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5.  BENEFIT PLANS

In past years, the Company was included in a multiple employer non-contributory defined-benefit pension plan (pension plan) and a defined contribution plan that covered substantially all full-time employees of ALIC and its subsidiaries and AMAL Corporation and its subsidiaries. During 2000, the pension plan was closed to new participants, and all existing participants were given two options for future participation.

The first option was to continue participation in the pension plan and defined contribution plan. Pension plan costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $6, $221 and $159, respectively.

The second option for pension plan participants was to elect to end participation in the pension plan, fully vest in their accumulated pension benefits, and receive Company contributions to their defined contribution plan accounts on a quarterly basis.

During 2000, the pension plan and defined contribution plan each merged with the respective pension plan and defined contribution plan of an affiliated company, and both are now sponsored by AHC. While the pension plans were merged, AMAL Corporation and its subsidiaries will continue to have a different benefit formula.

Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2001 and 2000, and from 1% to 3% in 1999 of the participant's compensation. In addition, for those employees who elected to terminate their participation in the pension plan, and for new full time employees subsequent to the closing of the pension plan, the Company makes a contribution of 6.0% of the participant's compensation. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $235, $108 and $47, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For associates eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided up to the date when the associate becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the

                                    F-II 16

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


5. BENEFIT PLANS, (continued)

immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions were $31, $35 and $12 for the years ended December 31, 2001, 2000 and 1999, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6.  INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was ($5,802), $6,874 and ($4,513) for 2001, 2000 and 1999,
respectively. The Company's statutory surplus was $60,516, $63,665 and $41,637 at December 31, 2001, 2000 and 1999, respectively. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements. Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder.

The Company adopted the provisions of the National Association of Insurance Commissioner's Codification of Statutory Accounting Practices for the preparation of statutory financial statements effective January 1, 2001. The adoption of the new accounting principles has the effect of increasing statutory surplus at January 1, 2001 by $2,854, which relates primarily to accounting principles regarding income taxes.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                    F-II 17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS, (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

         Fixed maturity securities available for sale -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

         Equity securities -- Fair value is determined using an independent pricing source.

         Mortgage Loans on real estate -- Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. There were no mortgage loans in default at December 31, 2001 and 2000.

         Loans on insurance policies -- Fair value for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

         Cash and cash equivalents, accrued investment income, reinsurance receivable and recoverable -- The carrying amounts equal fair value.

         Accumulated contract values -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:

                                                                                  December 31
                                                            --------------------------------------------------------
                                                                      2001                          2000
                                                            ------------------------- -- ---------------------------
                                                                Carrying      Fair          Carrying        Fair
                                                                Amount        Value          Amount         Value
----------------------------------------------------------- ------------ ------------ -- ------------ --------------
Financial assets:
   Fixed maturity securities, available for sale             $  199,551   $  199,551      $  139,933   $  139,933
   Equity securities                                              1,960        1,960           1,745        1,745
   Mortgage loans on real estate                                  2,907        2,981           2,091        2,138
   Loans on insurance policies                                   29,391       25,185          23,186       18,948
   Cash and cash equivalents                                     46,927       46,927          18,347       18,347
   Accrued investment income                                      3,487        3,487           2,873        2,873
   Reinsurance receivable - affiliate                               519          519           9,870        9,870
   Reinsurance recoverable                                        1,369        1,369           2,414        2,414
Financial liabilities:
   Accumulated contract values excluding amounts
      held under insurance contracts                         $  286,059   $  286,059      $  204,577   $  204,577





                                    F-II 18

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


8.  COMMITMENTS AND CONTINGENCIES

INVESTMENTS

Mortgage loan commitments of $1,250 were outstanding for investments to be purchased in subsequent years as of December 31, 2001. There were no mortgage loan commitments outstanding as of December 31, 2000. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

LITIGATION

From time to time, the Company is subject to litigation in the normal course of business. Management does not believe that the Company is party to any such pending litigation which would have a material adverse effect on its financial statements or future operations.

9.  SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products, which have Separate Accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Assets of the Separate Accounts are invested in mutual funds and are carried at fair value and are only used to support variable products issued by the Company. During 2001, the Company made initial investments totaling $4,000 into two new mutual fund options offered through Account VA-2. The Company withdrew its investments and related earnings by December 31, 2001 in the amount of $4,729. The realized gains are recorded in the statement of operations. Amounts in the Separate Accounts include policyowner investments in mutual fund options offered through affiliates (See note 4). Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.


Amounts in the Separate Accounts are as follows:

                                                                                          December 31
                                                                             ---------------------------------------
                                                                                    2001                2000
---------------------------------------------------------------------------- ------------------- -------------------
Separate Account V                                                            $        371,818    $        393,900
Separate Account VA-2                                                                1,564,579           1,868,780
---------------------------------------------------------------------------- ------------------- -------------------
                                                                              $      1,936,397    $      2,262,680
---------------------------------------------------------------------------- ------------------- -------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

10.  SUBSEQUENT EVENTS

On April 1, 2002, AMAL Corporation transferred 13.70676 shares of its common stock valued at $18,350 to the Company. The AMAL Corporation stock was immediately distributed by the Company in the following common control group transactions.

Effective April 1, 2002, the Company and Acacia National Life Insurance Company (Acacia National) an affiliate, entered into agreements under which the Company accepted, either on a coinsurance (the fixed account business) or on a modified coinsurance basis (the separate account business), the rights, liabilities and obligations of the variable life and annuity products of Acacia National. In addition, the

                                    F-II 19

Company entered into an assumptive reinsurance agreement to assume these ceded policies upon regulatory approval. These agreements were entered into with Acacia National in exchange for 9.33467 shares of AMAL Corporation common stock valued at $12,500.

On April 1, 2002, in connection with the coinsurance and modified coinsurance of the variable life and annuity products the following assets and liabilities were transferred from Acacia National to the Company and deferred taxes recorded:

Assets:

     Fixed maturity securities, available for sale
       (amortized cost $5,498)                               $     5,930
     Loans on insurance policies                                   3,854
     Cash and cash equivalents                                     1,702
     Accrued investment income                                       197
     Prepaid reinsurance premium                                   1,642
     Deferred policy acquisition costs                            29,785
                                                             -------------
                           Total assets                           43,110
                                                             -------------

Liabilities:

     Accumulated contract values                             $    22,581
     Unearned policy charges                                       1,791
     Unearned reinsurance ceded allowance                          2,158
     Deferred federal income taxes                                 4,765
                                                             -------------
                           Total liabilities                      31,295
                                                             -------------
           Accumulated other comprehensive income                    281
                                                             -------------
                           Difference                        $    11,534
                                                             =============

This transaction is considered a common control group transaction and as such assets and liabilities were transferred at carrying value and no gain or loss was realized. As a result of this transaction, the net assets transferred to the Company resulted in an increase in the paid in capital of the Company.

Also, on April 1, 2002, the Company transferred 4.37209 shares of AMAL Corporation common stock valued at $5,850 to Acacia Life Insurance Company (Acacia), an affiliate, in exchange for the right to be the sole underwriter for the future production of all variable life and annuity products sold by the Acacia distribution force. This also was a common control group transaction and the field distribution received had no book carrying value.

On June 6, 2002, AMAL Corporation, the Company's parent, made a $3,000 cash capital contribution to the Company.

In November 2002, under terms of the modified coinsurance agreement entered into between the Company and Acacia National, separate account assets and liabilities each totaling $106,294 were transferred from Acacia National to the Company.

In December 2002, the Company received an additional cash capital contribution from AMAL Corporation of $17,000.


                                    F-II 20

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)
                                   (UNAUDITED)

                                                                           September 30, 2002
                                                                        -------------------------
                                    ASSETS

  Investments:
    Fixed maturity securities, available for sale
        (amortized cost $255,938)                                            $          265,949
    Equity securities, available for sale
        (amortized cost $2,031)                                                           2,002
    Mortgage loans on real estate                                                         6,792
    Loans on insurance policies                                                          34,785
                                                                        -------------------------
        Total investments                                                               309,528
  Cash and cash equivalents                                                              78,267
  Accrued investment income                                                               4,592
  Reinsurance receivable-affiliate                                                          355
  Reinsurance recoverable-affiliates                                                      1,084
  Reinsurance recoverable-other                                                             279
  Prepaid reinsurance premium                                                             6,107
  Deferred policy acquisition costs, net (gross $186,617)                               177,779
  Federal income tax receivable                                                           7,781
  Other                                                                                   2,371
  Separate Accounts                                                                   1,420,739
                                                                        -------------------------
                                                                             $        2,008,882

                                                                        =========================

                     LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

  Policy and contract reserves                                               $           10,049
  Policy and contract claims                                                              1,300
  Accumulated contract values                                                           420,516
  Unearned policy charges                                                                 5,077
  Unearned reinsurance ceded allowance                                                    5,387
  Deferred federal income tax payable                                                    16,532
  Accounts payable - affiliates                                                           3,618
  Other                                                                                   5,822
  Separate Accounts                                                                   1,420,739
                                                                        -------------------------
        Total Liabilities                                                             1,889,040
                                                                        -------------------------

STOCKHOLDER'S EQUITY:

  Common stock, par value $100 per share; authorized
     50,000 shares, issued and outstanding 40,000 shares                                  4,000
  Additional paid-in capital                                                             72,904
  Retained earnings                                                                      41,928
  Accumulated other comprehensive income                                                  1,010
                                                                        -------------------------
        Total Stockholder's Equity                                                      119,842
                                                                        -------------------------

                                                                             $        2,008,882

                                                                        =========================

The accompanying notes are an integral part of these unaudited financial statements.


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                             STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 (in thousands)
                                   (UNAUDITED)

INCOME:

 Insurance revenues:

  Contract charges                                                    $           51,413
  Premium-reinsurance ceded                                                       (9,210)
  Reinsurance ceded allowance                                                      3,552
 Investment revenues:
  Investment income, net                                                          13,301
  Realized gain(loss), net                                                           993
 Other                                                                             1,597
                                                                 -------------------------

                                                                                  61,646

                                                                 -------------------------
BENEFITS AND EXPENSES:

 Policy Benefits:
  Death benefits                                                                   3,906
  Interest credited                                                               13,177
  Increase in policy and contract reserves                                         4,564
  Other                                                                              144
 Sales and operating expenses                                                     19,850
 Amortization of deferred policy acquisition costs                                29,515
                                                                 -------------------------

                                                                                  71,156

                                                                 -------------------------

Loss before federal income taxes                                                  (9,510)
                                                                 -------------------------

 Income taxes - current                                                           (4,554)
 Income taxes - deferred                                                             938
                                                                 -------------------------

        Total income taxes                                                        (3,616)
                                                                 -------------------------

 Net loss                                                             $           (5,894)
                                                                 =========================



The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    STATEMENT OF COMPREHENSIVE INCOME (LOSS)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 (in thousands)
                                   (UNAUDITED)

Net loss                                                               $           (5,894)
Other comprehensive income, net of tax:
      Unrealized gains (losses) on securities:
        Unrealized holding gains arising during
         period (net of deferred tax of $685)                                       1,272
        Reclassification adjustment for gains included
         in net loss (net of deferred tax of $348)                                   (645)
                                                                  -------------------------
      Other comprehensive income                                                      627
                                                                  -------------------------

Comprehensive loss                                                     $           (5,267)
                                                                  =========================






The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                        STATEMENT OF STOCKHOLDER'S EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                          (in thousands, except shares)
                                   (UNAUDITED)

                                                                                         Accumulated
                                                            Additional                      Other
                                          Common Stock       Paid - in    Retained      Comprehensive
                                        Shares    Amount      Capital     Earnings          Income           Total
                                     --------------------------------------------------------------------------------
BALANCE, January 1, 2002                40,000  $  4,000  $    58,370   $  47,822     $        383      $  110,575

Net unrealized investment
  gain(loss), net                            -         -            -           -              627             627

Capital contribution                         -         -        3,000           -                -          14,534

Common control transactions

  (Note 3)                                   -         -       11,534           -                -               -

Net loss                                     -         -            -      (5,894)               -          (5,894)
                                     --------------------------------------------------------------------------------

BALANCE, September 30, 2002             40,000  $  4,000  $    72,904   $  41,928     $      1,010      $  119,842
                                     ================================================================================







The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 (in thousands)
                                   (UNAUDITED)

OPERATING ACTIVITIES

Net Loss                                                                 $           (5,894)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
        Amortization of deferred policy acquisition costs                            29,515
        Policy acquisition costs deferred                                           (20,339)
        Interest credited to contract values                                         13,177
        Amortization of discounts or premiums                                           226
        Net realized gains(losses) on investment transactions                          (993)
        Deferred income taxes                                                           938
        Change in assets and liabilities:
         Accrued investment income                                                     (908)
         Reinsurance receivable-affiliate                                               164
         Reinsurance recoverable-affiliates                                             159
         Reinsurance recoverable-other                                                 (153)
         Prepaid reinsurance premium                                                   (365)
         Federal income tax receivable                                               (4,553)
         Other assets                                                                   709
         Policy and contract reserves                                                 4,564
         Policy and contract claims                                                   1,049
         Unearned policy charges                                                        524
         Unearned reinsurance ceded allowance                                          (529)
         Other liabilities                                                            3,466
                                                                    -------------------------
Net cash from operating activities                                                   20,757
                                                                    -------------------------

INVESTING ACTIVITIES

Purchase of fixed maturity securities available for sale                            (88,355)
Purchase of mortgage loans on real estate                                            (4,150)
Proceeds from maturities or repayment of fixed maturity
  securities available for sale                                                       6,328
Proceeds from sales of fixed maturity securities available for sale                  29,890
Proceeds from repayments of mortgage loans on real estate                               256
Net change in loans on insurance policies                                            (1,539)
Proceeds from Acacia National coinsurance transaction (Note 3)                        1,702
                                                                    -------------------------
  Net cash from investing activities                                                (55,868)
                                                                    -------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 (in thousands)
                                   (UNAUDITED)

FINANCING ACTIVITIES

Capital contribution                                                $            3,000
Net change in accumulated contract values                                       63,451
                                                               -------------------------
  Net cash from financing activities                                            66,451
                                                               -------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                           31,340
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                46,927
                                                               -------------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $           78,267
                                                               =========================

Non-Cash Transactions

  Common control transactions (Note 3)
  Receipt and transfer of AMAL Corporation stock                                18,350
  Increase in paid in capital from reinsurance transactions                     11,534

The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2002
                                   (UNAUDITED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp.
(ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC). The Company currently issues variable life insurance, variable annuity, and fixed premium annuity policies, none of which are participating with respect to dividends.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates susceptible to significant change include deferred policy acquisition costs, reserves and income taxes.

2. BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2001, 2000, and 1999.

3. RELATED PARTY TRANSACTIONS

On June 6, 2002, AMAL Corporation, the Company's parent, made a $3,000 cash capital contribution to the Company.

On April 1, 2002, AMAL Corporation transferred 13.70676 shares of its common stock valued at $18,350 to the Company. The AMAL Corporation stock was immediately distributed by the Company in the following common control group transactions.

Effective April 1, 2002, the Company and Acacia National Life Insurance Company (Acacia National) an affiliate, entered into agreements under which the Company accepted, either on a coinsurance (the fixed account business) or on a modified coinsurance basis (the separate account business), the rights, liabilities and obligations of the variable life and annuity products of Acacia National. In addition, the Company entered into an assumptive reinsurance agreement to assume these ceded policies upon regulatory approval. These agreements were entered into with Acacia National in exchange for 9.33467 shares of AMAL Corporation common stock valued at $12,500.

On April 1, 2002, in connection with the coinsurance and modified coinsurance of the variable life and annuity products the following assets and liabilities were transferred from Acacia National to the Company and deferred taxes recorded.

                   AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2002
                                   (UNAUDITED)

3. RELATED PARTY TRANSACTIONS, continued

Assets:
             Fixed maturity securities, available for sale
                (amortized cost $5,498)                          $    5,930
              Loans on insurance policies                             3,854
              Cash and cash equivalents                               1,702
              Accrued investment income                                 197
              Prepaid reinsurance premium                             1,642
              Deferred policy acquisition costs                      29,785
                                                                 ----------
                           Total assets                              43,110
                                                                 ----------
Liabilities:

              Accumulated contract values                            22,581
              Unearned policy charges                                 1,791
              Unearned reinsurance ceded allowance                    2,158
              Deferred federal income taxes                           4,765
                                                                  ---------
                           Total liabilities                         31,295
                                                                  ---------
              Accumulated other comprehensive income                    281
                                                                  ---------
                           Difference                             $  11,534
                                                                  =========

This transaction is considered a common control group transaction and as such assets and liabilities were transferred at carrying value and no gain or loss was realized. As a result of this transaction, the net assets transferred to the Company resulted in an increase in the paid in capital of the Company.

Also, on April 1, 2002, the Company transferred 4.37209 shares of AMAL Corporation common stock valued at $5,850 to Acacia Life Insurance Company (Acacia), an affiliate, in exchange for the right to be the sole underwriter for the future production of all variable life and annuity products sold by the Acacia distribution force. This also was a common control group transaction and the field distribution received had no book carrying value.

4. SUBSEQUENT EVENTS

In November 2002, under terms of the modified coinsurance agreement entered into between the Company and Acacia National, separate account assets and liabilities each totaling $106,294 were transferred from Acacia National to the Company.

In December 2002, the Company received an additional cash capital contribution from AMAL Corporation of $17,000.

   PART C

                                OTHER INFORMATION

     Item 27.     Exhibits

     Exhibit
     Number       Description of Exhibit
     (a)          Board of Directors Resolution of Ameritas Variable Life
                  Insurance Company Authorizing Establishing the Separate
                  Account. 1
     (b)          Custodian Agreements. Not Applicable.
     (c)          Principal Underwriting Agreement and Amendment. 1, 2
     (d)          Form of Policy.
     (e)          Form of Application.
     (f)          Articles of Incorporation of Ameritas Variable Life Insurance
                  Company. 2
                  Bylaws of Ameritas Variable Life Insurance Company. 3
     (g)          Form of Assumption Reinsurance Agreement. 1
     (h)          Forms of Participation Agreements:
                  American Century Variable Portfolios, Inc. 4
                  Calvert Variable Series, Inc. Ameritas Portfolios. 3
                  Variable Insurance Products Funds (Fidelity). 2
                  Summit Mutual Funds, Inc. 4
                  Third Avenue Variable Series Trust. 4
     (i)          Administrative Contracts. Not Applicable.
     (j)          Other Material Contracts: Powers of Attorney. 5
     (k)          Legal Opinion of Donald R. Stading.
     (l)          Actuarial Opinion. Not applicable.
     (m)          Calculation. Not applicable.
     (n)          Other Opinions: Independent Auditors' Consent.
     (o)          No financial statements are omitted from Item 24.
     (p)          Initial Capital Agreements. Not applicable.
     (q)          Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)
                  (b)(12)(iii). 6

Footnotes:

1. Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed November 5, 1996.
2. Incorporated by reference to the Pre-Effective Amendment to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed January 17, 1997.
3. Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed August 30, 1999.
4. Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.
5. Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-46675, filed March 29, 2002.
6. Incorporated by reference to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-101274, filed November 18, 2002.

Item 28.   Directors and Officers of the Depositor

         Name and Principal             Position and Offices
         Business Address               with Depositor
         Lawrence J. Arth*              Director, Chairman of the Board and Chief Executive Officer
         William J. Atherton*           Director, President and Chief Operating Officer
         Kenneth C. Louis*              Director and Executive Vice President
         Thomas C. Godlasky**           Director, Senior Vice President and Chief Investment Officer
         JoAnn M. Martin*               Director, Vice President and Chief Financial Officer
         Gary R. McPhail**              Director and Executive Vice President
         David C. Moore*                Director
         Garrett P. Ryan***             Director
         Melinda S. Urion****           Director
         Robert C. Barth*               Controller
         Raymond M. Gilbertson*         Vice President - Corporate Compliance
         William W. Lester*             Treasurer
         Thomas N. Simpson*             Senior Vice President and National Sales Manager
         Donald R. Stading*             Secretary and General Counsel

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
*** Principal business address: Indianapolis Life Insurance Company, 2960 North Meridian, Indianapolis, Indiana 46206.
**** Principal business address: AmerUs Group Company, 699 Walnut Street, Des Moines, Iowa 50309.



Item 29.        Persons Controlled by or Under Common Control with the Depositor or the Registrant

Name of Corporation (state where organized)                            Principal Business
Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company

         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corp. (MD)..............................holding company
              ----------------------
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                     Acacia Property & Casualty Insurance

                     Agency, Inc. (VA).................................insurance agency
                     Acacia Service Corp. (VA).........................deposit solicitation
                     Acacia Title Agency, Inc. (VA)....................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group. Ltd. (DE).............................holding company
                     Calvert Asset Management Company (DE).............asset management services
                     Calvert Shareholder Services, Inc. (DE)...........administrative services
                     Calvert Administrative Services Company (DE)......administrative services
                     Calvert Distributors, Inc. (DE)...................broker-dealer
              Acacia National Life Insurance Company (DC)..............variable life/annuity insurance company
              --------------------------------------
              Acacia Realty Square, LLC (DE)...........................property management company
              -------------------------
              Enterprise Resources, LLC (DE)...........................class II insurance sales
              -------------------------

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between Ameritas Life
              ----------------                                         Insurance Corp. (52.41%), AmerUs Life Insurance Company
                                                                       (33.59%), Acacia Life Insurance Company (3.60%),
                                                                       Acacia National Life Insurance Company (7.43%), and Acacia
                                                                       Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer & investment advisor
                  Ameritas Variable Life Insurance Company (NE)        life insurance company
                  The Advisors Group, Inc. (DE)........................securities broker-dealer, investment advisor
                     Advisors Group Insurance Agency of Texas,
                       Inc. (TX).......................................broker-dealer insurance broker
                     Acacia Insurance Agency of Massachusetts,
                       Inc. (MA).......................................broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Ohio,
                       Inc. (OH).......................................broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Alabama,
                       Inc. (AL).......................................broker-dealer insurance broker
              Ameritas Investment Advisors, Inc. (NE)..................investment advisor
              ----------------------------------
              Ameritas Managed Dental Plan, Inc. (CA)..................managed care dental insurance company
              ----------------------------------
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              -----------------------------------------------
              Lincoln Gateway Shopping Center, Inc. (NE)...............real estate investment and management
              -------------------------------------
              Pathmark Assurance Company (NE)..........................third-party administrator and reinsurer of dental
              --------------------------                               and eye care insurance plans
              Veritas Corp. (NE).......................................insurance marketing agency
              -------------

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 30.      Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.      Principal Underwriter

a) Ameritas Investment Corp. which serves as the principal underwriter for the variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, also serves as the principal underwriter for variable annuity contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Life Insurance Corp. Separate Account LLVL and First Ameritas Variable Life Separate Account and variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA and First Ameritas Variable Annuity Separate Account. AIC is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.

b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

         Name and Principal            Positions and Offices
         Business Address              With Underwriter
         ----------------              ----------------
         Lawrence J. Arth*             Director and Chairman of the Board
         William R. Giovanni*          Director, President and Chief Executive Officer
         Salene Hitchcock-Gear**       Director, Executive Vice President and Chief Operating Officer
         Kenneth C. Louis*             Director, Senior Vice President
         Gary R. McPhail***            Director, Senior Vice President
         Thomas C. Godlasky***         Director
         Billie B. Beavers****         Senior Vice President
         James R. Fox****              Senior Vice President
         Michael P. Heaton****         Senior Vice President
         William W. Lester*            Treasurer
         Maria E. Sherffius*           Assistant Vice President - Compliance Officer
         Donald R. Stading*            Secretary and General Counsel
         Michael M. VanHorne****       Senior Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: The Advisors Group, Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814.
*** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
**** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c) Compensation From the Registrant.
          (1)                          (2)                     (3)                     (4)               (5)
                                                         Compensation on
                                Net Underwriting       Events Occasioning
     Name of Principal           Discounts and         the Deduction of a           Brokerage           Other
     Underwriter                 Commissions          Deferred Sales Load         Commissions       Compensation
     Ameritas Investment
     Corp.("AIC")                $11,335,364                   $0                   $1,283             $343,169

          (2)+(4)+(5) = Gross variable life compensation received by AIC. (2)
          = Sales compensation received and paid out by AIC as underwriter; AIC retains 0. (4) = Sales compensation received by AIC for retail sales.
          (5) = Sales compensation received by AIC and retained as underwriting fee.

Item 32.  Location of Accounts and Records

         The Books, records and other documents required to be maintained by
         Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 33.  Management Services

         Not Applicable.

Item 34.  Fee Representation

          Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 31st day of January, 2003.

         AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT V, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor



                                                           By: Lawrence J. Arth*
                                                              ------------------
                                                           Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on January 31, 2003.

       SIGNATURE                                               TITLE

     Lawrence J. Arth *                     Director, Chairman of the Board and Chief Executive Officer

     William J. Atherton *                  Director, President and Chief Operating Officer

     Kenneth C. Louis *                     Director, Executive Vice President

     Gary R. McPhail *                      Director, Executive Vice President

     Thomas C. Godlasky *                   Director, Senior Vice President and Chief Investment Officer

     JoAnn M. Martin *                      Director, Vice President and Chief Financial Officer

     David C. Moore **                      Director

     Garrett P. Ryan **                     Director

     Melinda S. Urion **                    Director

     Robert C. Barth *                      Controller

     William W. Lester *                    Treasurer

 /s/ Donald R. Stading                      Secretary and General Counsel
-----------------------
     Donald R. Stading

     * Signed by Donald R. Stading under Powers of Attorney executed effective as of January 25, 2001.
     ** Signed by Donald R. Stading under Powers of
        Attorney executed effective as of November 15, 2002.

                                  Exhibit Index

     Exhibit

       (d)    Form of Policy

       (e)    Form of Application

       (k)    Legal Opinion of Donald R. Stading

       (n)    Other Opinions:  Independent Auditors' Consent